As filed with the Securities and Exchange Commission on June 12, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Western United Holding Company

(Exact name of registrant as specified in its charter)

Washington	6311	73-1642091
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
601 West 1st Avenue
Spokane, Washington 99201
(509) 835-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Paul Sandifur, Jr.

Chairman of the Board and Chief Executive Officer
Western United Holding Company
601 West 1st Avenue
Spokane, Washington 99201
(509) 835-2500
(Name, Address, including zip code, and telephone number,
including area code, of agent for service)

With copies sent to:

Robert J. Ahrenholz, Esq.
Michael J. Zieg, Esq.
Kutak Rock LLP
1801 California, Suite 3100
Denver, Colorado 80202
(303) 297-2400

Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class	Amount	Proposed Maximum	Proposed Maximum
of Securities to	to be	Offering Price	Aggregate Offering	Amount of
be Registered	Registered	per Share(1)(2)	Price(1)(2)	Registration Fee(3)

Preferred Stock, Series A	6,000,000	$25.00	$150,000,000.00	$12,135.00

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2)	Includes 1,200,000 shares of preferred stock that remain unsold and are being carried forward from Registration Statement No. 333-72346-01 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $2,427 was previously paid. Upon being declared effective, this Registration Statement shall constitute a post-effective amendment to Registration Statement No. 333-72346-01. Includes an indeterminate amount of securities that may be offered solely for market-making purposes by an affiliate of the registrant.
(3)	A filing fee of $2,427 was previously paid for the 1,200,000 shares of preferred stock carried forward from Registration Statement No. 333-72346-01 pursuant to Rule 429. Pursuant to Rule 457(q), no filing fee is required for the indeterminate amount of securities that may be offered solely for market-making purposes by an affiliate of the Registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted before the time this prospectus is delivered in final form. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated June 12, 2003

PROSPECTUS

Western United Holding Company

Up to 6,000,000 Shares of

Variable Rate Cumulative Preferred Stock, Series A

    We are offering up to 6,000,000 shares of our Variable Rate Cumulative Preferred Stock, Series A in this offering.

•	Our preferred stock is listed for trading on the American Stock Exchange under the symbol “WUC.pr”.

•	We expect preferred stock dividends will be declared monthly. The dividends will be cumulative and will be determined according to a variable rate formula described in this prospectus. Our board of directors has authorized an additional dividend, in addition to the base dividend rate described in this prospectus, in an additional amount so that the annualized divided rate, after application of the base dividend rate and the additional dividend, will be 8.5% annually on the preferred stock. However, this additional amount may be increased, reduced or eliminated at any time by our board. In all cases, the annual dividend rate, after applying any additional amounts authorized by our board, will never be less than 4% nor more than 14%.

•	The preferred stock has a liquidation preference of $25 per share.

•	We may redeem the preferred stock, in whole or in part, at any time at a price of $25 per share plus the amount of any declared but unpaid dividends.

	Per Share	Total

Public offering price(1)	$25.00	$150,000,000
Maximum sales commission(2)	$1.50	$9,000,000
Proceeds, before expenses, to us	$23.50	$141,000,000

(1)	In some cases, we may negotiate a pricing discount and sell you shares at a price less than $25.00 per share. In this case, we will furnish you a pricing supplement that discloses your actual purchase price per share.
(2)	Assumes the maximum sales commission of 6%.

This investment involves a significant degree of risk. In addition to the following factors, you should consider carefully the risk factors beginning on page 11 in this prospectus.

•	The proceeds of this offering may be used to pay preferred stock dividends.

•	Although the preferred stock is listed on the American Stock Exchange, an active trading market for the preferred stock has not developed and one may not develop in the future.

•	The preferred stock shares are not deposits or savings accounts and are not insured by the FDIC or any government agency.

•	We are offering the preferred stock on a continuous, best efforts basis, which means that Metropolitan Investment Securities, Inc. is not required to sell any specific dollar amount of preferred stock, but will use its best efforts to sell the preferred stock, and there is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

•	We will not sell any preferred stock under this prospectus after July 31, 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

    After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time. This prospectus may be used by our affiliates in connection with offers and sales of the preferred stock in market-making transactions.

Metropolitan Investment Securities, Inc.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OVERVIEW
LIFE INSURANCE AND ANNUITY OPERATIONS
RECEIVABLE INVESTMENTS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF PREFERRED STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Consolidated Financial Statements as of September 30, 2002 and 2001 and for each of the three years ended September 30, 2002, 2001 and 2000
Unaudited Interim Consolidated Financial Statements as of March 31, 2003 and of each of the six-month periods ended March 31, 2003 and 2002
SIGNATURES
Index to Financial Statement Schedules
EX-5.1 Opinion/Consent of Kutak Rock LLP
EX-10.5 Servicing Agreement
EX-12.1 Statement Regarding Computation of Ratios
EX-23.1 Consent of Ernst & Young LLP

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PROSPECTUS SUMMARY

   This summary highlights information contained in this prospectus. This summary does not contain all of the information that you should consider. You should read this prospectus carefully when evaluating us and our preferred stock.

Western United Holding Company

        Organization. We are a holding company with only one wholly owned operating subsidiary, Western United Life Assurance Company. We are a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. Substantially all of our operations are conducted through our subsidiary, Western Life. Western Life was established in 1963. Throughout this prospectus, references to the terms “we,” “us,” “our” and similar terms include both Western United Holding Company and Western United Life Assurance Company together. The financial information in this prospectus for dates before May 3, 2002, the date we were formed, relates solely to Western Life.

        Our principal offices are located at 601 West 1st Avenue, Spokane, Washington 99201, and our telephone number is (509) 227-7500.

        Insurance Operations. Western Life is an insurance company that sells annuity and life insurance products. It is domiciled in the State of Washington and sells these products through over 1,700 independent sales representatives in 16 states, primarily in the western half of the United States. Western Life currently has an insurance license application pending in the State of New Mexico. We also intend to expand our operations in other states as opportunities arise.

        Western Life has been assigned an A.M. Best Company rating of B- (Fair), which is the 8th highest rating. A.M. Best publishes both a financial strength rating and a financial performance rating on almost 6,000 life, health, and property and casualty insurance companies. A.M. Best’s financial strength ratings range from A++ (Superior) to F (In Liquidation) and include 15 separate ratings (not including the S rating for “Suspended”). A.M. Best bases its rating on a number of complex financial ratios, the length of time a company has been in business, the nature and quality of investments in its portfolio, depth and experience of management and various other factors. A.M. Best’s ratings are supplied primarily for the benefit of the policyholders and insurance agents.

        A.M. Best defines the rating of B- as “fair”. The rating is assigned to companies that have, on balance, fair balance sheet strength, operating performance and market profile when compared to the standards established by A.M. Best. In A.M. Best’s opinion, these companies have an ability to meet their current obligations to policyholders, but their financial strength is vulnerable to adverse changes in underwriting and economic conditions.

        Investments. Proceeds from our sales of annuity and life products are invested (1) in cash flowing assets, consisting of obligations secured by real estate, structured settlements, annuities, lottery prizes and other investments, which we collectively refer to as “receivables,” and (2) in securities, which consist primarily of U.S. Treasury and Government agency obligations and investment grade bonds, which we refer to as our “securities investments.”

        The following chart depicts the distribution of our assets as a percentage of total assets at March 31, 2003:

Assets as a Percentage of Total Assets

Distribution of Assets as a Percentage of Total Assets
Receivables Collateralized by Real Estate	41.00
Securities Investments	32.00
Reinsurance Receivable	8.00
Other Receivables (Structured Settlements, Lotteries,	6.00
Annuities and Direct Financing Leases)
Other	5.00
Deferred Costs	4.00
Real Estate Held for Sale and Development	4.00

        Our real estate receivables primarily consist of commercial and residential loans secured by first position liens on real estate. We expanded the origination of commercial real estate loans during the fiscal years ended September 30, 2002 and 2001, such that approximately 58% of the face value of the real estate receivables as of September 30, 2002 are commercial loans, compared to 30% as of September 30, 2001. As of March 31, 2003, commercial loans accounted for 66% of the outstanding principal balance of our real estate contracts and mortgage notes receivables. These loans are evaluated, underwritten and closed by our affiliate, Summit Securities, Inc., in accordance with our predefined criteria. The evaluation, underwriting and closing operations for the residential and other non-commercial real estate receivables are performed by our parent, Metropolitan, at Metropolitan’s headquarters in Spokane, Washington, in accordance with management and acquisition service agreements we have with Metropolitan.

        Property Development. From time to time, we may acquire properties for the purpose of developing the property through a purchase from Metropolitan or other third parties. We may also develop properties we own or acquire through a foreclosure. We develop or improve properties for the purpose of enhancing values, to increase marketability and to maximize profit potential.

Organizational Charts

        Metropolitan Mortgage & Securities Co., Inc. The chart below lists the principal operating subsidiaries of our parent, Metropolitan, including us.

        Metropolitan Mortgage & Securities Co., Inc.: Metropolitan is our parent organization and invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

        Western United Holding Company: Our primary operational business activity is being the sole shareholder of Western Life.

        Western United Life Assurance Company: Western Life is our only operating subsidiary. Western Life is engaged primarily in the sale of annuity contracts and investing in receivables. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

        Consumers Group Holding Co., Inc.: A holding company and an affiliate of ours due to the common control by Metropolitan, with its sole business activity currently being that of a shareholder of Consumers Insurance Company.

        Consumers Insurance Company: An inactive property and casualty insurer and an affiliate of ours due to the common control by Metropolitan.

        Metwest Mortgage Services, Inc.: Metwest, one of our affiliates due to the common control by Metropolitan, primarily performs collection and servicing functions for us, our affiliates and others. It is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/servicer.

        Summit Securities, Inc. The chart below lists the principal operating subsidiaries of Summit Securities, Inc., one of our affiliates.

        National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

        Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings. In this prospectus, Summit Securities and its subsidiaries are collectively referred to as “Summit.”

        Metropolitan Investment Securities, Inc.: MIS is a broker-dealer that is in the business of marketing securities that are offered by Summit, Metropolitan and us, as well as mutual funds and general securities. MIS is the lead selling agent for this offering.

        Summit Property Development, Inc.: Provides real estate development services to others; principally to Metropolitan and us.

        Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

        Old Standard Life Insurance Company: Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon. Old Standard invests in receivables and other investments principally funded by proceeds from receivable investments and from annuity sales. Old Standard also originates commercial loans for us and our affiliates.

        Old West Annuity & Life Insurance Company: Old West is licensed to sell insurance products in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas. Old West invests in receivables and other investments principally funded by proceeds from receivable investments and from annuity sales.

Operations With Affiliates

        We are affiliated with Metropolitan and Summit through the common control by C. Paul Sandifur, Jr. Mr. Sandifur beneficially owns Metropolitan, which is our parent and sole shareholder. Mr. Sandifur also owns the sole shareholder and parent of Summit. We receive services from Metropolitan and Summit, and engage in business transactions with Metropolitan and Summit. We engage in these activities and share services in order to leverage existing capabilities and technology instead of creating duplicate functionality to provide a more cost effective structure. As a result of these relationships, conflicts of interests may arise between Metropolitan, Summit and us regarding the allocation of receivable investments.

        Affiliate Services. The services that Metropolitan generally provides to us include (1) non-commercial receivable underwriting, (2) receivable servicing, and (3) general administrative support services. The services that Summit generally provides to us include (a) underwriting commercial loan originations, (b) property development consulting and development services, and (c) the sale of our preferred stock.

        Metropolitan provides general administrative support services and receivable servicing for a portion of our receivable portfolio. The remainder of our receivable servicing is performed by Ocwen Federal Bank FSB, an unaffiliated third party servicer. Metropolitan’s services are provided to us under the terms of a Management, Receivable Acquisition and Servicing Agreement. Under the agreement, Metropolitan maintains a cost allocation system designed to measure the activity of the general support services departments used by Metropolitan and us in a manner providing a basis for allocation of the costs generated by the separate companies. Administrative service fees and servicing and collection charges allocated to us represent all significant direct expenses incurred by Metropolitan on our behalf.

        Except for commercial loans, Metropolitan performs all of our receivable underwriting and acquisition services for a fee under the terms of the Management, Receivable Acquisition and Servicing Agreement. The fee represents all significant direct expenses incurred by Metropolitan on our behalf. Other than commercial loan originated receivables, substantially all of our receivable acquisitions have been acquired through and underwritten by Metropolitan.

        Summit provides real estate development services to us for a fee. These services include sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the necessary approvals to develop a particular property. Summit’s broker-dealer subsidiary, Metropolitan Investment Securities, Inc., sells our publicly registered equity securities. We pay a maximum sales commission of 6% to MIS for the sale of our securities under the terms of written selling agreements. Currently, we rely entirely on the efforts of MIS to sell our publicly registered equity securities.

The Offering

Preferred stock, Series A to be offered by us	We are offering up to 6,000,000 shares. There is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

Price per share	We are selling the preferred stock for $25.00 per share. In some cases, we may negotiate a pricing discount and sell you shares at a price less than $25.00 per share. In this case, we will furnish you a pricing supplement that discloses your actual purchase price per share. For shares purchased at a discount, the liquidation preference will remain $25.00 and the dividend rate on your shares will be calculated against a value of $25.00 per share. For these sales, we do not expect the net proceeds to us to be materially different than those described in this prospectus.

Dividends	Dividends on the preferred stock will be cumulative. We expect to pay dividends monthly at the annual dividend rate described under “DESCRIPTION OF PREFERRED STOCK — Dividends.” Dividends will be calculated against a value of $25.00 per share.

Liquidation rights	If we were to liquidate, you will have a right to receive a liquidation preference of $25 per share, plus declared and unpaid dividends. Your liquidation rights will be paid only after all of our debts are paid. Your liquidation rights will be paid before any liquidating distributions are made to our common stockholders.

Purchase is subject to redemption	Your purchase of preferred stock is subject to approval by the American Stock Exchange. Because the preferred stock is listed for trading on AMEX, we are required to get AMEX’s approval to list additional shares on the exchange. Therefore, we will periodically submit information as to the holders of our preferred stock to AMEX to have additional shares approved for listing. AMEX may determine not to list shares if they are held in significant concentrations by persons who AMEX determines not to be in the best interests of the exchange, and may therefore reject a purchase of our shares by a particular individual. If the AMEX rejects your purchase, we will redeem your shares at $25 per share, plus the amount of declared but unpaid dividends to the date of redemption.

Voting rights	Your voting rights will be limited to the following:

• you will have those voting rights expressly granted by the laws of the State of Washington;

• you will have limited voting rights if the dividends payable to you on your preferred stock remain unpaid for a period of time that equals 24 monthly dividends; and

• you will be entitled to vote to approve the creation of a new series of preferred stock by us if the new series ranks equally with or senior to the Series A shares.

Plan of distribution	We are offering the preferred stock on a best efforts basis.

Use of proceeds	We will use the proceeds from the sales of the preferred stock (1) to invest in receivables and to make other investments, which may include investments in new business ventures or to acquire other companies, and then (2) to develop real estate we currently hold or acquire in the future. We may also use the proceeds to pay preferred stock dividends and for general corporate purposes.

American Stock Exchange symbol	“WUC.pr”

Market-making	After completion of this offering, our affiliates may act as market makers for the preferred stock, but they are not required to do so. If our affiliates do make a market, they may stop making a market in the preferred stock at any time. This prospectus may be used by our affiliates in connection with offers and sales of the preferred stock in market-making transactions.

Risk factors	You should carefully consider the matters discussed below under the heading “RISK FACTORS.”

Summary Consolidated Financial Data

        The summary consolidated financial data shown below as of and for the six months ended March 31, 2003 and 2002 and as of September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, our consolidated financial statements and related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus. The consolidated financial data shown below as of September 30, 2000, 1999 and 1998 and for the years ended September 30, 1999 and 1998, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from audited consolidated financial statements not included in this prospectus. In May 2002, we were formed and subsequently were transferred 100% of the outstanding common stock of Western Life. In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the exchange of shares has been accounted for similar to that of a pooling of interests. As a result of a pooling of interests, the Summary Consolidated Financial data shown below has been restated as of the earliest period presented as though the ownership exchange had occurred at that date. See Note 1 to our consolidated financial statements.

	Six Months Ended or
	at March 31,		Year Ended or at September 30,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)		(Dollars in thousands)

	(Unaudited)
Consolidated Statements of Income Data:
Revenues	$48,088	$39,572	$99,328	$68,503	$68,419	$57,278	$63,438

Net income	$3,577	$2,806	$27,937	$12,421	$1,372	$11,128	$3,753
Preferred stock dividends	(275)	—	—	—	—	—	—

Income applicable to common stockholders	$3,302	$2,806	$27,937	$12,421	$1,372	$11,128	$3,753

Ratio of earnings to fixed charges and preferred stock dividends	1.14	1.17	1.78	1.07	1.06	(1)	1.11
Per Common Share Data:
Cash dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Consolidated Balance Sheet Data:
Total assets	$1,774,320	$1,247,900	$1,563,991	$1,176,668	$1,045,025	$1,075,222	$1,041,750
Debt payable	$149,296	$43,117	$104,223	$23,255	$24,983	$44,431	$1,157
Surplus notes	$—	$—	$—	$—	$—	$9,450	$30,800
Stockholder’s equity	$202,665	$155,573	$147,993	$96,450	$64,939	$68,231	$60,628

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends for the fiscal year ended September 30, 1999 by approximately $0.1 million.

RISK FACTORS

        You should carefully consider the following risks and uncertainties relating to our company and our preferred stock. These risks and uncertainties are not the only ones we face. Additional unknown risks and uncertainties, or ones that we currently consider immaterial, may also impair our business operations. If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Associated With Our Business

        If our insurance subsidiary earnings are unavailable for dividends and fees, we may not be able to pay our obligations when due.

        We depend primarily on our subsidiary, Western Life, to make cash payments to us to meet our payment obligations. At March 31, 2003, Western Life was restricted from paying dividends due to a lack of statutory surplus funds. Regulations in the State of Washington define the way in which an insurance company, such as Western Life, can transfer assets and the amount of money that can be paid out in dividends by the insurance company. These regulations restrict the payment of cash dividends to the insurance company’s portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends, as statutorily defined, is subject to prior notice to, and review and approval by, the Washington State Insurance Commissioner. Restrictions on Western Life’s ability to declare dividends and transfer of assets could have an adverse effect on our financial performance and ability to meet our preferred stock dividend payments when due.

        Insufficient Risk-Based Capital of Western Life may adversely affect our business.

        Washington State’s Risk-Based Capital Model Law requires an insurance company to maintain specified amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. If our insurance company subsidiary, Western Life, is unable to maintain adequate capital, it may be prevented from making further investments in higher risk-adjusted assets such as commercial loans, real estate and equity investments. Compliance with the Risk-Based Capital Model Law requirements is tested annually at calendar year-end. At the last annual review at its statutory reporting period ended December 31, 2002, Western Life’s capital and surplus levels exceeded the calculated specified requirements. Recently, Western Life has maintained adequate levels of capital through capital contributions from Metropolitan and Western Holding. Western Life’s ability to generate capital is dependent on Metropolitan’s ability to maintain adequate levels of liquidity permitting it to make further capital investments in Western Life and Western Holding’s ability to sell preferred stock, allowing Western Holding to make capital contributions to Western Life. To the extent that Metropolitan and Western Holding do not maintain adequate levels of liquidity permitting them to make additional capital investments in Western Life, Western Life’s ability to maintain specified amounts of capital could be adversely affected.

        Our current focus of resources being allocated to originating commercial loans could lead to losses.

        We focus our loan originations on commercial loans. Commercial loans accounted for approximately $168.5 million, or 78%, and $270.6 million, or 83%, of the real estate receivables purchased or originated by us in the six months ended March 31, 2003 and in the fiscal year ended September 30, 2002, respectively. We expect the percentage of our receivables that are commercial loans to increase in the near future, but cannot predict whether we will have the ability or the desire to originate commercial loans in the future, whether those loans will achieve desirable yields or whether we will be able to accurately predict commercial loan default rates. This potential decrease in the diversification of our receivables could lead to losses if our commercial loan business is not profitable.

        Increased delinquency rates on commercial loans could lead to higher than anticipated receivable losses.

        Our commercial loans have a higher rate of default than some of our other types of receivables. The principal amount of our commercial loans, as a percentage of total outstanding commercial loans, that was in default for more than 90 days as of March 31, 2003 and September 30, 2002, 2001 and 2000 was 16.77%, 7.37%, 4.66% and 0.0%, respectively. As of these respective dates, the receivables that were in default for more than 90 days were either in bankruptcy or foreclosure proceedings. If losses associated with the increased delinquency rates are higher than we anticipate, our business could be harmed.

        Foreclosure on mortgages could delay or reduce payments on receivables, adversely affecting our liquidity and profitability.

        Foreclosure and other similar proceedings used to enforce payment of mortgage loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party’s default. Statutes may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any such principle may lead to a loss or delay in the payment on a certificate in a securitization in which we are involved or in loans held by us.

        If existing underwriting standards insufficiently evaluate the risk of losses on receivables, it could lead to losses.

        Except for commercial originations, our receivables have been originated by sellers and other non-institutional lenders. Therefore, the underwriting standards used to originate these receivables may have been less strict than the standards typically used by conventional institutional lenders. Metropolitan uses a variety of procedures to evaluate receivables depending on the type of investment. While Metropolitan tries to minimize the risk of default and the risk of losses if there is a default, Metropolitan’s underwriting procedures may not be effective. If the underwriting standards incorrectly assess the risk of an investment, actual losses could be higher than anticipated. During the six months ended March 31, 2003 and the fiscal years ended September 30, 2002, 2001 and 2000, approximately 24.8%, 18.6%, 50.4% and 98.7%, respectively, of our receivable acquisitions were underwritten by Metropolitan.

        Real estate used as collateral on receivables may be inadequate to recover all amounts owed in the event of default, which could lead to losses for us.

        Most of the receivables we purchase are secured by real estate to provide collateral if a borrower defaults on the borrower’s mortgage. Several factors influence whether the value of the real estate will be sufficient to cover the value of the receivables, including changes in economic conditions, property condition, property values, zoning, land use, environmental laws and other legal restrictions, including changes in and restrictions on the timing and methods of foreclosure. If the market value of the real estate used as collateral is insufficient to cover any deficiency owed on a receivable, our business could be harmed.

        Falling interest rates could negatively affect our profitability.

        In the next 12 months, our gap analysis indicates a positive gap, meaning that our interest-sensitive assets are expected to reprice before our interest sensitive liabilities. In a falling interest rate environment, our net interest income will tend to decrease, which could have a negative impact on our profitability.

        If MIS is unable to continue selling our preferred stock, our business could be harmed.

        We rely entirely on the efforts of MIS, an affiliated broker-dealer, to sell our preferred stock. We do not maintain any other relationships for the sale of our preferred stock other than the relationships we have through MIS. If MIS is unable to sell, or is prevented from selling, our preferred stock, we may not be able to find a suitable replacement broker-dealer to sell our preferred stock. If we are unable to continue selling our preferred stock, our business could be harmed.

        Higher than anticipated life insurance and annuity termination rates may decrease earnings.

        Higher than anticipated termination rates of annuity contracts and life insurance policies would tend to decrease the earnings of Western Life because our insurance subsidiary would have to immediately expense the unamortized deferred policy acquisition costs on those surrendered policies instead of continuing to amortize those costs over time. The rate at which annuity contracts and life insurance policies terminate is affected by several factors, including changes in interest rates, competition and changes in tax and other regulations. The termination rates of annuity contracts were 13.0%, 13.3%, 19.9% and 30.2% for the six months ended March 31, 2003 and the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

        Real estate held for development may not be able to be sold, or may not be able to be sold profitably.

        We are engaged in the development of various real estate properties, including substantially undeveloped properties. It is possible that one or more of these properties will not be able to be sold at a price exceeding the carrying value of the property. Factors such as local and national trends in commercial property values, as well as local, state and national economic and regulatory trends may impact the potential sales price for these properties. Real estate holdings were approximately 3.9%, 3.3% and 3.3% of our total assets as of March 31, 2003, September 30, 2002 and 2001, respectively.

        We may be negatively impacted by some of our equity investments.

        We invest in venture capital, joint ventures and other related equity investments. The market price and valuations of these investments may fluctuate due to market conditions and other conditions over which we have no control. If these equity investments decline in value, our earnings could be negatively affected. Additionally, these investments may not have an active trading market and, as a result, we may not be able to easily sell these investments and, if sold, they may not be sold at favorable prices. Venture capital, joint ventures and other related equity investments were approximately 2.4%, 2.6% and 2.1% of our total assets as of March 31, 2003, September 30, 2002 and 2001, respectively.

        We purchase some receivables that are not secured by tangible assets, which could lead to losses if borrowers default on those receivables.

        We purchase some receivables that are not secured by tangible assets, such as annuities, lottery prizes, structured settlements or other investments. In these cases, we do not have a security interest in a specific asset. We rely instead on a promise to pay from an insurance company, a state government or other entity. If the payor does not keep its promise to pay and defaults, we will not have the benefit of a lien on any specific asset on which to foreclose to collect the receivable, which could lead to losses. Receivables that are not secured by tangible assets were approximately 6.0%, 6.8% and 12.7% of our total assets as of March 31, 2003, September 30, 2002 and 2001, respectively.

        Environmental conditions and regulation of property we acquire may lead to losses.

        We acquire properties in the course of our business, some of which may contain hazardous waste or other toxic materials. Various federal, state and local environmental laws, ordinances and regulations hold the owner, operator or the previous owner of the property liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near the affected property. Historically, we have tried to avoid acquiring properties or receivables secured by properties of the types of properties likely to be contaminated. As a result of our current business, we may sustain significant losses due to environmental liability.

        In addition, the U.S. federal or state governments can place a lien on environmentally contaminated property to guarantee that the clean-up costs for that property are paid. In many states, these liens have priority over the existing mortgage on the property. We may be directly subject to these liens, or indirectly, if we participate in a securitization of property, or if we hold a loan securing the property, or we have a role in the day-to-day management of the facility or property. When deemed necessary, we perform environmental assessments to determine whether properties are contaminated. Even where they are performed, there is no guarantee that we will be insulated from liability for an environmental condition. If we are held liable for environmental clean-up costs, our business could be harmed.

        We may be adversely affected by competition and conflicts of interests with our affiliates.

        Several companies with which we are affiliated are owned through common control by C. Paul Sandifur, Jr. Some of the officers and directors of these affiliated companies are also employees of ours. In addition, we provide services to affiliated companies, buy and sell receivables to and from affiliated companies and make loans to or borrow money from affiliated companies. These factors may lead to conflicts of interests, such as which company receives a particular securities sale, how receivables are distributed among or between separate companies, how fees for services are established and charged, how intercompany sales and purchases of receivables are priced and the terms of any intercompany loan. Summit may compete with the us for the sale of annuities. Also, we may compete with Summit and Metropolitan for the sale of securities. If these conflicts are not resolved in our favor, our performance could be adversely affected.

Risks Associated With an Investment in the Preferred Stock

        The dividend rate on the preferred stock can be reduced by our board of directors at any time which would cause you to receive lower dividends.

        In addition to the base dividend rate described in this prospectus, our board of directors has authorized an additional annual dividend on the preferred stock as described under “DESCRIPTION OF PREFERRED STOCK — Dividends.” Our board can increase, reduce or eliminate this additional dividend at any time in its sole discretion. If our board reduces or eliminates the additional dividend, you could receive dividends that are lower than the initial total dividends described in this prospectus.

        If dividend payments are restricted, we may not be able to pay the full amount of the dividends we owe you.

        We will rely primarily on our subsidiary, Western Life, to make dividend payments to us in order to pay dividends on the Series A shares. We do not have any other significant sources of income to pay dividends on the preferred stock other than dividends from Western Life. If Western Life can not make dividend payments to us, we may not have funds available to pay dividends to you. Regulations in the State of Washington define the ability of an insurance company to pay dividends. These regulations restrict the payment of cash dividends to the insurance company’s portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends, as statutorily defined, is subject to prior notice to and review and approval by the Washington State Insurance Commissioner. These restrictions could have an adverse effect on Western Life’s ability to make dividend payments to us. Western Life was restricted from paying dividends at March 31, 2003 due to a lack of statutory surplus funds.

        If we issue more company securities, your liquidation preference could be adversely affected and you may not receive the full amounts owed to you if we liquidate.

        The Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock, Series A defines your rights in the preferred stock. This statement does not restrict our ability to issue additional debt or additional shares of preferred stock. If we issue securities senior to the preferred stock and subsequently become insolvent, you may not receive the full amounts owed to you on the preferred stock.

        Because your liquidation rights will be junior to our outstanding debt, you may not receive the full amounts owed to you if we liquidate or file bankruptcy.

        If we liquidate or file for bankruptcy protection, we must pay all of our outstanding debts before we can make any distributions to you. In which case, our debt holders will receive payment in full before any liquidation amounts are distributed on the Series A shares. If, after the debt holders are paid in full, there is not enough money to distribute to all preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other preferred shareholders in proportion to your respective liquidation rights. At March 31, 2003, our total liabilities, including life insurance and annuity reserves, ranking senior in liquidation preference to the preferred stock was approximately $1.6 billion.

        The preferred stock has limitations on redemption and restrictions on dividends that could prevent us from paying dividends to you.

        If we have not paid cumulative dividends to all preferred shareholders, we cannot purchase your shares unless we make the same offer to all preferred shareholders. We will not pay dividends to you unless the cumulative dividends have been paid or are being paid to all other holders of preferred stock ranking equally with or senior to the Series A shares.

        Because the preferred stock has limited voting rights, you generally will not have the ability to control our operations.

        You will have very few voting rights as an owner of preferred stock. The only class of our stock carrying full voting rights is our common stock. Therefore, in most cases, you will not have the ability to exercise voting control over our operations.

        Because we can redeem or call the preferred stock at our discretion, your holding period of the preferred stock may be shorter than you anticipate.

        We have the option of calling or redeeming your shares at any time for $25 per share plus any declared and unpaid dividends. Therefore, we may redeem the preferred stock earlier than you anticipate, causing you to receive dividends for a shorter period of time than you had planned. No dividends will be paid on the preferred stock after it is redeemed.

        Listing on the American Stock Exchange does not guarantee your ability to sell your preferred stock.

        Although the preferred stock is listed on the American Stock Exchange, an active trading market has not developed. If an active market develops in the future, it may not be sustained or provide you a means to sell your shares. In addition, the market price of the preferred stock could decline below the price you paid for your shares of preferred stock. Prices for the preferred stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors’ perceptions of us and general economic, industry and market conditions.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including:

Our anticipated growth strategies;

Anticipated trends in our business, including trends in the markets for annuities, mortgages, real estate and insurance;

Future interest rate trends, movements and fluctuations; and

Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

USE OF PROCEEDS

        If all of the preferred stock we are offering is sold, we expect proceeds to total $150,000,000, before deducting sales commissions and other expenses. Offering expenses are estimated at $189,000 and sales commissions will be a maximum of 6% of the offering proceeds. We do not know how much of the preferred stock will be sold.

        In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering (1) for funding investments in receivables and other investments, which may include the commencement of new business ventures or the acquisition of other companies, and then (2) to develop real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, we continue to evaluate possible acquisition candidates. Since we do not know the total amount of preferred stock that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. We currently anticipate that approximately 80% of the net proceeds will be used for purposes described in clause (1) and 20% will be used as described in clause (2). However, a change in capital requirements could cause a change in this allocation. In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

        To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used to pay preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

CAPITALIZATION

        The following table shows our capitalization as of March 31, 2003 (1) on an actual basis, and (2) as adjusted to give effect to the issuance of 6,000,000 shares of Series A preferred stock at $25.00 per share in this offering. This table should be read in conjunction with the financial statements and the related notes included in this prospectus.

	Amount	As Adjusted
	Outstanding	Pro Forma

Debt Payable:
Note payable to Federal Home Loan Bank of Seattle, interest rates ranging from 1.60% to 7.48% per annum, maturity dates ranging from May 2005 to March 2015; collateralized by $202.5 million of various pledged securities	$148,000,000	$148,000,000
Real estate contracts and mortgage notes payable, interest rates ranging from 5.0% to 11.6% due in installments through 2026; collateralized by senior liens on certain of our real estate contracts and mortgage notes receivable	769,951	769,951
Accrued interest payable	525,990	525,990

Total Debt Payable	149,295,941	149,295,941

Stockholder’s Equity
Preferred Stock	1,116,428	16,116,428
Common Stock	1	1
Additional paid-in-capital	92,898,688	218,898,688
Accumulated comprehensive income	3,540,373	3,540,373
Retained Earnings	105,109,196	105,109,196

Total Stockholder’s Equity	202,664,686	343,664,686

Total Capitalization	$351,960,627	$492,960,627

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Critical Accounting Policies

        The accounting policies described below are those that we consider critical in preparing our consolidated financial statements. These policies include significant estimates we make using information available at the time the estimates are made. However, the estimates could change materially if different information or assumptions are used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies we use in preparing our consolidated financial statements is included in our audited financial statements for the year ended September 30, 2002.

        Investments. We classify our investments in debt and equity securities as “available-for-sale” or “held-to-maturity.” The significant accounting policies related to these investment classifications are as follows:

Available-for-Sale Securities

        Available-for-sale securities, consisting primarily of mortgage- and asset-backed securities, government-backed bonds, corporate bonds, equity securities and venture capital investments, are carried at quoted and estimated fair values. Unrealized gains and losses on available-for-sale securities are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related deferred income taxes. We continually monitor our investment portfolio for other than temporary impairment of securities. When an other than a temporary decline in the value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a realized loss in the statement of operations. Any recovery of value in excess of the investment’s new cost basis is recognized as a realized gain only on sale, maturity or other disposition of the investment. Factors that we evaluate in determining the existence of an other than temporary decline in value include (1) the length of time and extent to which the fair value has been less than cost or carrying value, (2) the circumstances contributing to the decline in fair value (including a change in interest rates or spreads to benchmarks), (3) recent performance of the security, (4) the financial strength of the issuer, and (5) our intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery. Additionally, for asset-backed securities, we consider the security rating and the amount of credit support available for the security.

        We hold debt securities generated from our own securitization transactions. For these securities, estimated fair market value is derived from expected discounted future cash flows. When determining expected future cash flows, we consider interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities. To the extent that actual experience is less favorable than the assumptions, impairment in the debt securities could result. We periodically assess the assumptions used in valuing the cash flows and the related carrying value of these securities.

Held-to-Maturity Securities

        Held-to-maturity securities are carried at amortized cost. Premiums and discounts on these securities are amortized on a specific-identification basis using the interest method. We have the ability and intent to hold these investments until maturity.

        Deferred Policy Acquisition Costs. Deferred policy acquisition costs, consisting of commissions and other insurance underwriting and annuity policy costs, are deferred, and amortized over the lives of the contracts or policies in proportion to the present value of estimated future gross profits. To the extent actual experience differs from assumptions, and to the extent estimates of future gross profits require revision, the unamortized balance of deferred policy acquisition costs is adjusted accordingly; these adjustments would be included in current operations.

        Allowances for Losses. We maintain various allowances for losses. The significant accounting policies related to the allowances are as follows:

Allowance for Losses on Receivables

        Commercial loans are individually monitored for impairment. A commercial loan is considered impaired when, based on specific facts and circumstances, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a commercial loan has been identified as impaired, we determine the allowance for loss based on the estimated net realizable value of the collateral compared to the carrying value of the receivable, including accrued interest and fees.

        When determining the estimated value of the collateral, we have historically taken into consideration the most recent third party appraisal and other relevant market information. When reviewing the most recent appraisal, we consider the type of property, changes in the economic factors of the region since the most recent appraisal and the various underlying appraisal assumptions. In-house licensed appraisers that assist in the commercial origination process also assist in this review. Furthermore, we may also perform additional on-site collateral visits to update our historical assessments and gain additional information. If the estimated net realizable value of the collateral is less than the carrying value, an allowance for loss is recognized for the amount at which the carrying value exceeds the estimated net realizable value.

        The remaining real estate contracts and mortgage notes receivable portfolio is made up of a large group of smaller-balance homogenous loans that are collectively evaluated for impairment. We establish an allowance for inherent losses on the receivables based primarily on current delinquencies and recent foreclosure and loss experience. To the extent actual experience differs from assumptions, adjustments would be included in the statement of operations.

        Allowances for losses on real estate contracts and mortgage notes receivable are based on the carrying value of the receivable, including accrued interest. Accordingly, we accrue interest on delinquent receivables until foreclosure.

Allowance for Losses on Real Estate Held for Sale and Development

        The allowance for losses on real estate held for sale and development includes amounts for estimated losses as a result of impairment in value. We review our real estate properties for impairment in value whenever events or circumstances indicate that the carrying value of the asset may exceed its fair market value. The carrying value of a repossessed property is determined as of the date of repossession of the property and is based on the lower of estimated net realizable value or carrying value at the time the property was repossessed. For non-commercial properties, an appraisal is obtained on the foreclosed property to determine its fair market value at the time of repossession. For commercial properties, an appraisal is obtained on the foreclosed property to determine the fair market value only if the most recent appraisal is more than one year old; otherwise the existing appraisal is used. Periodically, we may not order an updated appraisal in accordance with our established policies if current negotiations with a potential purchaser can establish an indication of value.

        Subsequent to repossession, or acquisition in the case of development properties, if the value of the property declines such that the estimated net realizable value from the disposition of the asset is less than its carrying value, an impairment is recognized in the statement of operations.

        Life Insurance and Annuity Reserves. Premiums for annuities and universal life insurance contracts are reported as life insurance and annuity reserves under the deposit method of accounting. Reserves for annuities and universal life insurance are equal to the sum of the account balances, including credited interest and deferred service charges. Based on past experience, consideration is given in actuarial calculations to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. As a result of changes in the factors considered in the actuarial calculations, it is reasonably possible that the reserves for insurance and annuities could change in the near future.

Results of Operations — Fiscal Years Ended September 30, 2002, 2001 and 2000

        The following table presents the components of the results of operations for the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Net investment spread	$47,920,814	$24,888,859	$19,835,767
Net non-investment expense	(13,071,238)	(12,406,632)	(9,908,555)
Capitalized deferred costs, net of amortization	15,848,475	1,297,269	(3,236,569)

Income before gains (losses) on investments	50,698,051	13,779,496	6,690,643
Net gains (losses) on investments	(3,491,126)	(5,829,983)	53,831

Income before income taxes and minority interest	47,206,925	7,949,513	6,744,474
Income taxes benefit (provision)	(16,522,379)	8,412,214	(2,357,015)

Net income before minority interest	30,684,546	16,361,727	4,387,459
Income of consolidated subsidiary allocated to minority stockholders	(2,747,250)	(3,940,250)	(3,015,406)

Net income	$27,937,296	$12,421,477	$1,372,053

        Net Investment Spread. Net investment spread consists of interest and earned discounts on receivables and other investments, net of interest expense, insurance policy and annuity benefits, and salaries, commissions and other expenses incurred as a result of owning the investments.

        Insurance policy and annuity benefits primarily consist of interest credited on outstanding policies at the rates of return specified in the policy. When an annuity or an insurance policy is issued, these rates of return are guaranteed for a limited number of years. After that, subject to any guaranteed rate of return specified in the insurance policy or annuity, these rates of return may be adjusted at our discretion. Additionally, insurance and annuity policy benefits also include payments of death claims on mortality contracts. These mortality contracts account for approximately 2% of direct premiums with a portion of the life risk being offset by reinsurance treaties during the last three fiscal years.

        The following table presents the components of net investment spread during the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Net investment spread:
Gross investment income	$113,501,473	$84,842,764	$75,949,786
Investment expenses	(12,449,034)	(12,480,566)	(9,991,156)
Insurance policy and annuity benefits	(53,131,625)	(47,473,339)	(46,122,863)

Net investment spread	$47,920,814	$24,888,859	$19,835,767

        The following table presents the net average yields we realized on interest sensitive assets and liabilities during the three years ended September 30, 2002, 2001 and 2000 based on average monthly ending asset/liability balances:

	2002	2001	2000
	Average	Average	Average

Interest sensitive assets:
Securities investments (including cash)	$416,288,970	$333,155,576	$278,483,111
Yield	6.28%	7.50%	8.22%
Real estate contracts and mortgage notes receivable	$453,439,294	$352,747,729	$342,389,304
Yield	15.32%	11.67%	9.89%
Other receivable investments	$140,384,576	$149,963,604	$154,361,287
Yield	8.45%	8.92%	8.93%
Policy loans	$19,578,764	$19,356,077	$19,074,783
Yield	7.43%	7.37%	7.24%
Indebtedness of related parties	$19,420,121	$20,226,255	$21,731,591
Yield	8.69%	10.24%	9.87%
Interest sensitive liabilities:
Life insurance and annuity reserves, net of reinsurance receivable	$936,990,690	$815,417,282	$794,005,601
Yield	5.67%	5.82%	5.81%
Debt payable	$47,167,977	$23,519,761	$27,746,041
Yield	4.38%	7.37%	7.34%

        The increase in gross investment income from 2000 to 2002 was primarily due to an increase in annuity products sold by Western Life, which resulted in an increase in the commercial lending activities of Western Life. Commercial loans, which have higher stated yields than Western Life’s residential portfolio, accounted for 58.1% of the outstanding principal balance of real estate contracts and mortgage notes receivable at September 30, 2002, compared to 1.4% at September 30, 2000. Additionally, for commercial development loans, we occasionally negotiate exit fee agreements with the borrower to compensate us for the total risk inherent in the transaction. As negotiated, rather than paying the fee at origination out of the proceeds from the loan, the fee is paid out of proceeds the borrower derives from the sale of collateral or upon refinancing with a third party. The average term of loans with exit fees generally range from one to three years. If the transaction meets the requirements to be accounted for as a loan, the exit fee is amortized into income over the estimated life of the loan using the level yield method. At September 30, 2002, approximately 20.0% of our commercial loan receivables had exit fee agreements averaging approximately 11.8% of the principal and terms of generally one to three years. The amortization of exit fees accounted for 2.45% of the increase in yield on real estate contracts and mortgage notes receivable in 2002.

        The increase in yields on the real estate contracts and mortgage notes receivable portfolio were partially offset by lower yields on the investment portfolio as the 5-year constant maturity U.S. Treasury rate, which is similar to the average maturity of our fixed income portfolio, decreased from 5.95% on September 30, 2000 to 2.65% on September 30, 2002. During the fiscal year ended September 30, 2002, Western Life sold approximately $320.2 million in available-for-sale investments for gains of approximately $6.7 million. As proceeds from the sales and maturities were reinvested back into a lower interest rate market, the overall portfolio yield was reduced. Additionally, our recent focus on improving the average credit rating of the investment portfolio has also contributed to a reduction in the investment yields. At September 30, 2002, approximately 81.1% of our fixed income portfolio was rated either AAA or AA compared to approximately 46.8% at September 30, 2001. Generally, the higher the credit rating, the lower the effective yield.

        Metropolitan and its subsidiary, Metwest, provide servicing for some of our invested assets. The cost of these services is included in investment expense. Our inter-company agreements are regulated by the Office of the Insurance Commissioner of the State of Washington (“OIC”). As a result of the OIC’s requirement that services be provided at cost, the inter-company agreements were redrafted, and we received a $2.1 million refund during the year ended September 30, 2000 on charges paid in 1998 and 1999.

        Gains (Losses) on Investments. The components of gains (losses) on investments for the fiscal years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Net gains on sale of real estate	$11,161,985	$237,312	$2,733,749
Net investment securities losses	(12,416,838)	(1,419,012)	(619,677)
Realized gains on sale of receivables	3,313,998	1,203,092	3,141,145
Provision for loss on real estate loans and assets	(5,550,271)	(5,851,375)	(5,201,386)

Net gains (losses) on investments	$(3,491,126)	$(5,829,983)	$53,831

Net Gains on Sale of Real Estate

        Western Life is in the real estate market due primarily to its repossession of properties following receivable defaults. Additionally, Western Life will occasionally acquire property for the purpose of development and sale. The development or improvement of properties is undertaken for the purpose of enhancing values to increase marketability and to maximize profit potential. During the fiscal years ended September 30, 2002, 2001 and 2000, we realized gains of approximately $11.2 million, $0.2 million, and $2.7 million, respectively, on sales of $32.2 million, $14.5 million and $28.2 million, respectively.

Net Investment Securities Losses

        The components of net investment securities losses for the fiscal years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Other than temporary declines in value:
Interest only certificates	$(2,592,782)	$—	$—
Equity securities	(7,026,264)	(140,000)	—
Other securities	(8,327,453)	(4,256,124)	—
Realized gains (losses):
Securities investments	5,428,268	2,379,699	(1,232,811)
Realized gains on trading securities	101,393	597,413	613,134

Net investment securities losses	$(12,416,838)	$(1,419,012)	$(619,677)

        Western Life holds interest only securities created out of receivable securitization transactions that were entered into in conjunction with Metropolitan and other affiliates. The fair market value of these securities, which do not have established market prices, are estimated using expected discounted future cash flows. When determining expected future cash flows, management considers interest rates, estimated prepayment rates, and historical default rates. During the last two fiscal years, the 10-year constant maturity U.S. Treasury rate, which is a widely accepted benchmark for mortgage prepayments and pricing, decreased from approximately 5.9% at September 30, 2000 to approximately 3.6% at September 30, 2002. The reduction in the interest rate environment has resulted in higher than expected prepayment rates as borrowers refinanced their mortgages at lower interest rates. In response to the sustained prepayment rates,

Western Life revised its assumptions of future prepayment rates during the fiscal year ended September 30, 2002. As a result, the carrying values of the investments were decreased by approximately $2.6 million, representing the amount impaired.

        During the fiscal year ended September 30, 2002, approximately $7.0 million of declines in various equity securities were determined to be other than temporary due to the length of time and extent that the investments had traded below cost or carrying value. The decline in value was primarily the result of an overall decline in the value of stocks traded on the NASDAQ. At September 30, 2002, we had an equity investment portfolio (including venture capital investments) of approximately $40.0 million.

        During the fiscal years ended September 30, 2002 and 2001, we reported approximately $8.3 million and $4.3 million, respectively, in other than temporary impairments on certain fixed income securities. The impairments were primarily due to deterioration in the underlying collateral of certain asset-backed securities in addition to credit deterioration in some higher yielding corporate bond investments.

        In 2002, and as a result of the impairment experience of our portfolio, management changed its investment strategy to move away from lower credit rating exposure. At September 30, 2002, 81.1% of our fixed income portfolio was rated either AAA or AA compared to 46.8% at September 30, 2001.

        The increase in securities investment gains was primarily due to sales of fixed income securities that increased in value as a result of a change in the 5-year constant maturity U.S. Treasury rate. The 5-year constant maturity U.S. Treasury rate, which is similar to the average maturity of our fixed income portfolio, decreased from 5.95% on September 30, 2000 to 2.65% on September 30, 2002. Generally, as the U.S. Treasury yields decrease, the value of our fixed income securities portfolio increases.

Realized Gains on Sale of Receivables

        We sell pools of receivables when we consider it profitable to do so. Historically, the majority of our receivable sales have been through securitizations. In January 2001, we changed the focus of our investment strategy away from acquiring residential real estate loans for securitization purposes, as we do not intend to participate in any real estate-backed securitizations in the near future. We have refocused our investment activity on acquiring and holding both residential real estate loans and commercial loans.

        Additionally, we may sell pools of receivables directly to purchasers, including our affiliates. These sales are typically without recourse, except for a period of time during which we are generally required to repurchase or replace any receivables that do not conform to the representations and warranties made at the time of sale.

        On March 28, 2002, Western Life agreed to sell to Old Standard and Old West a 69.20% undivided beneficial interest in a certain Lottery Trust owned by Western Life. The purchase price of $11.2 million, which was derived from expected future cash flows discounted at a 6.957% market rate, resulted in a gain of approximately $0.6 million.

        On August 15, 2002, Western Life agreed to sell to Old Standard and Old West the remaining interest in a certain Lottery Trust owned by Western Life. The purchase price of $6.2 million, which was derived from expected future cash flows discounted at a 5.527% market rate, resulted in a gain of approximately $0.7 million. Additionally, on August 15, 2002, Western Life agreed to sell to Old Standard and Old West 95.83% undivided beneficial interest in a certain Lottery Trust owned by Western Life. The purchase price of approximately $29.1 million, which was derived from expected future cash flows discounted at a 5.888% market rate, resulted in a gain of approximately $2.0 million.

        The market rates on the above lottery trust sales were calculated at 2.0% over the U.S. Treasury benchmark on the date of the sale, which is consistent with corporate bonds with similar credit profiles along with recent transactions involving large blocks of lottery receivables.

        During the year ended September 30, 2001, we sold portfolios of real estate receivables through both direct sales and the fulfillment of a September 30, 2000 securitization pre-funding balance for proceeds of approximately $89.3 million and gains of $0.9 million. During that same period, we sold other receivables through direct sales for proceeds of approximately $3.8 million and gains of $0.3 million.

        During the year ended September 30, 2000, we sold portfolios of real estate receivables through both direct sales and securitizations for proceeds of approximately $375.8 million and gains of $3.2 million. During that same period, we sold other receivables through direct sales for proceeds of approximately $23.8 million and losses of $0.1 million.

        Net Non-Investment Expense. The following table presents the components of net non-investment expense during the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Non-investment income:
Premiums and annuity considerations	$1,766,851	$1,971,123	$2,406,532

Total non-investment income	1,766,851	1,971,123	2,406,532

Non-investment expense:
Commissions to agents	$9,495,911	$8,797,176	$5,844,979
Administrative and other expenses	5,342,178	5,580,579	6,470,108

Total non-investment expense	14,838,089	14,377,755	12,315,087

Net non-investment expense	$13,071,238	$12,406,632	$9,908,555

        Capitalized Deferred Policy Acquisition Cost (DPAC), Net of Amortization. Capitalized deferred policy acquisition cost (“DPAC”), net of amortization, is comprised of the capitalization of expenses incurred to sell and underwrite life and annuity policies, offset by the amortization of previously capitalized expenses. The following table reflects the components of the net change in deferred policy acquisition costs we reported for fiscal years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Current year costs capitalized	$(10,832,303)	$(9,947,269)	$(9,063,431)
Amortization of previously capitalized expenses	(5,016,172)	8,650,000	12,300,000

Net amortization (capitalization) of DPAC	$(15,848,475)	$(1,297,269)	$3,236,569

        While the capitalization of current year costs is dependent upon actual expenses (commissions and other) incurred, the amortization of capitalized costs is dependent upon the net investment yields (after default costs and related investment expenses) obtained by Western Life, policy crediting rates, and the policy termination experience, which is actuarially determined. DPAC is also impacted by the assumptions for these variables expected in future years.

        During the fiscal years ended September 30, 2002 and 2001, Western Life revised its amortization assumptions on the DPAC related to its deferred annuity business (92% of the total DPAC as of September 30, 2002) to reflect the higher yields it expected to be earned on its commercial real estate loan portfolio and the expected future crediting rates on the annuity business that the investments support. The earnings rate for 2003 assumes that Western Life will generate, on a monthly basis, approximately $37.0 million in commercial loans with an average yield of 15.0%. The monthly average production for Western Life during the last quarter of fiscal 2002 was $38.2 million in commercial loans with an average yield of 16.1%. The expected future crediting rates are based primarily on Western Life’s current policy for re-pricing its existing annuity products assuming a level interest rate environment. Since the amortization of deferred acquisition costs is based on the estimated gross profits of the underlying life and annuity products using current effective crediting rates, increases in the crediting rate environment may accelerate the amortization of these costs in the future.

        During the years ended September 30, 2002 and 2001, these revised assumptions resulted in an increase of approximately $11.7 million and $4.3 million, respectively, in DPAC with a corresponding decrease in the amortization of DPAC. There were no significant adjustments to the gross profit estimates in 2000. The following table reflects the future assumptions about and actual investment earnings rates, crediting interest rates and lapse rates for the deferred annuity business line at September 30:

		Actual
	Future
	Assumptions	2002	2001	2000

Net investment earnings rates	10.80%	9.34%	7.33%	7.03%
Average crediting interest rates	5.05%	5.67%	5.82%	5.81%
Lapse rates	15.90	13.27	19.85	30.23

        Income Taxes. Our $8.4 million tax benefit recorded during the fiscal year ended September 30, 2001, includes an $11.2 million tax benefit relating to an investment that was entered into in conjunction with Metropolitan in 1999. In total, the investment resulted in Western Life recording a $22.4 million tax benefit, of which $11.2 million was also recorded as an income tax benefit during the fiscal year ended September 30, 1999. The objectives for the investment were to produce economic gains combined with favorable tax benefits. Similar investments were presented throughout the United States to numerous individuals and companies (the “Participants”) as an investment and tax strategy. Prior to, and in conjunction with the investment, Metropolitan received two independent tax opinions relating to the investment. Additionally, we executed a supplement to our Federal Tax Sharing Agreement with Metropolitan allowing us to recover from Metropolitan up to $11.2 million, plus applicable interest on the $11.2 million, in federal income tax benefits derived from this investment that are not otherwise utilized by us. The non-utilization of the income tax benefits could result from the expiration of the net operating loss carryforward limit of 20 years, disallowance on audit, or any enactment of law that may affect the utilization of the benefits.

        The Internal Revenue Service (IRS) has notified the Participants by general public notice that they have taken the position that the tax benefits relative to the investment would be disallowed. Metropolitan has received an audit notice from the IRS for the tax year in which the benefit attributable to the investment was claimed. However, a specific review of our investment and related activity has not yet taken place. At September 30, 2002, we cannot reasonably estimate a loss, if any, associated with this transaction. In the event of an unfavorable determination relative to the investment, our earnings would be adversely affected by amounts disallowed in excess of $11.2 million, including interest if applicable. Any amounts that may be disallowed, up to $11.2 million including any applicable interest, as a result of an unfavorable determination are recoverable from Metropolitan under the terms of the supplement to the Federal Tax Sharing Agreement.

Results of Operations — Six months Ended March 31, 2003 Compared to Six months Ended March 31, 2002

        The following table presents the components of the results of operations during the six months ended March 31, 2003 and 2002:

	Six Months Ended
	March 31,
	2003	2002

Net investment spread	$31,970,910	$19,828,112
Net non-investment expense	(9,610,343)	(4,067,842)
Capitalized deferred policy acquisition costs, net of amortization	1,130,072	(2,152,553)

Income before losses on investments	23,490,639	13,607,717
Net losses on investments	(15,910,024)	(6,815,438)

Income before income taxes and minority interest	7,580,615	6,792,279
Income taxes	(2,628,568)	(2,377,297)

Net income before minority interest	4,952,047	4,414,982
Income of consolidated subsidiary allocated to minority stockholders	(1,375,000)	(1,608,750)

Net income	3,577,047	2,806,232
Preferred stock dividends	(274,913)	—

Net income to applicable to common stockholders	$3,302,134	$2,806,232

        Net Investment Spread. Net investment spread consists of interest and earned discounts on receivables and other investments, net of interest expense, insurance policy and annuity benefits, and salaries, commissions and other expenses incurred as a result of owning the investments.

        Insurance policy and annuity benefits primarily consist of interest credited on outstanding policies at the rates of return specified in the policy. When an annuity or an insurance policy is issued, these rates of return are guaranteed for a limited number of years. After that, subject to any guaranteed rate of return specified in the insurance policy or annuity, these rates of return may be adjusted at our discretion. Additionally, insurance and annuity policy benefits also include payments of death claims on mortality contracts. These mortality contracts account for approximately 2% of direct premiums with a portion of the life risk being offset by reinsurance treaties.

        The following table presents the components of net investment spread during the six months ended March 31, 2003 and 2002:

	Six Months Ended
	March 31,
	2003	2002

Net investment spread:
Gross investment income	$72,669,892	$51,384,180
Investment expenses	(9,436,248)	(5,929,796)
Insurance policy and annuity benefits	(31,262,734)	(25,626,272)

Net investment spread	$31,970,910	$19,828,112

        The following table summarizes the rate/volume changes in our interest sensitive assets between the six months ended March 31, 2003 and 2002 by interest sensitive asset class:

	Six Months Ended March 31, 2003 vs.
	Six months ended March 31, 2002

	Increase (Decrease)
	Due to

	Volume	Rate	Total Change

Interest sensitive assets:
Investments (including cash)	$6,416,684	$(4,326,212)	$2,090,472
Real estate contracts and mortgage notes receivable	19,589,573	1,866,055	21,455,628
Other receivables	(1,954,357)	(198,646)	(2,153,003)
Policy loans	4,785	(13,861)	(9,076)
Indebtedness of related party	(44,543)	(31,229)	(75,772)

	$24,012,142	$(2,703,893)	$21,308,249

        The increase in net investment spread for the six months ended March 31, 2002 as compared to the six months ended March 31, 2003 was primarily due to an increase in our annuity products sold, which resulted in an increase in our commercial lending activities. Commercial loans, which have higher yields than the residential portfolio, accounted for 66% of the outstanding principal balance of real estate contracts and mortgage notes receivables at March 31, 2003, compared to 38% at March 31, 2002.

        Increases in our net investment spread as a result of the commercial lending activities have been partially offset by a decrease in the yields earned on our investment portfolio, as the 5-year constant maturity U.S. Treasury rate, which is similar to the average maturity of our fixed income portfolio, has decreased. During the twelve-month period ended March 31, 2003, proceeds from the sales and maturities of the investment portfolio totaled $506.3 million. As proceeds from the sales and maturities were reinvested back into a lower interest rate market, the overall portfolio yield was reduced. Additionally, Western Life’s recent focus on improving the average credit rating of its investment portfolio has also contributed to the reduction in the investment yields. At March 31, 2003, approximately 87.2% of Western Life’s portfolio was rated either AAA or AA compared to 58.0% at March 31, 2002. The higher credit rating is expected to result in a lower effective yield, but also reduced credit risk.

        The increase in investment expenses was primarily due to an approximately $1.5 million increase in interest expense, approximately $0.9 million increase in overhead expenses paid to Metropolitan in accordance with an established inter-company agreement, a $0.9 million increase in holding costs associated with our properties held for sale and development and $0.2 million increase in the cost of servicing our receivable portfolio. The increase in interest expense is primarily the result of an increase in borrowings on the secured line of credit with the Federal Home Loan Bank of Seattle.

        The following table presents the net average yields we realized on interest sensitive assets and liabilities during the six months ended March 31, 2003 and 2002 based on average monthly ending asset/liability balances:

	March 31,	March 31,
	2003 Average	2002 Average

Interest sensitive assets:
Securities Investments (including cash)	$586,181,661	$387,337,580
Yield	4.98%	6.45%
Real estate contracts and mortgage notes receivable	$683,716,361	$410,701,467
Yield	14.90%	14.35%
Other receivables	$104,928,274	$151,030,616
Yield	8.10%	8.48%
Policy loans	$19,576,224	$19,449,640
Yield	7.42%	7.56%
Indebtedness of related parties	$18,659,978	$19,664,808
Yield	8.53%	8.87%
Interest sensitive liabilities:
Life insurance and annuity reserves, net of reinsurance receivable	$1,138,886,076	$888,080,805
Yield	5.49%	5.56%
Debt payable	$144,935,399	$30,288,967
Yield	4.09%	6.48%

        The reduction in the interest rate environment during the last twelve months has allowed us to borrow funds on our secured line of credit with the Federal Home Loan Bank of Seattle at lower interest rates. This borrowing facility has led to a reduction in the current year debt payable cost of funds.

        Net Losses on Investments. The components of net losses on investments for the six months ended March 31, 2003 and 2002 are as follows:

	Six Months Ended
	March 31,

	2003	2002

Net gains (losses) on sale of real estate	$(69,923)	$8,411
Net investment securities losses	(5,029,115)	(5,706,407)
Realized gains on sale of receivables	—	574,530
Provision for loss on real estate loans and assets	(10,810,986)	(1,691,972)

Net losses on investments	$(15,910,024)	$(6,815,438)

Net Investment Securities Losses

        The components of net investment securities losses for the six months ended March 31, 2003 and 2002 are as follows:

	Six Months Ended
	March 31,

	2003	2002

Other than temporary declines in value:
Subordinate and interest only certificates	$(3,319,563)	$(372,348)
Equity securities	(349,109)	(3,665,903)
Other securities	(2,448,545)	(2,813,013)
Realized gains on securities investments	1,088,102	1,007,992
Realized gains on trading securities	—	136,865

Net investment securities losses	$(5,029,115)	$(5,706,407)

Other Than Temporary Declines in Value

        We hold subordinate and interest only securities generated out of receivable securitization transactions that were entered into in conjunction with Metropolitan and other affiliates. The fair value of these securities, which do not have established market prices, is estimated using expected discounted future cash flows. When determining expected future cash flows, management considers interest rates, estimated prepayment rates, collateral value, historical default rates and recent loss severity. During the six month period ended March 31, 2003, we determined that certain securities had other than temporary declines in value as the collateral supporting the securities experienced higher than expected prepayment rates, loss severity and default rates. In response to the sustained prepayment rates, higher loss severities and an increase in defaults, we revised our assumptions of future prepayments, loss severity and default rates. Changes in these assumptions contributed, in part, to the $3.3 million impairment during the six-month period ended March 31, 2003.

        During the six months ended March 31, 2003, approximately $0.3 million in declines in various equity securities and venture capital investments were determined to be other than temporary due to the length of time and extent that the investments had traded below cost or carrying value.

        During the six months ended March 31, 2003, we recorded approximately $2.4 million in other than temporary declines in value on certain fixed income securities. The impairments were primarily due to deterioration in the underlying collateral of certain asset-backed securities, including $1.3 million in impairments on airline related asset-backed securities, in addition to credit deterioration in some higher yielding corporate bond investments.

        Provision for Losses on Receivables. Commercial loans are individually evaluated for impairment. A commercial loan is considered impaired when, based on specific facts and circumstances, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a commercial loan has been identified as impaired, we determine the allowance for loss based on the estimated net realizable value of the collateral compared to the carrying value of the receivable (including accrued interest and fees).

        When determining the estimated value of collateral, we have historically taken into consideration the most recent third party appraisal and other relevant market information. When reviewing the most recent third party appraisal, we consider the type of property, changes in the economic factors of the region since the most recent appraisal and the various underlying appraisal assumptions. In-house licensed appraisers that assist in the commercial origination process also assist in this review. Furthermore, we may also perform additional on-site collateral visits to update our historical assessments and gain additional information. If the estimated net realizable value of the collateral is less than the carrying value, an allowance for loss is recognized for the amount at which the carrying value exceeds the estimated net realizable value. During the six month period ended March 31, 2003, we recorded provisions for losses on our commercial loan portfolio of approximately $7.7 million. The current year provisions resulted from a review of the most recent appraisals and other relevant market information on loans that we deemed as impaired at March 31, 2003. Loans that we considered impaired at March 31, 2003 were approximately $102.7 million compared to $49.1 million at September 30, 2002. During the six month period ended March 31, 2003, five new impaired loans with principal balances of approximately $59.4 million contributed to the increase in loans that we deemed to be impaired since September 30, 2002. Fluctuations in the provision for losses result from using the specific impairment methodology.

        During the six month period ended March 31, 2003, in addition to the $7.7 million provision for losses on commercial loans, we recorded provisions for losses on our residential and other real estate loans of approximately $1.5 million and approximately $0.4 million on other receivables.

        Provision for Losses on Real Estate Held for Sale. Real estate held for sale is periodically evaluated for impairment. Loss provisions for real estate held for sale are calculated as the difference between the estimated net realizable value and the carrying value at the measurement date. The $1.2 million provision for loss during the six-month period ended March 31, 2003 was primarily the result of a reduction in sales prices on some of our real estate held for sale portfolio and a $0.8 million provision for loss on an orchard in Washington State that lost its organic status. The $0.8 million provision was based on a new appraisal that we obtained on the orchard.

        Net Non-Investment Expense. The following table presents the components of net non-investment expense during the six months ended March 31, 2003 and 2002:

	Six Months Ended
	March 31,

	2003	2002

Non-investment income:
Premiums and annuity considerations	$764,583	$933,179

Total non-investment income	764,583	933,179

Non-investment expense:
Commissions to agents	6,282,223	2,761,282
Administrative and other expenses	4,092,703	2,239,739

Total non-investment expense	10,374,926	5,001,021

Net non-investment expense	$9,610,343	$4,067,842

        Commissions to agents increased approximately $3.5 million for the six months ended March 31, 2003 compared to the similar period in the prior year primarily due to an increase in annuity products sold by us. The increase in administrative and other expenses was primarily due to a $0.6 million increase in cost sharing expenses paid to Metropolitan in accordance with an established inter-company agreement, a $0.5 million increase in audit and legal fees, a $0.2 million increase in guaranty fund assessments, a $0.2 million increase in salaries and $0.4 million in other expenses.

        Capitalized Deferred Policy Acquisition Costs (DPAC), Net of Amortization. Capitalized DPAC, net of amortization, is comprised of the capitalization of expenses incurred to sell and underwrite life and annuity policies, offset by the amortization of previously capitalized expenses. The following table reflects the components of the net change in DPAC we reported for six months ended March 31, 2003 and 2002:

	Six Months Ended
	March 31,

	2003	2002

Current period costs capitalized	$(6,630,072)	$(3,297,447)
Amortization of previously capitalized expenses	5,500,000	5,450,000

Net amortization (capitalization) of DPAC	$(1,130,072)	$2,152,553

        The increase in current period costs capitalized is due primarily to the $3.5 million increase in commissions paid on annuity business, net of ceding. Annuity business production during the six months ended March 31, 2003 was approximately $148.4 million compared to approximately $75.5 million during the similar period ended March 31, 2002. The funding for our acquisitions of receivables is provided primarily through the sale of our annuity products. We manage our financing activities to match investment opportunities that are available. Since the sale of annuity products are interest rate sensitive, we can manage the sale of annuity products by pricing the products accordingly. During the six month period ended March 31, 2003, we offered a more competitive price on our annuity products than during the similar period ended March 31, 2002 and, therefore, experienced an increase in annuity sales during the current period as compared to the similar period last year.

        Income Taxes. Our effective income tax rate was 34.7% and 35.0% for the six months ended March 31, 2003 and 2002, respectively.

        In prior years, we recorded a $22.4 million tax benefit relating to an investment that was entered into in conjunction with Metropolitan in 1999. The objectives for the investment were to produce economic gains combined with favorable tax benefits. Similar investments were presented throughout the country to numerous individuals and companies as an investment and tax strategy. Prior to, and in conjunction with the investment, Metropolitan received two independent tax opinions relating to the investment. Additionally, we executed a supplement to our Federal Tax Sharing Agreement with Metropolitan allowing us to recover from Metropolitan up to $11.2 million, plus applicable interest on the $11.2 million, in federal income tax benefits derived from this investment that are not otherwise utilized by us. The non-utilization of the income tax benefits could result from the expiration of the net operating loss carry forward limit of 20 years, disallowance on audit, or any enactment of law that may affect the utilization of the benefits.

        Metropolitan has received a notice from the Internal Revenue Service stating that the $22.4 million tax benefit we recorded for a transaction entered into during fiscal 1999 would be wholly disallowed by the IRS. However, in conjunction with Metropolitan, we intend to vigorously defend our tax treatment of the transaction and our management believes that our tax treatment was, and continues to be, supportable and appropriate.

        At March 31, 2003, we cannot reasonably estimate a loss, if any, associated with this transaction. In the event of an unfavorable resolution relative to the investment, our earnings would be adversely affected by amounts disallowed in excess of $11.2 million, including interest if applicable. Any amounts that may be disallowed, up to $11.2 million including any applicable interest, as a result of an unfavorable resolution are recoverable from Metropolitan under the terms of the supplement to the Federal Tax Sharing Agreement.

Financial Condition

        The following depicts the distribution of our assets as a percentage of total assets as of March 31, 2003:

Assets as a Percentage of Total Assets

Distribution of Assets as a Percentage of Total Assets
Receivables Collateralized by Real Estate	41.00
Securities Investments	32.00
Reinsurance Receivable	8.00
Other Receivables (Structured Settlements, Lotteries and Annuities and Direct Financing Leases)	6.00
Other	5.00
Deferred Costs	4.00
Real Estate Held for Sale and Development	4.00

Receivables Collateralized by Real Estate

        Current Mix of Receivable Investment Holdings. Our investments in receivables include receivables collateralized primarily by first position single-family residential property and commercial properties. At March 31, 2003, all of our collateralized receivables were held with first priority real estate liens.

        During the six months ended March 31, 2003 and the fiscal years ended September 30, 2002 and 2001, we expanded the origination of commercial loans. The expansion was due to our current perception that this market may be inadequately served by current lenders, who we believe are inflexible in their underwriting and pricing policies and who are not able to quickly underwrite and close these loans, particularly in the temporary, bridge and development commercial loan markets.

        The stated yields of the mortgages collateralized by commercial property are higher than the yield on receivables collateralized by single-family residential property because the market and credit risks are lower for the mortgages collateralized by single family residential property and there are less competitors with commercial real estate financing capabilities. However, investments in commercial loans are less diversified because the principal amount of a commercial loan is generally greater than the principal amount of a residential mortgage or other receivable.

        We continually monitor economic and demographic conditions throughout the country in an effort to avoid a concentration of our acquired real estate receivables in those areas experiencing economic decline, which could result in higher than anticipated default rates and subsequent investment losses.

        The following charts present information regarding type of real estate collateral, lien priority and geographical distribution of our portfolio of outstanding real estate receivables as of March 31, 2003.

Receivables by Collateral Type

Distribution of Receivables by Collateral Type
Commercial	66.00%
Residential	22.00
Other	12.00

        Our real estate receivables at March 31, 2003 were collateralized by properties located throughout the United States as follows:

	Commercial	Residential
	Originated	and Other

Pacific Southwest	46.6%	26.9%
Southeast	22.1%	11.4%
Southwest	17.6%	20.5%
Midwest	7.5%	4.8%
Pacific Northwest	5.2%	29.6%
Northeast	1.0%	6.8%

	100.0%	100.0%

LOANS ON REAL ESTATE

MARCH 31, 2003

        At March 31, 2003, we held contracts and mortgage notes receivables with face values as follows:

			Weighted
	Carrying	Delinquent	Average	Weighted
	Amount of	Principal	Coupon	Average
Description	Receivables	Amount(3)	Rate(4)	Yield(5)

Commercial(1)(2)	$492,456,030	$82,573,332	13.4%	15.4%
Residential(2)	163,508,796	19,281,195	9.0%	10.3%
Other(2)	91,792,454	7,793,126	9.4%	13.1%
Unrealized discounts, net of unamortized acquisition cost, on receivables purchased at a discount	(10,964,436)

CARRYING VALUE	$736,792,844	$109,647,653

(1)	The commercial real estate receivables are defined as those generated through our commercial lending source.

(2)	Carrying amounts of receivables include loans in process as of March 31, 2003.

(3)	The principal amounts of real estate receivables subject to delinquent principal or interest is defined as being in arrears for more than 90 days.

(4)	Less than 1% of the real estate receivables are subject to variable interest rates.

(5)	See “RECEIVABLE INVESTMENTS — Yield and Discount Considerations.”

        The future maturities of the aggregate amounts of commercial loans (face amount) at March 31, 2003 are as follows:

Commercial
Principal

Due in one year or less	$189,924,305
Due after one year through five years	30,560,916
Due after five years	271,970,809

$492,456,030

Securities Investments

        The following table outlines the nature and carrying value of securities investments we held at March 31, 2003:

	Available-	Held-To-
	For-Sale	Maturity	Total	Percentage

Total Amount	$297,215,184	$274,054,280	$571,269,464	100.00%

Invested in:
Fixed Income	$254,077,804	$274,054,280	$528,132,084	92.45%
Equities	39,225,109	—	39,225,109	6.87
Venture Capital/ Limited Partnership	3,912,271	—	3,912,271	0.68

	$297,215,184	$274,054,280	$571,269,464	100.00%

Fixed Income:
U.S. Government	$108,203	$—	$108,203	0.02%
Other	253,969,601	274,054,280	528,023,881	99.98

	$254,077,804	$274,054,280	$528,132,084	100.00%

Other by Credit Rating:
AAA	$181,896,230	$274,054,280	$455,950,510	86.35%
AA	4,701,716	—	4,701,716	1.01
A	11,143,147	—	11,143,147	2.39
BBB	19,913,614	—	19,913,614	4.28
BB	28,463,061	—	28,463,061	6.11
B	840,448	—	840,448	0.18
Other	7,011,385	—	7,011,385	1.33

	$253,969,601	$274,054,280	$528,023,881	100.00%

Other by Type:
Mortgage- and asset-backed	$251,639,421	$274,054,280	$525,693,701	99.56%
Industrial	2,330,180	—	2,330,180	0.44

	$253,969,601	$274,054,280	$528,023,881	100.00%

        Unrealized Losses on Investments. Temporary declines in the fair value of investments that are “available-for-sale” are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related income taxes, as a component of stockholder’s equity. We continually monitor our investment portfolio for other than temporary impairments of our securities. When an other than temporary decline in value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of reduction is reported as a realized loss in the statement of operations. In determining whether the losses are temporary or other than temporary, we consider (1) the length of time and extent to which the fair value has been less than cost, (2) the circumstances contributing to the decline in fair value (including a change in interest rates or spreads to benchmarks), (3) recent performance of the security, (4) the financial strength of the issuer, and (5) our intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery. Additionally, for asset-backed investments, we also consider the credit rating and determine the amount of credit support available for the security. At March 31, 2003, our investment portfolio had approximately $1.6 million in unrealized losses that were deemed to be temporary. To the extent that any losses currently deemed as temporary are determined to be other than temporary in the future, the unrealized losses will be reported as realized losses in future statements of operations.

        The following table stratifies the unrealized losses as of March 31, 2003 by investment category:

	Carrying	Unrealized
	Value	Losses

Fixed income maturities:
Mortgage- and asset-backed securities	$75,387,668	$(1,124,967)
Preferred stocks	3,458,600	(70,120)
Venture Capital/ Limited Partnerships	2,470,440	(377,209)

Totals	$81,316,708	$(1,572,296)

        The following table stratifies the unrealized losses as of March 31, 2003 by market sector:

	Carrying	Unrealized
	Value	Losses

Mortgage- and asset-backed securities:
Collateralized mortgage obligation	$54,937,293	$(453,254)
Other asset-backed	11,061,290	(290,770)
Mortgage-backed security	1,120,946	(3,453)
Home equity	2,483,178	(275,976)
Manufactured housing	5,784,961	(101,514)

	75,387,668	(1,124,967)
Preferred stocks	3,458,600	(70,120)
Venture Capital/ Limited Partnerships	2,470,440	(377,209)

Totals	$81,316,708	$(1,572,296)

        The following table stratifies the unrealized losses as of March 31, 2003 by credit rating:

	Carrying	Unrealized
	Value	Losses

AAA	$56,058,239	$(456,707)
A	9,947,210	(357,960)
BB	9,382,219	(310,300)
BBB	3,458,600	(70,120)
Venture Capital/ Limited Partnerships	2,470,440	(377,209)

Totals	$81,316,708	$(1,572,296)

        Unrealized losses relating to the investment grade assets (BBB and higher) are generally due to changes in interest rates that may include changes in spreads to benchmarks for a particular sector of the market. To the extent that unrealized losses in our investment grade portfolio are the result of issues other than interest rate changes, the investments are evaluated for other than temporary impairment. In determining whether these losses were temporary or other than temporary, we considered (1) recent performance of the security, (2) the credit rating of the security, (3) the amount of credit support available for the security, (4) circumstances contributing to the decline in value, (5) the length of time and extent to which the fair value has been less than cost, and (6) our intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery.

        The following table stratifies the unrealized losses as of March 31, 2003 by trading class:

	Carrying	Unrealized
	Value	Losses

Traded	$81,316,708	$(1,572,296)
Non-Traded	—	—

Totals	$81,316,708	$(1,572,296)

        The following table stratifies the unrealized losses as of March 31, 2003 by length of time the securities have continuously been in an unrealized loss position:

	Carrying	Unrealized
	Value	Losses

Fixed Income Securities:
Investment Grade
0-6 months	$68,335,458	$(843,895)
13-18 months	7,052,210	(281,072)
Preferred Stocks:
0-6 months	502,200	(1,800)
7-12 months	1,946,400	(50,820)
13-18 months	1,010,000	(17,500)
Venture Capital/ Limited Partnerships:
0-6 months	2,470,440	(377,209)

Total	$81,316,708	$(1,572,296)

        The maturities of fixed income investments that are in an unrealized loss position at March 31, 2003 are as follows:

	Carrying	Unrealized
	Value	Losses

Due in one year through five years	$—	$—
Due after five years through ten years	—	—
Due thereafter	—	—

Total non-mortgage- and asset-backed securities	—	—
Mortgage- and asset-backed securities	75,387,668	(1,124,967)

Total fixed income securities	$75,387,668	$(1,124,967)

        We are authorized by our investment policies to use financial futures instruments for the purpose of hedging interest rate risk relative to the securities portfolio or potential trading situations. In both cases, the futures transactions are intended to reduce the risk associated with price movements for a balance sheet asset. In addition, securities may be sold “short,” which is the sale of securities that are not currently in the portfolio and, therefore, must be purchased to close out the sale agreement, as another means of hedging interest rate risk to benefit from an anticipated movement in the financial markets. As of and during the six-month period ended March 31, 2003, we had no open hedging positions relative to hedging our securities portfolio.

Other Receivables

        On our behalf, Metropolitan also negotiates the purchase of receivables that are not collateralized by real estate, such as structured settlements, annuities and lottery prizes. The lottery prizes generally arise out of state operated lottery games that are typically paid in annual installments to the prize winner. The structured settlements generally arise out of the settlement of legal disputes, whereby the prevailing party is awarded a sum of money, payable over a period of time, generally through the creation of an annuity. Other annuities generally consist of investments that cannot be immediately converted to cash directly with the issuing insurance company.

        The following table outlines the nature and carrying value of other receivables we held at March 31, 2003:

	Carrying Value	Percentage

Invested in:
Lotteries	$88,915,117	83.34%
Annuities/ Structured settlements	15,466,695	14.50
Other	2,307,345	2.16

	$106,689,157	100.00%

Real Estate Held for Sale and Development

        From time to time, we may acquire development properties through a purchase from Metropolitan or other third parties. The development or improvement of properties is undertaken for the purpose of enhancing values to increase marketability and to maximize profit potential.

        Development Properties. The following development properties exceeded 5% of our stockholder’s equity at March 31, 2003.

Carrying
Property Description	Value

Dillingham Ranch	$14,945,634
Spokane Valley Plaza	12,255,754
Sunset Beach	10,658,006

Dillingham Ranch

        This property, which was acquired from Metropolitan during the six months ended March 31, 2003, consists of 2,700 acres located on the island of Oahu in Hawaii and is currently going through a lengthy study and planning process that is expected to culminate in us rezoning and entitling the property around a common theme such as a private club or an equestrian-based community.

Spokane Valley Plaza

        This property is located near the Sullivan Road and Interstate 90 freeway interchange just east of Spokane, Washington and consists of 28.15 acres of land zoned for regional commercial use. Currently, the property has 84,000 square feet of leasable space with 83,015 square feet occupied. Additionally, there is capacity for an additional 59,509 square feet of leasable space available for development.

Sunset Beach

        This property is 19.1 acres of development property on the North Shore of Oahu, Hawaii. During fiscal 2002, we finalized the necessary entitlements to develop the property into a 29-lot residential subdivision in order to begin to sell the residential lots.

Repossessions

        In the course of our real estate receivable investment activity, we acquire various parcels of real estate as a result of foreclosures and/or voluntary repossessions. It is our general policy to attempt to resell these properties at the earliest possible time following acquisition. Improvements are made to some properties for the purpose of preservation or restoration to maximize the resale price. A committee that includes sales and management personnel reviews the marketing status of all properties at least monthly. Generally, repossessed properties are resold within one year from the date of repossession. There were no repossessed properties with net realizable values greater than 5% of stockholder’s equity at March 31, 2003.

Asset Quality

        Servicing and Delinquency Experience. Before April 2001, Metwest performed the servicing and collection functions related to our receivable portfolio in accordance with an established servicing agreement. In April 2001, as a result of Metropolitan’s decision to stop performing loan servicing operations, we participated with some of our affiliates in a transaction with a wholly-owned subsidiary of Ocwen Financial Corporation (NYSE: OCN), whereby the servicing rights to receivables and foreclosed properties held for sale were transferred to Ocwen. In October 2001, we entered into a sub-servicing agreement, whereby Ocwen will provide servicing for the majority of the remaining receivable portfolio in addition to our future acquisitions of new receivables. As our servicer, Ocwen is responsible for all servicing related functions ranging from payment processing to the liquidation of property acquired as a result of foreclosure. Moody’s Investor Service, Inc. (“Moody’s”) assigned its highest rating, SQ1, to Ocwen as a Primary Servicer of subprime loans and as a Specialty Servicer. Ocwen carries a level 2 Fitch servicer rating. According to Fitch, level 2 servicers have demonstrated high performance in all relevant categories. Ocwen’s primary business is the servicing and special servicing of nonconforming and sub-prime residential and commercial mortgage loans. Ocwen also specializes in the related development of loan servicing technology and software for the mortgage and real estate industries. As of March 31, 2003, Ocwen serviced approximately 56% of our receivable portfolio. Metwest serviced the remaining 44%.

        The principal amount of our commercial loans (as a percentage of total outstanding commercial loans) that were in arrears for more than 90 days as of the following dates were as follows:

	Total	Commercial
	Commercial	Loans in	Percentage
	Loans	Arrears	in Arrears

March 31, 2003	$492,483,035	$82,573,332	16.77%
September 30, 2002	$342,632,510	$25,240,264	7.37%
March 31, 2002	$164,611,513	$8,203,384	4.98%
September 30, 2001	$123,259,529	$5,742,560	4.66%

        In addition to the amounts included in the table above at March 31, 2003, there were approximately $20.1 million in additional delinquent loans that we had serious doubts that the borrowers had the ability to comply with present loan repayment terms and, therefore, may become 90 days delinquent. As of March 31, 2003, these loans accounted for approximately 4.1% of the total outstanding commercial receivables collateralized by real estate, but were not included in the table above because they were less than 90 days delinquent. During the six month period ended March 31, 2003, six new delinquencies with principal balances of approximately $64.7 million contributed to the increase in delinquencies since September 30, 2002.

        The following is information regarding our five largest delinquent commercial loans at March 31, 2003:

	Initial			Estimated Net	Next
Commercial	Loan	Carrying	Accrued	Realizable	Payment	Allocated
Loan	Amount	Value	Interest	Collateral Value	Due Date	Reserve

A	$18,029,925	$18,432,213	$841,397	$20,460,000	01/01/2003	$—
B	11,775,000	13,381,263	1,392,676	9,200,000	07/05/2002	4,181,263
C	10,712,540	11,344,492	428,309	11,440,000	01/01/2003	—
D	10,647,487	11,285,935	938,839	11,760,000	12/01/2002	—
E	7,000,000	11,484,786	819,398	10,800,000	07/01/2002	684,786

Commercial Loan A – The primary collateral consists of a 1st position loan on 11.5 acres of undeveloped land. This land is the proposed site for two condominium towers within Seascape Resort in Destin, FL. At March 31, 2003, we were proceeding with foreclosure action.

Commercial Loan B – The primary collateral consists of a 1st position mortgage on an automobile dealership on 5.5 acres of land in Gurnee, IL. At March 31, 2003, we were proceeding with foreclosure action.

Commercial Loan C – The primary collateral consists of a 1st position mortgage on hotel property in Lansing, MI. At March 31, 2003, we were proceeding with foreclosure action with a court appointed company managing the operations.

Commercial Loan D – The primary collateral consists of a 1st position mortgage on an office building on 4.5 acres of land in Scottsdale, AZ. At March 31,2003 we were proceeding with foreclosure action.

Commercial Loan E – The primary collateral consists of a 1st position mortgage on 3,139 acres of land which includes 19 separate residential development areas, 3 golf courses, club house and tennis courts. At March 31, 2003 this receivable was in bankruptcy with a court appointed company managing the operations.

       The estimated net realizable value of the collateral is estimated at 80% of the estimated market value of the collateral. Based on our review, to the extent that the carrying value exceeds the estimated net realizable value, an allowance for loss is recognized for the amount at which the carrying value exceeds the estimated net realizable value. To the extent that the estimated net realizable value exceeds the carrying value, an allowance for loss is not recognized. We believe that in the event of foreclosure, proceeds from the sale of the collateral will be sufficient to satisfy the net carrying value of the receivables, after giving consideration to any applicable allocated reserve.

        When a payment becomes delinquent on a commercial loan, either Ocwen’s or Metropolitan’s collection unit (depending on which entity is acting as servicer) will begin making collection calls immediately. If the defaulted payment is not received by the next payment due date, a notice of default is sent to the borrower and the account is assigned to one of Metropolitan’s workout managers according to the property type, size of loan and complexity of transaction. The workout manager will review the file and related documentation and attempt to contact the borrower to negotiate with the borrower to cure the default. If after the expiration of the notice of default, the default is not cured, counsel begins foreclosure immediately. Concurrent with the notice of default period and the foreclosure process, the assigned workout manager will continue to contact and attempt to negotiate a full reinstatement with the borrower. During this same period, the workout manager will also develop a workout program and make recommendations to Metropolitan’s problem loan review committee for approval. As a part of formulating this workout plan, the workout manager will typically visit the collateral property, talk with local experts and make an assessment of the condition of the collateral and its marketability in the event of a potential foreclosure. The final workout plan is presented to our problem loan review committee with all relevant information regarding contact with the borrower, condition and marketability of collateral and an assessment of the likelihood of default cure or recovery of the loan balance if the default continues through foreclosure. Any actions undertaken by the workout manager with the borrower that would result in other than full reinstatement are subject to prior approval by the problem loan review committee.

        The problem loan review committee is composed of representatives from Metropolitan’s underwriting, risk management, operations, commercial lending, legal and property development departments. The committee meets weekly and reviews all newly defaulted loans, continuing defaulted loans, loans in foreclosure, loans in bankruptcy and progress on approved workout plans.

        The principal amount of our residential and other real estate receivables (as a percentage of total residential and other real estate receivables) that were in arrears for more than 90 days as of the following dates were as follows:

	Total	Residential
	Residential and	and Other
	Other Real	Real Estate
	Estate	Receivables in	Percentage
	Receivables	Arrears	in Arrears

March 31, 2003	$253,544,765	$27,074,321	10.68%
September 30, 2002	$247,128,827	$20,740,753	8.39%
March 31, 2002	$272,666,895	$36,028,488	13.21%
September 30, 2001	$283,214,737	$24,658,860	8.71%

        The real estate receivables acquired by us are generally A-, B and C credit receivables. Management expects higher delinquency rates because receivables purchased or originated by us are typically not of the same quality as mortgages that are originated for sale to agencies such as the Federal National Mortgage Association (“Fannie Mae”). Management believes that the economic effects of these higher delinquency rates will be generally offset by the higher yields expected to be received on these receivables than those typically received on the conventional “A” credit lending markets and the value of the underlying collateral.

        The carrying amount of our other receivables not collateralized by real estate (as a percentage of total other receivables) that were in arrears for more than 90 days as of the following dates were as follows:

		Other
	Total Other	Receivables	Percentage
	Receivables	in Arrears	in Arrears

March 31, 2003	$106,689,157	$4,309,347	4.04%
September 30, 2002	$106,040,368	$2,938,657	2.77%
March 31, 2002	$142,148,819	$5,356,621	3.77%
September 30, 2001	$149,852,082	$2,525,875	1.69%

        Provision and Allowance for Losses on Receivables. Changes in the allowance for losses on receivables were as follows:

		Year Ended September 30,
	Six Months Ended
	March 31, 2003	2002	2001	2000

Beginning balance	$8,697,778	$9,166,763	$6,275,101	$3,037,582
Provisions	9,653,032	4,536,451	4,175,344	4,792,818
Charge offs, net:
Commercial loans	(293,352)	(1,960,777)	—	—
Residential and other real estate loans	(1,399,436)	(3,044,659)	(1,261,454)	(1,555,299)
Other receivables	—	—	(22,228)	—

Ending balance	$16,658,022	$8,697,778	$9,166,763	$6,275,101

Charge offs as a percent of average receivables	0.22%	0.80%	0.25%	0.29%
Allowance as a percentage of total receivables	1.95%	1.25%	1.65%	1.28%

        An analysis of the allowance for losses on receivables was as follows:

	Allocated	Allocated	Loan
	Allowance	Allowance	Category
	for	as a % of	as a % of
	Receivable	Receivable	Total
	Losses	Category	Receivables

March 31, 2003
Commercial loans	$10,060,057	2.04%	57.76%
Residential and other real estate loans	4,132,780	1.63%	29.73%
Other receivable investments	823,924	0.77%	12.51%
Unallocated	1,641,261	0.22%

	$16,658,022	1.95%	100.00%

September 30, 2002
Commercial loans	$3,005,873	0.88%	49.24%
Residential and other real estate loans	4,033,621	1.63%	35.52%
Other receivable investments	383,932	0.36%	15.24%
Unallocated	1,274,352	0.22%

	$8,697,778	1.25%	100.00%

September 30, 2001
Commercial loans	$1,960,408	1.59%	22.16%
Residential and other real estate loans	5,247,681	1.85%	50.91%
Other receivable investments	1,088,347	0.73%	26.93%
Unallocated	870,327	0.21%

	$9,166,763	1.65%	100.00%

September 30, 2000
Commercial loans	$115,258	2.44%	0.96%
Residential and other real estate loans	4,597,590	1.39%	67.53%
Other receivable investments	894,889	0.58%	31.51%
Unallocated	667,364	0.20%

	$6,275,101	1.28%	100.00%

        The allowance for losses on receivables represents our estimate of credit losses inherent in the portfolios as of the balance sheet dates. We perform regular reviews in order to identify these inherent losses and to assess the overall collection probability of the portfolios. This process provides an allowance that consists of two components: allocated and unallocated. To arrive at the allocated component, we combine estimates of the allowance needed for loans that are evaluated collectively and those that are evaluated individually.

        Commercial loans are individually monitored for impairment. A commercial loan is considered impaired when, based on specific facts and circumstances, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a commercial loan has been identified as impaired, we determine the allowance for loss based on the estimated net realizable value of the collateral compared to the carrying value of the receivable, including accrued interest and fees.

        When determining the estimated value of collateral, we have historically taken into consideration the most recent third party appraisal and other relevant market information. When reviewing the most recent appraisal, we consider the type of property, changes in economic factors of the region since the most recent appraisal and the various underlying appraisal assumptions. In-house licensed appraisers that assist in the commercial origination process also assist in this review. Furthermore, we may also perform additional on-site collateral visits to update our historical assessments and gain additional information. If the estimated net realizable value of the collateral is less than the carrying value, an allowance for loss is recognized for the amount at which the carrying value exceeds the estimated net realizable value. The increase in the allowance for losses on commercial loans in the six-month period ended March 31, 2003 and the fiscal year 2002 was due to an increase in our commercial lending activities. During the six month period ended March 31, 2003, we recorded provisions for losses on our commercial loan portfolio of approximately $7.7 million. The current year provisions resulted from a review of the most recent appraisals and other relevant market information on loans that we deemed as impaired at March 31, 2003. Loans that we considered impaired at March 31, 2003 were approximately $102.7 million compared to $49.1 million at September 30, 2002. During the six month period ended March 31, 2003, five new impaired loans with principal balances of approximately $59.4 million contributed to the increase in loans that we deemed to be impaired since September 30, 2002.

        We establish an allowance for losses on residential and other real estate receivables, including accrued interest, inherent in the portfolio at the balance sheet date based primarily on current delinquencies and recent foreclosure and loss experience. The residential and other receivable portfolio is comprised of a large group of smaller-balance homogeneous loans that are collectively evaluated for impairment. During the fiscal year ended September 30, 2000, we revised our expected foreclosure and loss severity assumptions for the sub-prime loans that we previously acquired. Originally, the assumptions used for the sub-prime loans were based on the historical performance of our receivable portfolio, which were primarily seller-financed receivables. We used the seller-financed based assumptions because we anticipated that the sub-prime loans that were being acquired would perform the same as the seller-financed loans. When we determined that the expected performance of the sub-prime loans differed from our initial assumptions, and such actual performance is not generally known until 12-24 months after origination, we revised the expected future loss rate accordingly. We discontinued our acquisitions of sub-prime loans in January 2001.

        The reduction in the ending reserve balance on residential and other real estate loans during the six months ended March 31, 2003 and the fiscal year ended September 30, 2002 was primarily due to the overall seasoning of the loan portfolio. As we have recently focused on commercial loan originations, the remaining real estate receivable portfolio has been decreasing in size due to payoffs and maturities. The remaining portfolio, which is comprised of production from previous years, contains different loss potential characteristics depending upon the year the loans were produced (production pool years). Not all production pool years will experience the same rate of loss over their respective remaining lives. Pools that have seasoned beyond the four-year mark generally experience lower future losses than pools that are less seasoned.

        Through Metropolitan, we negotiate the purchases of receivables that are not collateralized by real estate, including lottery prizes, structured settlements and other annuities. The purchase generally involves the payment of a lump sum of cash to the recipient of cash payments that are to be received over time in return for a sale and assignment of those payments. The lottery prizes generally arise out of state operated lottery games that are typically paid in annual installments to the prize winner. The structured settlements generally arise out of the settlement of legal disputes where the claimant is awarded a sum of money, payable over a period of time, generally through the issuance of an annuity. Other annuities generally consist of annuities that are not structured settlements that cannot be immediately converted to cash directly with the annuity issuer.

        Delinquencies on our other receivables are generally associated with the structured settlement portfolio. Payments due under a structured settlement are typically assigned to us by the claimant, also known as the annuitant, and the annuity issuer is not a party. From time to time, the payments due under a structured settlement are not sent to us by the annuity issuer either due to mistake, the annuitant notifying the annuity issuer to send the assigned payments to another or the annuity issuer’s non-compliance with the assignment. In these instances, legal action is typically begun against the annuitant. After judgment is obtained against the annuitant, a garnishment proceeding is begun against the annuity issuer to require remittance of future assigned payments to us. In certain circumstances, when there are additional payments due under a structured settlement that have not been assigned, an action is brought to obtain those future cash flows as reimbursement for the missed payments. However, until the future scheduled payments are received, we continue to report the receivable as delinquent. In the event no unassigned payments exist, we will generally begin a legal proceeding to seek reimbursement from the annuitant for the past due amount and will establish an allowance for losses when it is probable that a loss has occurred.

        In attempting to collect on structured settlements in the past, some annuity issuers were reticent to comply with the garnishment of the structured settlement owned by us, due in large part to the uncertain tax effect on the annuity issuer that the sale of the structured settlement to us would have. Certain annuity issuers were concerned that a sale of the structured settlement would result in the structured settlement not being a qualified assignment pursuant to the Internal Revenue Code resulting in the inclusion of that asset in income for federal tax purposes. In January of 2002, new federal legislation was passed which provided that sales of structured settlements would not result in the imposition of such tax provided certain conditions were met. The passage of this legislation eased the concerns of many annuity issuers. Accordingly, the consequential cooperation by certain annuity issuers with respect to the payment of defaulted, and in some cases current, structured settlements contributed to the reduction in the ending allocated allowance balance for other receivables during the fiscal year ended September 30, 2002.

        As part of the allocated loss allowance analysis, we consider the reason for the delinquent payments in addition to the probability of collecting the delinquent payments. When estimating the probability of collection, we consider if the collection will be from the annuitant or the annuity issuer. Based on our systematic methodology for determining our allowance for loss, the Company allocated $0.8 million of the total $16.7 allowance for receivable losses at March 31, 2003 to the other receivable portfolio. We consider the allocated allowance of $0.8 million to represent our estimate of inherent losses within our other receivable portfolio at March 31, 2003.

        In estimating the amount of credit losses inherent in the receivable portfolios, we utilize various judgments and assumptions. For receivables that are collateral-dependent, the estimated fair market value of the collateral may deviate significantly from the proceeds received when the collateral is sold. To mitigate the imprecision inherent in most estimates of expected credit losses, the allocated component of the allowance is supplemented by an unallocated component. The unallocated component reflects our judgmental assessment of the impact that various quantitative factors have on the overall measurement of credit losses.

        Allowance for Losses on Real Estate Held for Sale. The following table summarizes changes our allowance for losses on real estate held for sale:

		Year Ended September 30,
	Six Months Ended
	March 31, 2003	2002	2001	2000

Beginning Balance	$1,462,966	$2,448,670	$1,442,424	$1,383,575
Provisions	1,157,954	1,013,820	1,676,031	408,568
Charge-Offs	(783,542)	(1,999,524)	(669,785)	(349,719)

Ending Balance	$1,837,378	$1,462,966	$2,448,670	$1,442,424

        Real estate held for sale is periodically evaluated for impairment. Loss provisions for real estate held for sale are calculated as the difference between the estimated net realizable value and the carrying value at the measurement date. The $1.2 million provision for loss during the six-month period ended March 31, 2003 was primarily the result of a reduction in sales prices on some of our real estate held for sale portfolio and a $0.8 million provision for loss on an orchard in Washington State that lost its organic status. The $0.8 million provision was based on a new appraisal that we obtained on the orchard.

Market Risk Management

        Market risk is defined as the sensitivity of income and capital to changes in interest rates, equity prices and other market variables. Market risk is managed within an overall asset/liability management framework. Our Asset/ Liability Committee is responsible for reviewing and administering our asset/ liability management positions.

        Interest Rates. We continually monitors our interest sensitive income and expense. Interest sensitive expense is predominantly related to annuity benefits, and the interest costs of collateralized borrowings, while interest sensitive income includes interest, earned discounts and other income from the receivable and investment portfolio. Substantially all of our interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading, which includes loans, securities, annuity deposits and long-term debt. Increases or decreases in interest rates can cause changes in net income and fluctuations in the fair market value of interest sensitive assets and liabilities.

        Equity Prices. Our investments in equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset/ liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

        Fair Value Analysis. As with the impact on operations from changes in interest rates, the fair value of our financial assets and liabilities is subject to fluctuations in interest rates. We monitor the sensitivity of net interest income and fair value to changes in interest rates.

        The following table presents, as of September 30, 2002, our estimated effects of hypothetical increases and decreases in interest rates on assets and liabilities that are subject to interest rate risk. It is assumed that the changes occur immediately and uniformly to each category of instrument containing interest rate risks. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these reasons, actual results will most likely differ from those reflected in the table that follows.

			Fair Value With Interest Rate Change
	Carrying	Fair
	Amounts	Value	Decrease 1%	Decrease 2%	Increase 1%	Increase 2%

	(Dollars in Thousands)
Financial Assets:
Cash and cash equivalents	$44,036	$44,036	$44,036	$44,036	$44,036	$44,036
Investments:
Available-for-sale	458,488	458,488	469,936	474,834	441,744	431,766
Held-to-maturity	39,224	40,333	39,977	41,506	36,882	35,949
Real estate contracts and mortgage notes	577,879	596,074	597,278	598,495	594,879	593,695
Indebtedness of related party	18,922	20,230	20,804	21,416	19,693	19,190
Other receivable investments	106,040	121,251	125,919	130,863	116,838	112,666
Reinsurance receivable	148,392	150,309	153,835	157,493	146,908	143,628
Policy loans	20,239	21,000	21,516	22,054	20,506	20,031

	$1,413,220	$1,451,721	$1,474,830	$1,489,168	$1,421,486	$1,400,961

Financial Liabilities:
Annuity reserves	$1,225,660	$1,217,827	$1,270,614	$1,300,830	$1,213,402	$1,186,311
Debt payable	103,847	109,092	113,024	117,220	105,402	101,936

	$1,329,507	$1,326,919	$1,383,638	$1,418,050	$1,318,804	$1,288,247

        Gap Analysis. A conventional view of interest rate sensitivity for financial institutions is the gap report, which indicates the difference between assets maturing or re-pricing within a period and total liabilities maturing or re-pricing within the same period. In assigning assets to maturity and re-pricing categories, we take into consideration expected prepayment speeds and contractual maturities. The balances reflect expected amortization of principal and do not take into consideration reinvestment of cash. Principal prepayments are the amounts of principal reduction over and above normal amortization. We have used prepayment assumptions based on market estimates and past experience with our current portfolio. In assigning liabilities to maturity and re-pricing categories, we take into consideration expected annuity policy lapse rates based on past experience. Non-rate sensitive items, such as the allowance for loan losses and deferred loan fees/costs, are not included in the table.

        The gap information is limited by the fact that it is a point-in-time analysis. The data reflects conditions and assumptions as of September 30, 2002. These conditions and assumptions may not be appropriate at another point in time. Consequently, the interpretation of the gap information is subjective.

	September 30, 2002

	Projected Repricing

	0-3 Months	4-12 Months	1-5 Years	Thereafter	Total

	(Dollars in millions)
Interest-Sensitive Assets
Cash	$43.0	$—	$—	$—	$43.0
Real estate contracts and mortgage notes receivable	41.1	137.1	306.7	93.0	577.9
Securities investments	24.2	60.5	206.5	180.0	471.2
Other	7.7	22.1	107.7	59.7	197.2

Total interest-sensitive assets	116.0	219.7	620.9	332.7	1,289.3

Interest-Sensitive Liabilities
Life and annuity reserves	28.5	90.9	549.5	408.4	1,077.3
Debt payable	10.1	10.4	43.7	40.0	104.2

Total interest-sensitive liabilities	38.6	101.3	593.2	448.4	1,181.5

Repricing gap	$77.4	$118.4	$27.7	$(115.7)	$107.8

Cumulative gap	$77.4	$195.8	$223.5	$107.8	$107.8

Cumulative gap as a percentage of total interest sensitive assets	6.00%	15.19%	17.33%	8.36%	8.36%
Total interest sensitive assets					$1,289.3

        In the next 12 months, our Gap Analysis indicates a positive gap, meaning that our interest-sensitive assets are expected to reprice before our interest sensitive liabilities. In a rising interest rate environment, net interest income will tend to increase, which will have a positive impact on results of operations. Conversely, in a falling interest rate environment, net interest income will tend to decrease, which will have a negative impact on results of operations.

        In the 1-5 years time period, our Gap Analysis indicates a positive gap. However, all items in the Gap Analysis may not be equally sensitive to market rate changes. Specifically, our real estate contracts and mortgage notes receivable are not expected to be as sensitive to market rate changes as the other items on the Gap Analysis. For this reason, we expect the impact on results of operations to be more in line with that of a negative gap position.

        A negative gap means that net interest income will tend to decrease, which will have a negative impact on results of operations in a rising interest rate environment. Conversely, in a falling interest rate environment, net interest income will tend to increase, which will have a positive impact on results of operations.

        Our asset base is comprised partially of commercial loans. Commercial loans make up approximately 24% of the interest-sensitive assets as of September 30, 2002. These assets tend to be shorter-term in nature (weighted average maturity is approximately 26 months). We intend to continue to expand our investments in commercial loans. This strategy, along with the management of the interest sensitive liability portfolio, should enable us to effectively monitor and control our interest-rate sensitivity over time.

Liquidity and Capital Resources

        The objective of liquidity management is to provide funds at an acceptable cost to service liabilities as they become due and to meet demands for additional commercial loans and receivable purchases. Managing liquidity also enables us to take advantage of opportunities for business expansion. We finance our business operations and growth with the proceeds from the sale of annuity and life insurance products, the sale of equity securities to the public and affiliates, a secured line of credit agreement, reverse repurchase agreements, receivable cash flows, the sale of real estate and securities portfolio earnings. Primarily, our sources of liquidity are long-term in nature as they are used for long-term investments.

Generally, short-term liquidity is provided through earnings and contractual repayments from our receivable and investment portfolios. However, the secured line of credit agreement and the reverse repurchase agreement discussed below can be used for short-term liquidity purposes.

        Annuities. The annuity and life insurance business is highly competitive. We compete with other financial institutions, including ones with greater resources and greater name recognition than us. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. We believe the primary competitive factors among life insurance companies for investment-oriented insurance products, like annuities, include product flexibility, net return after fees, innovation in product design, the claims-paying ability rating and the name recognition of the issuing company, the availability of distribution channels, service rendered to the customer before and after a policy or contract is issued, and service provided to agents. Other factors affecting the annuity business include the benefits, including before tax and after tax investment returns, and guarantees provided to the customer and the commissions paid to the agent. If we are unable to effectively price our annuities, offer competitive commissions and effectively compete in general for the sale of our annuity products, our liquidity could be adversely affected.

        The growth in our assets during the six months ended March 31, 2003 was primarily due to the growth in annuity sales. Our future growth will continue to be dependent upon our successful efforts to sell annuity products. To the extent that annuity sales decline such that annuity surrenders begin to exceed new annuity sales, we could experience a reduction in our total assets; thereby potentially reducing our earnings capacity.

        We have a reinsurance agreement with Old Standard, which became effective July 1, 1998. Under this agreement, we can reinsure with Old Standard 75% of the risk on various annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion by providing a 30-day advance written notice. Approximately $56.5 million, $0.7 million and $27.4 million of additional annuity premiums were ceded to Old Standard under this agreement during the fiscal years ended September 30, 2002, 2001 and 2000. During the six months ended March 31, 2003, no additional annuity premiums were ceded to Old Standard under this agreement.

        Equity Securities. We registered for sale up to $50.0 million of Series A preferred stock at December 31, 2002. Effective January 2, 2003, the initial escrow period ended and we completed the initial sale of our preferred stock to the public. Subsequently, we commenced our continuous best efforts offering of the preferred stock. As of March 31, 2003, 446,571 shares of our preferred stock were outstanding, which resulted in net proceeds of $9.3 million. This preferred stock registration expires July 31, 2003.

        Secured Line of Credit. We have a secured line of credit agreement with the Federal Home Loan Bank of Seattle (FHLB). When an institution becomes a stockholder in the FHLB, it can borrow from the FHLB at a stock to borrowing ratio of 1 to 20. At March 31, 2003, we had a stock investment in the FHLB of approximately $7.6 million. The collateral eligible to be used to secure the borrowing is predefined by the FHLB and generally consists of high quality collateralized mortgage obligations. Each type of collateral has a minimum requirement that ranges from 100% to 125% of borrowings. At March 31, 2003, we had $307.2 million in eligible collateral with a market value of $318.5 million and a borrowing capacity of $224.5 million, subject to the purchase of approximately $6.1 million in additional FHLB stock. Approximately $202.54 million in securities having a market value of $210.0 million were pledged to collateralize the outstanding borrowings to the FHLB at March 31, 2003. At March 31, 2003, we had approximately $148.0 million in outstanding borrowings to the FHLB leaving an unused borrowing capacity of approximately $76.5 million, subject to the purchase of approximately $6.1 million in additional FHLB stock. During the six months ended March 31, 2003, our outstanding borrowings on the secured line of credit increased $45.0 million. This increase accounted for approximately 25% of our net cash provided by financing activities.

        Other Liquidity Sources. Another source of liquidity is derived from payments received on receivables and investments and the sale of real estate. A decrease in the prepayment rate on receivables or in the ability to sell real estate would reduce future cash flows from receivables.

        Additionally, to increase liquidity, we may occasionally sell securities to a third party broker-dealer under the provision that we will buy them back by a predetermined date for a specific price, often called a reverse repurchase agreement. As of March 31, 2003 we had no outstanding reverse repurchase agreements.

        Capital and Regulatory Considerations. The state of Washington’s Risk-Based Capital Model Law requires an insurance company to maintain specified amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. Compliance with the Risk-Based Capital Model Law requirements is tested annually as of a calendar year-end. At the last annual review at its statutory reporting period ended December 31, 2002, Western Life’s capital and surplus levels exceeded the calculated specified requirements.

        Recently, Western Life has maintained adequate levels of capital through capital contributions from Metropolitan. Through Western Holding, Metropolitan contributed $41.4 million of capital to Western Life during the six months ended March 31, 2003. Additionally, Western Holding, the parent company of Western Life, had registered for sale up to $50.0 million of Series A preferred stock at March 31, 2003. As of March 31, 2003, Western Holding had issued 446,571 shares of its preferred stock and received net proceeds of approximately $9.3 million, which Western Holding used as capital contributions to Western Life. Western Life’s ability to generate capital is dependent on Metropolitan’s ability to maintain adequate levels of liquidity permitting it to make further capital investments in Western Life and Western Holding’s ability to sell preferred stock, allowing Western Holding to make capital contributions to Western Life. To the extent that Metropolitan or Western Holding do not generate sufficient liquidity permitting them to make further capital investments in Western Life, Western Life’s ability to generate capital could be adversely affected, which in turn could negatively affect its ability to increase its investments in higher risk-adjusted assets such as commercial loans, real estate and equity investments.

        Our ability to sell available-for-sale investments for liquidity purposes is partially affected by the laws of the state of Washington that limit its investments in real estate related assets to 65% of its statutory assets. Western Life is restricted from selling non-real estate related assets if, after the sale, its real estate assets would exceed 65% of its statutory assets. However, occasionally Western Life may acquire real estate related receivables that qualify as mortgage-related securities under the Secondary Mortgage Market Enhancement Act, or SMMEA. SMMEA generally provides that qualifying loans may be acquired to the same extent that obligations that are issued by or guaranteed as to principal and interest by the United States Government, its agencies and the instrumentalities can be acquired. As a result, Western Life can acquire qualifying real estate loans in amounts in excess of the 65% limitation. At March 31, 2003, Western Life had 51.2% of its statutory admitted assets invested in real estate related assets that did not qualify as SMMEA investments.

        For statutory purposes, Western Life performs cash flow testing using seven different interest rate scenarios. An annual opinion regarding the adequacy of the cash flow testing is filed with the insurance departments in the states where Western Life is licensed as an insurance company. At the end of calendar year 2002, the results of this cash flow testing process were satisfactory.

        Lending Commitments and Debt Obligations. The following table summarizes, as of March 31, 2003, our anticipated annual cash principal and interest obligations on secured credit lines, the anticipated annual cash requirements to our minority interest, the anticipated annual cash dividend requirements on our outstanding preferred stock and expected payouts on annuity contracts for the indicated periods:

	Secured	Preferred
	Credit	Stock	Minority	Annuity
	Lines	Dividends(1)	Interest(2)	Contracts(3)	Total

Six months ending September 30, 2003	$28,488	$445	$1,313	$90,228	$120,474
Fiscal year ending September 30, 2004	35,245	890	2,625	106,120	144,880
Fiscal year ending September 30, 2005	13,571	890	2,625	97,308	114,394
Fiscal year ending September 30, 2006	14,173	890	2,625	126,329	144,017
Fiscal year ending September 30, 2007	7,662	890	2,625	140,976	152,153

	$99,139	$4,005	$11,813	$560,961	$675,918

(1)	Based on the March 31, 2003 dividend rate of 7.975% on Western Holding’s outstanding preferred stock.

(2)	Minority interest consists of preferred stock dividends paid on Metropolitan’s interest in Western Life’s outstanding preferred stock. The anticipated annual cash requirements are based on the March 31, 2003 dividend rate of 5.25% on Western Life’s outstanding preferred stock and does not include dividend payments on Western Holding’s preferred stock it is currently offering.

(3)	Based on actuarial calculations as to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. To the extent that actual annuitant deaths, policy lapses, surrenders and terminations exceed current actuarial estimates, the expected cash outlays on annuity contracts will increase. See “— Market Risk Management” above. The holders of annuity contracts may surrender or terminate a contract at their discretion, some of which may be subject to surrender charges.

        We had approximately $75.5 million of outstanding commitments to extend credit to commercial borrowers at March 31, 2003.

New Accounting Rules

        In October 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which is effective for fiscal years beginning after December 15, 2001. This Statement addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. Implementation of this new Standard on October 1, 2002 did not have a material impact on our financial statements.

        In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement are effective for financial statements issued on or after May 15, 2002. Implementation of this Statement did not have a material impact on our financial statements.

        In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities initiated after March 31, 2003. This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after March 31, 2003 with early application encouraged. We have completed an evaluation of the effects of this Statement and do not believe it will have a material impact on our financial statements.

BUSINESS OVERVIEW

General

        We are a holding company with only one wholly owned operating subsidiary, Western Life. We are a wholly owned subsidiary of Metropolitan. Substantially all of our operations are conducted through Western Life. Western Life was established in 1963. We were formed on May 3, 2002.

        Western Life is an insurance company that sells annuity and life insurance products. It is domiciled in the state of Washington and sells these products through over 1,700 independent sales representatives in 16 states, primarily in the western half of the United States. Western Life currently has an insurance license application pending in the state of New Mexico. Western Life also intends to expand its operations in other states as opportunities arise.

        Western Life has been assigned an A.M. Best rating of B- (Fair), which is the 8th highest rating. A.M. Best publishes both a financial strength rating and a financial performance rating on almost 6,000 life, health, and property and casualty insurance companies. A.M. Best’s financial strength ratings range from A++ (Superior) to F (In Liquidation) and include 15 separate ratings (not including the S rating for “Suspended”). A.M. Best bases its ratings on a number of complex financial ratios, the length of time a company has been in business, the nature and quality of investments in its portfolio, depth and experience of management and various other factors. A.M. Best’s ratings are supplied primarily for the benefit of the policyholders and insurance agents.

        A.M. Best defines the rating of B- as “fair”. The B- rating is assigned to companies that have, on balance, fair balance sheet strength, operating performance and market profile when compared to the standards established by A.M. Best. In A.M. Best’s opinion, these companies have an ability to meet their current obligations to policyholders, but their financial strength is vulnerable to adverse changes in underwriting and economic conditions.

        Proceeds from our sales of annuity and life products are invested (1) in cash flowing assets, consisting of obligations secured by real estate, structured settlements, annuities, lottery prizes and other investments, which we refer to as receivables, and (2) in securities, which consist primarily of U.S. Treasury and Government agency obligations and investment grade bonds, which we refer to as our securities investments.

        The following depicts the distribution of our assets as a percentage of total assets at March 31, 2003:

Assets as a Percentage of Total Assets

Distribution of Assets as a Percentage of Total Assets
Receivables Collateralized by Real Estate	41.00
Securities Investments	32.00
Reinsurance Receivable	8.00
Other Receivables (Structured Settlements, Lotteries and Annuities and Direct Financing Leases)	6.00
Other	5.00
Deferred Costs	4.00
Real Estate Held for Sale and Development	4.00

        The real estate receivables primarily consist of commercial and residential loans secured by first position liens on real estate. We predominantly invest in receivables where the borrower or the collateral does not qualify for conventional financing or the seller or the buyer chooses to use non-conventional financing. This market is commonly referred to as the non-conventional market. Obligors on our real estate receivables include A-, B and C credit quality obligors. The evaluation, underwriting and closing operations for the residential and other non-commercial real estate receivables are performed by Metropolitan at Metropolitan’s headquarters in Spokane, Washington, in accordance with management and acquisition service agreements we have with Metropolitan.

        We expanded the origination of commercial real estate loans during the six months ended March 31, 2003 and the fiscal years ended September 30, 2002 and 2001, such that approximately 66% of the face value of the real estate backed receivables as of March 31, 2003 are of this type compared to 30% at September 30, 2001. These loans are evaluated, underwritten and closed by our affiliate, Summit, in accordance with our predefined criteria.

        We are wholly owned by Metropolitan, and are, therefore, affiliated with Metropolitan and its other subsidiaries. We are also affiliated with Summit and its subsidiaries through the common control by C. Paul Sandifur, Jr., the controlling shareholder of Metropolitan. We receive services from both the Metropolitan and Summit groups of companies, and engage in business transactions with those companies. As a result of these relationships, conflicts of interests may arise between our affiliates and us, including conflicts relating to the allocation of investments and other business opportunities among the affiliated companies. When allocating investment opportunities among affiliates and ourselves, Metropolitan considers several factors including each company’s availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company’s asset size and other diversification and asset/liability management issues. Although Metropolitan attempts to maximize the profitability of each company, the actual allocation of investments may at times be subject to Metropolitan’s discretion and the actual allocation may not prove to be in our best interests.

        In addition to receivable investments, we invest funds in securities that predominantly consist of corporate bonds, U.S. Treasury and Government agency obligations, mortgage- and asset-backed securities and other securities. These investments also include some subordinate certificates created out of receivable securitization transactions that were entered into in conjunction with Metropolitan and other affiliates.

        From time to time, we may acquire development properties through a purchase from Metropolitan or other third parties. We may also acquire properties through foreclosure on our receivables. We develop or improve properties for the purpose of enhancing values, to increase marketability and to maximize profit potential.

Operations With Affiliates

        We are affiliated with Metropolitan and Summit through the common control by C. Paul Sandifur, Jr. We receive services from Metropolitan and Summit, and engage in business transactions with Metropolitan and Summit. We engage in these activities and share services in order to leverage existing capabilities and technology instead of creating duplicate functionality to provide a more cost effective structure. As a result of these relationships, conflicts of interests may arise between Metropolitan, Summit and us regarding the allocation of receivable investments.

        Affiliate Services. The services that Metropolitan generally provides to us include (1) non-commercial receivable underwriting, (2) receivable servicing, and (3) general administrative support services. The services that Summit generally provides to us include (a) underwriting commercial loan originations, (b) property development consulting and development services, and (c) the sale of our preferred stock.

        Metropolitan provides general administrative support services and receivable servicing for a portion of our receivable portfolio. The remainder of our receivable servicing is performed by Ocwen, an unaffiliated third party servicer. Metropolitan’s services are provided to us under the terms of a Management, Receivable Acquisition and Servicing Agreement. Under the agreement, Metropolitan maintains a cost allocation system designed to measure the activity of the general support services departments used by Metropolitan and us in a manner providing a basis for allocation of the costs generated by the separate companies. Administrative service fees and servicing and collection charges allocated to us represent all significant direct expenses incurred by Metropolitan on our behalf.

        We receive non-commercial receivable underwriting and acquisition services from Metropolitan for a fee under the terms of the Management, Receivable Acquisition and Servicing Agreement. The fee represents all significant direct expenses incurred by Metropolitan on our behalf. Other than commercial loan originated receivables, substantially all of our receivable acquisitions have been acquired through and underwritten by Metropolitan.

        Summit provides real estate development services to us for a fee. These services include sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the approvals necessary to develop a particular property. Summit’s broker-

dealer subsidiary, MIS, sells our publicly registered preferred stock. We pay a maximum sales commission of 6% to MIS for the sale of our securities under the terms of written selling agreements. Currently, we rely entirely on the efforts of MIS to sell our publicly registered preferred stock.

        Agreements With Affiliates. The following is a brief summary of the most important terms of the material agreements we have with Metropolitan and Summit.

Management, Receivables Acquisition and Underwriting Agreements

        Under an agreement that we have with Metropolitan, Metropolitan provides us general support services and receivable acquisition services. Under this agreement, Metropolitan provides us the general management services needed to operate our business. Metropolitan also provides us the services necessary to acquire receivable investments.

        Under this agreement, when Metropolitan performs receivable acquisition services on our behalf, Metropolitan is required to review the receivable’s loan to value ratio, collateral value, collateral condition, payor’s payment record, payor’s credit, title reports and legal documents. We pay fees to Metropolitan under these agreements for receivable acquisitions, which fees represent all significant direct expenses incurred by Metropolitan on our behalf. We also pay general management fees to Metropolitan, which fees represent the actual cost of providing the services incurred by Metropolitan. Metropolitan may commit to purchase receivables on our behalf under this agreement so long as those receivables meet the investment and yield guidelines supplied to Metropolitan by us. Metropolitan may only commit to purchase receivables not meeting the specified investment guidelines with advance approval by us. These agreements are non-exclusive and may be terminated by either party by giving notice 30 days before termination.

Serving Agreements

        Under a servicing agreement that we have with Metropolitan, Metropolitan performs servicing activities for our receivables that are not being serviced by Ocwen, a non-affiliated third party servicer. These receivables generally consist of commercial loans with un-funded loan commitments. Once the loans are fully funded, the servicing function is generally transferred to Ocwen. Ocwen also services our other generally conforming receivables. Under the servicing agreement with Metropolitan, Metropolitan manages, services, makes collections on and otherwise administers our unfunded commercial loan receivables. Metropolitan charges fees to us, which fees represent all significant direct expenses incurred by Metropolitan on our behalf. The servicing agreement provides that Metropolitan may employ a sub-servicer to carry out any of its duties under the agreement. The agreement is for a one-year term, which automatically renews for successive one-year terms unless terminated by either party.

Property Development and Management Agreement

        Under an agreement we have with Summit, Summit’s property development subsidiary provides property development and management services for the real estate that we own, as requested by us from time to time. We are charged fees by Summit’s property development subsidiary for providing these services, which fees represent all significant direct expenses of providing the services to us. Summit’s cost includes all payroll and related benefit expenses of employees providing the services and other expenses incurred in providing the services. Either party may terminate the agreement for cause by providing notice 30 days before termination if the reason is not cured by the other party at the end of that 30 days. Summit may terminate the agreement for any reason by providing us notice 60 days before termination, and we may terminate the agreement for any reason by providing Summit notice 90 days before termination.

        Non-commercial Real Estate Receivables. Our non-commercial real estate receivables are acquired through and underwritten by Metropolitan. Our Management, Receivables Acquisition and Underwriting agreement specifies investment guidelines and yield requirements that must be met before a non-commercial real estate receivable can be allocated to us by Metropolitan. Some of the requirements specified in the agreement include collateral type, lien position and maximum loan to value ratios. To the extent that non-commercial real estate receivables meet the investment requirements, receivables are allocated by Metropolitan among us and Summit based on each company’s availability of cash and other diversification and asset/liability management issues. To the extent that we decide, for a period of time, to cease or limit the acquisition of non-commercial receivables, Metropolitan adjusts the allocation of receivables during that time as we request.

        Independent review of the allocation made by Metropolitan is not performed as the agreement is used to give Metropolitan authority to allocate non-commercial real estate receivables to us, assuming the receivables meet the defined investment criteria in the agreement. The investment committee of Western Life, which includes some of our executive officers and two representatives of Metropolitan, reviews all receivables allocated to us by Metropolitan on a quarterly basis to determine whether the investments comply with the respective investment guidelines. To the extent that the investment does not comply with the investment guidelines, we can reject the allocation from Metropolitan and unwind the allocation.

        Commercial Loan Originations. Summit began originating commercial loans in the late 1990s. When Metropolitan exited its residential mortgage banking activities in 2001, it partnered with Summit to develop an expanded commercial lending operation. Since then, Summit and Metropolitan have combined their expertise to develop an effective broker network and real estate underwriting processes that have resulted in increased commercial lending opportunities for Metropolitan, Summit and us. While the joint effort has resulted in an expanded commercial lending operation, it has also resulted in a centralized operation for commercial loan production. While we are aware of the potential conflict of interest issues, we believe that a centralized commercial lending operation that combines the expertise, existing capabilities, technology and resources of both Metropolitan and Summit results in a more efficient operation for less cost.

        Allocation of commercial loans is a joint decision. The allocations are based on each company’s availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company’s asset size, capital position and other diversification and asset/liability management issues. Furthermore, because commercial loans are originated through a network of brokers that have access to other lenders, we deem the commercial loans to have been originated at market rate yields, after giving consideration to underwriting criteria and the borrower’s alternative financing options, the sum of which can affect the interest rate and loan-to-value ratios that we require, due to the non-captive nature of the brokers. While the allocation of the commercial loans may at times be subjective, the allocations comply with each company’s underwriting criteria, have market yield rates and meet all regulatory requirements established by the states of domicile that regulate the investing activities of the insurance company subsidiaries of both Metropolitan and Summit.

        While it may not be possible to eliminate all conflict of interest risk relative to the joint nature of the commercial lending operations, we believe that the conflict of interest risk relative to the allocation of commercial loan production is substantially mitigated through the use of similar underwriting requirements by Metropolitan, Summit and us and the use of non-captive brokers that result in the origination of commercial loans at a market rate yield.

        Purchase and Sale of Financial Assets. From time to time, we enter into transactions that result in the sale of financial assets between Metropolitan and us or Summit and us. Most recently, the sales have primarily been related to lottery trusts that were owned by us. For Summit, investment diversification was the primary business purpose for purchasing the financial assets. For us, generation of additional liquidity to fund commercial loan originations was the primary business purpose for the sale of the financial assets.

        The transaction price for the sale of financial assets that are not actively traded is generally derived from discounting expected future cash flows at a market rate. The market rate is derived from the market rate of financial assets, at the date of the sale, with similar characteristics.

        Reinsurance Activities. We have a reinsurance agreement with Summit, which became effective July 1, 1998. Under this agreement, we can reinsure with Summit 75% of the risk on specified annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although each may stop and restart at their discretion after providing a 30-day advance written notice. Ceding allowances are paid by Summit to compensate us for our annuity issuance costs. We also receive a fee from Summit for servicing the reinsured policies of approximately 0.40% annually on the cash value of the reinsured policies. The reinsurance agreement with us has allowed Summit to acquire annuities at greater speeds and at lower premium rates than what they believe would have been available through direct sales. The agreement allows us to continue our market presence and relationships with our insurance agents while moderating our rate of growth.

        Other. Metropolitan sponsors a Retirement Savings Plan, authorized under Section 401(k) of the Tax Reform Act of 1986, as amended. This plan is available to all of our employees over the age of 18 that have completed six months of service. Before January 1, 2002, our employees were able to defer from 1% to 15% of their compensation in multiples of whole percentages. Effective January 1, 2002, the plan was amended to allow employees to defer from 1% to 80% of their compensation up to the annual maximum amount as determined by the IRS.

        Before January 1, 1999, if Metropolitan had a net profit for the fiscal year ending within a calendar year, a match equal to 50% of pre-tax contributions up to 6% of the participant’s compensation was credited to the account of each active participant in the plan on December 31. Effective January 1, 1999, the plan was amended to modify the employer match to a discretionary matching contribution equal to a uniform percentage of the amount of the participant contribution, up to 6% of the participant’s annual compensation. The uniform percentage is determined annually by Metropolitan. Metropolitan may also make additional discretionary contributions during any plan year. Our contributions to the plan were approximately $54,000 during the year ended September 30, 2002.

        The following table quantifies the amount and percentage of our total revenues and expenses that were received from and paid to Metropolitan and Summit for the six-month period ended March 31, 2003.

		Transactions With
	Western	Affiliates Included
	Holding	in Western Holding
	Consolidated	Consolidated

For the six-month period ended March 31, 2003
Total Revenues	$48,088,203	$2,626,809
Total Expenses	$40,507,588	$1,762,624
For the year ended September 30, 2002
Total Revenues	$99,328,164	$5,594,439
Total Expenses	$52,121,239	$5,645,188

LIFE INSURANCE AND ANNUITY OPERATIONS

Introduction

        Our insurance subsidiary, Western Life, markets its annuity and life insurance products through over 1,700 independent sales representatives under contract. Based on first year and single annuity premiums received in calendar year 2002, approximately 32% of sales were generated by ten brokers or groups of brokers, with the highest single broker accounting for approximately 8% of sales. These representatives may also sell life insurance and/or annuity products for other companies. Western Life is licensed as an insurer in the states of Alaska, Arizona, Hawaii, Idaho, Indiana, Montana, Nebraska, Nevada, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, and Wyoming. During the calendar year ended December 31, 2002, approximately 83% of Western Life’s deferred annuity business was produced in the states of Idaho, Montana, Oregon, Texas, Utah and Washington.

        Insurance policy and annuity benefits primarily consist of interest that is credited on outstanding policies at the rates of return specified in the policy. After the issuance of an annuity or an insurance policy, these rates of return are guaranteed for a limited number of years. After that, subject to any guaranteed rate of return specified in the insurance policy or annuity, these rates of return may be adjusted at our discretion. Additionally, insurance and annuity policy benefits also include payments of death claims on mortality contracts. These mortality contracts account for less than 2% of our direct premiums with a portion of the life risk being offset by reinsurance treaties during the last three fiscal years.

Annuities

        Western Life has actively marketed single and flexible premium deferred annuities since 1980. We offer flexible and single premium annuities with surrender charges for periods varying from one year to ten years. During the past three calendar years, nearly 99% of our direct premiums were derived from annuity sales. We price our new annuity products and renewals in order to achieve a positive spread between its annuity costs and available investments, while also considering current annuity market rates of interest and competitive pressures.

        A deferred annuity is a contract that allows an investor to accumulate payments to the issuing company and have them grow with interest on a tax-deferred basis. That accumulation is then used to provide periodic payments at some future date. In a single premium deferred annuity, the annuity contract is purchased with the payment of one lump sum when the contract is issued. A flexible premium deferred annuity allows the owner to make continual payments into the contract. Under both types of contracts, interest on each payment is accumulated from the date the payment is received.

        Our annuity products are targeted primarily toward today’s senior population. Fixed annuities are designed for older consumers looking for a predictable payment structure that combines insurance and accumulation attributes in a single product. As of March 31, 2003, policyholders aged 61 or older accounted for approximately 80% of our annuity account values.

        The following products individually accounted for 10% or more of our direct annuity premiums in the six months ended March 31, 2003 and in the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

        TD-Max Series— single premium deferred annuities with varying lengths of cliff (i.e., fixed) surrender fee periods. The initial interest rate is guaranteed over the term of the surrender fee period and then re-determined annually after that, subject to a contractual minimum. Policyholders may withdraw a portion of their account values annually without surrender fees. These products have been our largest seller, accounting for approximately 14.8% of our direct annuity premiums in the six months ended March 31, 2003 and 36.9%, 34.4% and 35.6% in the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

        TD-Max Bailout Series— single premium deferred annuities with varying lengths of surrender fee periods. The initial interest rate is guaranteed for one year and then re-determined annually after that, subject to a contractual minimum. Policyholders may withdraw funds without surrender penalty for 60 days if the crediting interest rate falls below the bailout interest rate determined at issuance. Policyholders may also withdraw a portion of their account values annually without surrender fees. These products accounted for approximately 19.0% of our direct annuity premiums for the six months ended March 31, 2003 and 12.0%, 11.6% and 15.8% in the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

        DiscoverMax Series— single premium deferred annuities with varying levels of declining surrender charges over a six-year term. The initial interest rate is guaranteed for one year and then re-determined annually after that, subject to a contractual minimum. The initial interest rate includes a bonus of one to three percent, depending on the surrender fee structure selected. Policyholders may withdraw funds without surrender penalty for 60 days if the crediting interest rate falls below the bailout interest rate determined at issue. Policyholders may also withdraw a portion of their account values annually without surrender fees. These products accounted for approximately 17.5% of our direct annuity premiums for the six months ended March 31, 2003 and 23.2%, 30.0% and 27.2% in the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

        Immediate Annuities— single premium annuities that commence payment generally within the first policy year. Benefits are payable in the mode selected by the annuity holder, such as the lifetime of the annuity holder, a fixed period, or a combination of the two. These products are often purchased as a settlement of a previously issued life or annuity contract. Premium amounts have remained relatively constant over the last three and one-half years, and accounted for approximately 16.3% of our direct annuity premiums for the six months ended March 31, 2003 and 4.84%, 5.6% and 5.5% in the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

        Liquid Flexible Premium Annuities— deferred annuities with no surrender fees. Premium deposits may be made at any time in amounts as low as $100. Interest rates are guaranteed at issuance and then re-determined annually subject to a 3% minimum guarantee. These products accounted for approximately 15.9% of our direct annuity premiums for the six months ended March 31, 2003 and 14.4%, 10.1% and 7.6% for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

Life Insurance

        In addition to the sale of annuities, we also receive premiums from the sale and renewal of whole life and term life insurance policies. In fiscal year 2002, less than 1% of our premiums were derived from interest sensitive whole life insurance and term life insurance policies. At March 31, 2003, the face amount of life insurance policies written and outstanding totaled $199.1 million, net of $30.4 million ceded to reinsurers. As with annuities, gross profits are determined by the difference between interest rates credited on outstanding policies and interest earned on investment of premiums. In addition, profitability is affected by mortality experience.

Reinsurance

        Reinsurance is the practice of an insurance company entering into agreements called treaties with other insurance companies in order to assign some of its insured risk, for which a premium is paid, while retaining the remaining risk. Although reinsurance treaties provide a contractual basis for shifting a portion of the insured risk to other insurers, the primary liability for payment of claims remains with the original insurer. Life insurers commonly obtain reinsurance on a portion of their risks in the ordinary course of business. The amount of risk that a company is willing to retain is based primarily on considerations of the amount of insurance, the level of its capital and surplus and on its ability to sustain mortality fluctuations.

        Annuity Reinsurance. We entered into an annuity reinsurance agreement with Summit which became effective July 1, 1998. This agreement allows us to continue our market presence and relationship with our insurance agents, while moderating our rate of growth. Under its contractual terms, this agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion after providing a 30-day advance written notice. At March 31, 2003 and September 30, 2002, we had recorded a receivable from Summit of $147.5 million and $148.3 million, respectively, related to this reinsurance agreement. Summit’s insurance subsidiaries have been assigned a rating of B- (Fair) by A.M. Best.

        Under this agreement, we may reinsure with Summit 75% of the risk on 15 different annuity products. The premiums ceded to Summit during the fiscal years ended September 30, 2002, 2001 and 2000 were approximately $56.5 million, $0.7 million and $27.4 million, respectively. No premiums were ceded to Summit during the six month period ended March 31, 2003. We received ceding allowances equal to actual commission plus 1.5% of premium, which was approximately $3.3 million, $0.1 million and $1.5 million during the fiscal years ended September 30, 2002, 2001 and 2000, respectively. These ceding allowances are paid by Summit to compensate us for our annuity issuance costs. We also receive a fee from Summit for servicing the reinsured policies, which is 0.40% annually on the cash value of the reinsured policies.

        Life Policy Reinsurance. We had reinsured $30.4 million of our life insurance risk at March 31, 2003, which equaled all risk in excess of $100,000 on each whole life policy and all risk in excess of $50,000 on each term life policy. Life insurance in force at that time was $229.6 million. We are a party to 20 separate life reinsurance treaties with ten reinsurance companies. The largest treaty is with Optimum Reinsurance Company that provided approximately $14.9 million of reinsurance coverage at March 31, 2003. The majority of the remaining coverage is with Business Men’s Assurance Company of America and ERC Life Reinsurance. Total life policy reinsurance premiums paid by us during the six months ended March 31, 2003 and the fiscal years ended September 30, 2002, 2001 and 2000 were approximately $0.1 million, $0.2 million, $0.2 million and $0.2 million, respectively.

Reserves

        Our reserves for both annuities and life insurance are actuarially determined and prescribed by our state of domicile and other states in which we do business through laws that are designed to protect annuity contract owners and policy owners. An actuary reviews the amount of these reserves required for compliance with state law. These reserves are amounts, which at assumed rates, are calculated to be sufficient to meet our future obligations under annuity contracts and life insurance policies currently in force. Reserves are recalculated each year to reflect amounts of reinsurance in force, issue ages of new policyholders, duration of policies and variations in policy terms. Since these reserves are based on actuarial assumptions, our ultimate liability could exceed these reserves.

RECEIVABLE INVESTMENTS

Real Estate Receivables

        Non-Commercial Real Estate Receivable Acquisition. In conjunction with Metropolitan, we have been investing in receivables for our own account for 28 years. In general, the non-commercial real estate receivables acquired or originated by us consist of non-conventional loans. This type of receivable possesses characteristics that differ from receivables originated in the conventional lending market in that either the borrower or the property would not qualify for “A” credit grade lending or the seller or borrower chose to use non-conventional financing. For non-conventional loans, generally the lender, often the seller of the property, will focus more on the quality of the collateral as the ultimate recourse in the event of the borrower’s default and depend less on the ability of the borrower to repay the loan. Historically, the majority of our real estate receivables were acquired from lenders as individual receivable acquisitions. See “— Receivables Collateralized by Real Estate.” Our principal source for private market receivables is independent brokers located throughout the United States. These independent brokers typically deal directly with private individuals or organizations that own and wish to sell a receivable.

        The evaluation, underwriting and closing operations for our non-commercial real estate receivables are performed by Metropolitan at Metropolitan’s headquarters in Spokane, Washington, in accordance with management and acquisition service agreements. Metropolitan’s acquisition strategy is designed to provide flexible structuring and pricing alternatives to the real estate receivable seller, and quick closing times. Metropolitan believes these factors are key to Metropolitan’s ability to attract and purchase receivables. In order to enhance its position in this market, Metropolitan has improved its acquisition strategies and has implemented flexible and strategic pricing and closing programs. Metropolitan is exploring other methods and sources for receivable acquisitions in order to increase volume, decrease cost, and enhance its competitive position.

        Metropolitan has established underwriting criteria for the acquisition of real estate receivables. The underwriting guidelines are based on Metropolitan’s past experience and are intended to reflect some aspects of conventional underwriting standards while still allowing for flexibility to fit the specific characteristics of each individual transaction. As part of the underwriting process, Metropolitan considers the borrower’s credit profile, the market value of the collateral, demographic reports and property profiles. Metropolitan’s underwriting involves a thorough understanding of the different types of risk factors and how those factors relate to the various strengths and weaknesses in a transaction. There is no predetermined methodology to arrive at a decision; each transaction stands on its own merits.

        Commercial Loan Originations. In conjunction with Summit, we originate commercial loans secured by various types of commercial properties including income producing properties, fully developed lots and land held primarily for residential development. These commercial loans are generally small to mid-sized loans that are originated for less than $15 million and generally have short-term balloon payments (approximately 2 years to 5 years). We typically lend at 50-75% loan-to-value ratios, and may require multiple pieces of collateral and personal guarantees to secure a particular loan.

        We obtain leads for loans through independent mortgage brokers. While these independent mortgage brokers may be involved with the negotiation of terms on behalf of the borrower, all applications, commitments and documentation are drafted by our counsel and executed directly with the borrower and guarantor.

        Commercial loans originated by us are evaluated, underwritten and closed by Summit in accordance with our predefined standards. The commercial loans are underwritten by applying criteria that generally include the following:

•	evaluating the borrower’s and guarantor’s financial statements, information and credit;

•	obtaining a current, satisfactory appraisal of the collateral;

•	making a physical inspection of the property;

•	obtaining title insurance;

•	reviewing other factors that affect collateral valuation such as environmental reports, structural inspections, zoning and entitlement status; and

•	an analysis of demographic factors.

        The sum of the underwriting evaluation and the borrower’s alternative financing options affect the interest rate and loan-to-value ratio that we will require. In a circumstance where the borrower has limited financing options due primarily to time constraints, we have the opportunity to charge higher rates at lower loan-to-values than the risk might otherwise require. The ability to be more responsive than the competition to time-sensitive opportunities has been key to our ability to capitalize on these circumstances that provide higher returns for lower risk on some loans.

        In 2001, we began expanding the originations of commercial loans. During the six months ended March 31, 2003 and the fiscal years ended September 30, 2002 and 2001, commercial loans accounted for approximately 78%, 83% and 87%, respectively, of new real estate receivable acquisitions and originations. The focus on commercial loans was in part due to management’s perception that this market may be inadequately served by current lenders, who we believe are not flexible in their underwriting and pricing policies and who are not able to quickly underwrite and close these loans, particularly in the temporary, bridge and development commercial loan markets.

Other Receivables

        In conjunction with Metropolitan, we also negotiate the purchase of receivables that are not secured by real estate, including structured settlements, annuities and lottery prizes. The lottery prizes generally arise out of state operated lottery games that are typically paid in annual installments to the prizewinner. The structured settlements generally arise out of the settlement of legal disputes where the prevailing party is awarded a sum of money, payable over a period of time, generally through the creation of an annuity. Other annuities generally consist of investments that cannot be immediately converted to cash directly with the issuing insurance company. Metropolitan’s source for these investments is generally private brokers who specialize in these types of receivables.

        In the case of lottery prizes, the underwriting guidelines generally include a review of the documents providing proof of the prize and a review of the credit rating of the state lottery commission, insurance company or other entity making the lottery prize payments. Where the lottery prize is from a state run lottery, the underwriting guidelines generally include a confirmation with the respective lottery commission of the prizewinner’s right to sell the prize and acknowledgment from the lottery commission of their receipt of notice of the sale. In many states, the sale of a state lottery prize requires that the winner obtain a court order permitting the sale. In those states, a certified copy of the court order is required.

        In the case of annuity purchases, Metropolitan’s underwriting guidelines generally include a review of the annuity policy and review of the seller’s credit report. After submission of the file, the most current credit rating of the annuity issuer will be obtained. Furthermore, Metropolitan will conduct a Uniform Commercial Code search on the annuitant in each state or county, as applicable, where the annuitant resided over the last five years and where the annuity issuer is located in order to ensure that no prior liens exist on the structured settlement payments.

Yield and Discount Considerations

        Metropolitan negotiates all receivable acquisitions at prices calculated to provide a desired yield. Often, the negotiations result in a purchase price less than the receivable’s unpaid balance. The difference between the unpaid balance and the purchase price is the “discount.” The amount of the discount will vary in any given transaction depending on our yield requirements and the existing note rate of the receivable at the time of the purchase. Yield requirements are established in light of capital costs, market conditions, the characteristics of particular classes or types of receivables and the risk of default by the receivable payor.

        A greater effective yield can also be achieved through negotiating amendments to receivable agreements. These amendments may involve adjusting the interest rate and/or monthly payments, extension of financing instead of a required balloon payment or other adjustments. As a result of these amendments, the cash flow may be extended, maintained or accelerated. Acceleration increases the yield realized on a receivable purchased at a discount from its face value through accelerating recognition of the discount.

        For commercial development loans, we occasionally negotiate exit fee agreements with the borrower. To the extent the exit fees do not result in an overall yield to us that is greater than prevailing market rates after adjusting for the risk, the transaction is accounted for as a loan. If the transaction results in a yield that is greater than the prevailing market rates after adjusting for the risk, the transaction is treated as a loan if the exit fee is less than 50% of the expected residual profits from the development and if the borrower has an equity investment, substantial to the project, that is not funded by us. If the transaction meets the requirements to be accounted for as a loan, the exit fee is amortized into income over the estimated life of the loan using the level yield method.

        Beginning October 1, 1993 and ending March 31, 1998, we entered into an agreement with Metropolitan to purchase real estate contracts and mortgage notes receivables at guaranteed yields that ranged from 8.0% to 9.7%. As part of the agreement, we agreed to pay Metropolitan the difference between the guaranteed yield and the yield at which Metropolitan acquired the loan. In exchange, Metropolitan agreed to reimburse us for any losses incurred on the loans. In the event of foreclosure, Metropolitan also agreed to pay us the guaranteed yield while the property is held for sale. An inter-company holdback of approximately $1.7 million, $1.8 million and $2.7 million at March 31, 2003 and September 30, 2002 and 2001, respectively, supports the guarantee.

Competition

        Competition for Annuity and Life Insurance Sales. The annuity and life insurance business is highly competitive. We compete with other financial institutions including ones with greater resources and greater name recognition than us. Premium rates, annuity yields and commissions to agents are particularly sensitive to competitive forces. Additionally, we believe the primary competitive factors among life insurance companies for investment-oriented insurance products, like annuities, include product flexibility, net return after fees, innovative product design, the claims-paying ability rating and the name recognition of the issuing company, the availability of distribution channels and service rendered to the customer before and after a policy or contract is issued. Other factors affecting the annuity business include the benefits, including before-tax and after tax investment returns, guarantees provided to the customer and the commissions paid to the agent.

        Competition for Receivable Acquisition. We compete with other financial institutions including various real estate financing firms, real estate brokers, banks and individual investors for the receivables we acquire. This competition includes financial institutions, many of which are larger, have access to more resources and have greater name recognition than we do. We believe the primary competitive factors are the amounts offered and paid to receivable sellers and the speed at which the processing and funding of the transaction can be completed. Competitive advantages we enjoy include:

•	our access to markets throughout the United States;

•	our flexibility in structuring receivable acquisitions;

•	our long history in the business; and

•	our in-house capabilities for processing and funding transactions.

        We compete with many other lending institutions in our commercial loan origination program. The commercial lending market is a multi-billion dollar market including competitors with greater resources, economies of scale and name recognition than us. We believe that our flexible underwriting, pricing guidelines and closing speed enhance our ability to compete in this market. To the extent other competing receivable investors may develop faster closing procedures, more flexible investment policies, or other attributes that are more desirable to receivable sellers, they may experience a competitive advantage over us.

        We compete with other investors in our lottery prize, structured settlement and annuity acquisitions.

Regulation

        Western Life is subject to the Insurance Holding Company Act as administered by the OIC. This act regulates transactions between insurance companies and their affiliates. It requires that Western Life provide notification to the Insurance Commissioner of various transactions between its affiliates and Western Life. In some instances, the Commissioner’s approval is required before a transaction with an affiliate can be consummated.

        Western Life is also subject to extensive regulation and supervision by the OIC as a Washington-domiciled insurer, and to a lesser extent, by all of the other states in which it operates. These regulations are directed toward supervision of matters like the granting and revoking licenses to transact business on both the insurance company and agency levels, approving policy forms, setting dividend levels, prescribing the nature and amount of permitted investments, establishing solvency standards and conducting extensive periodic examinations of insurance company records. These regulations are primarily intended to protect annuity contract holders and insurance policy owners.

        All states in which we operate have laws requiring solvent life insurance companies to pay assessments to a guaranty fund to protect the interests of policyholders of insolvent life insurance companies. Assessments are levied on all member insurers in each state based on a proportionate share of premiums written by member insurers in the lines of business in which the insolvent insurer engaged. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset.

        Dividend restrictions are imposed on Western Life by regulatory authorities. These restrictions limit dividends that Western Life can pay to unassigned statutory surplus, reduced by any unrealized capital gains. At March 31, 2003, Western Life was restricted from paying dividends due to a lack of surplus funds.

        Washington State’s Risk-Based Capital Model law requires an insurance company to maintain specified amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. Compliance with the Risk-Based Capital Model Law requirements is tested annually at calendar year-end. At the last annual review, Western Life’s capital and surplus levels exceeded the calculated minimum requirements at its statutory reporting period ended December 31, 2002.

Employees

        At March 31, 2003, we had a total of 70 full-time employees. None of our employees are covered by a collective bargaining agreement, and we believe that our relations with our employees are good. In addition to employees that work solely for us, from time to time, we use the services of some of the employees of Metropolitan, our parent entity, and reimburse Metropolitan for the cost of those services under an inter-company cost sharing agreement.

Facilities

        Our principal offices are located in Spokane, Washington at 601 West 1st Avenue, in an office building owned by Metropolitan where we lease approximately 3,080 square feet of office space. We also maintain an office in Post Falls, Idaho. We believe that our facilities will be adequate to meet our requirements for the foreseeable future and that suitable additional space will be available if needed.

Legal Proceedings

        We are not currently subject to any material legal proceedings outside of the ordinary course of our business. We may, from time to time, become a party to various legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors, Executive Officers and Key Employees

        Our directors, executive officers and key employees and their respective ages as of March 31, 2003 are as follows:

Name	Age	Position

C. Paul Sandifur, Jr.	61	Chief Executive Officer, President and Chairman of the Board
John Van Engelen	50	Senior Vice President and Director
Reuel Swanson	64	Secretary and Director
Joseph Christensen	36	Treasurer
Gary D. Brajcich	51	Director
Robert Stephen Corker	61	Director
Irv Marcus	78	Director
Samuel H. Smith	63	Director
William D. Snider	61	Director
John Trimble	73	Director

        All directors currently hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. All executive officers are elected annually by the board of directors and serve at the discretion of the board of directors and until their successors are elected and qualified. There are no family relationships between any of our directors or executive officers.

        C. Paul Sandifur, Jr., Chief Executive Officer, President and Chairman of the Board. Mr. Sandifur has been Vice President and Director of Western Life since 1980. Mr. Sandifur is also the President, Chief Executive Officer and Chairman of the Board of Metropolitan Mortgage & Securities Co., Inc., Western Holding’s parent entity. Mr. Sandifur is also a director and officer of most of Metropolitan’s other subsidiary companies. Mr. Sandifur spends, on average, approximately 30% of his time working on Western Life’s business and approximately 70% of his time working on the business of Metropolitan and other affiliates. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings. Mr. Sandifur was a real estate salesman with Diversified Properties in Kennewick, Washington during 1977 and 1978, and then with Century 21 Real Estate in Kennewick. In June 1979, he became an associate broker with Red Carpet Realty in Kennewick before rejoining Metropolitan in 1980. Mr. Sandifur was born in Spokane, Washington, and received his baccalaureate degree in Psychology from Whitman College in Walla Walla, Washington. He pursued graduate studies at the University of California, Berkeley, San Jose State University and San Francisco State University.

        John Van Engelen, Senior Vice President and Director. Mr. Van Engelen joined Western Life in 1984 as its underwriting manager, and was appointed Vice President— Underwriting shortly after that. From 1987 to 1994, he was Vice President of sales. During 1994 he was appointed president of Western Life. Before joining Western Life, Mr. Van Engelen worked in the insurance industry and in corporate and public accounting. He holds the following certifications: CPA, CFP, CLU, CHFC and FLMI. He is a member of the American Institute of Certified Public Accountants, Society of Financial Service Professionals, National Association of Insurance and Financial Advisors and a board member of the New Mexico Life and Health Guaranty Fund. Mr. Van Engelen holds a BBA in Accounting from Boise State University.

        Reuel Swanson, Secretary and Director. Mr. Swanson has been the Secretary and a Director of Western Life since 1972. Mr. Swanson is also a Director and Secretary of various affiliated companies of Western Life. Mr. Swanson received his Master of Accounts degree in 1962 from Kinman Business University and his Masters in Business Administration from City University located in Seattle in 1984.

        Joseph Christensen, Treasurer. Mr. Christensen joined Metropolitan in October 2000 as Chief Investment Officer and in April of 2001, he was elected Treasurer of Western Life. From 1997 through 2000 he was with SAFECO Asset Management Company in Seattle, Washington, as Portfolio Manager, administering their intermediate portfolio of structured securities, comprising approximately $4 billion of a $16 billion taxable fixed income portfolio. He was also co-manager of the SAFECO GNMA Mutual Fund. Before that, he worked at Wells Fargo Bank, N.A., where he was Vice President of Treasury/ Global Funding, investing for the bank’s $13 billion fixed income portfolio. Mr. Christensen holds a Master of Business Administration from the William E. Simon Graduate School of Business Administration in Rochester, New York and a Bachelor of Science in Business Administration from California State University in Chico, California.

        Gary D. Brajcich, Director. Mr. Brajcich was elected as a Director in connection with the formation of Western Holding in May 2002. Mr. Brajcich is an attorney admitted to practice law in the State of Washington. He is a member of Workland, Witherspoon, PLLC, where he has been practicing since 1992. Mr. Brajcich has also served as the director of our parent company, Metropolitan since 2000.

        Robert Stephen Corker, Director. Mr. Corker was elected as a Director in connection with the formation of Western Holding in May 2002. Mr. Corker has also served as a director of Western Life since October of 2001. Mr. Corker is currently an Adjunct Assistant Professor at Gonzaga University’s School of Business and an instructor at Fairchild AFB’s Park College. He serves as Vice President of Futurepast, Inc., an Arlington, Virginia adjunct based management consulting firm. Washington State Governors Mike Lowry and Gary Locke appointed Mr. Corker to the Washington State Council for the Prevention of Child Abuse and Oregon’s Governor Mark O. Hatfield appointed Mr. Corker to the Oregon Governor’s Youth Committee. He was a Washington Humanities’ Commission Grantee for his project, “The Columbia River Watch.” Mr. Corker has served as Vice President for the Inland Northwest Chapter of the American Red Cross and for Century 2 of Spokane. He also served at President-Elect, Vice President of the American Heart Association of Eastern Washington. Mr. Corker has been a director and volunteer for SCAN, Daybreak, Project Joy, American Cancer Society, Cheney Cowles Art Museum, and Riverfront Festival of the Arts. In 1977, Mr. Corker began Coons, Corker & Associates, Inc., a Spokane advertising, public relations and marketing firm, where he was president until 1998. Prior to this, he was Vice President of the People to People Student Ambassador Program, President of a New York based marketing firm, President of an Oakland, California travel agency and a Vice President of Security National Bank in Oakland. Mr. Corker graduated from Stanford University, where he served as Freshman Class President and President of the Stanford Chapter of Pi Sigma Alpha, the National Political Science Honor Society.

        Irv Marcus, Director. Mr. Marcus has been a Director of Western Life since 1995. Mr. Marcus had been an officer of Metropolitan from 1974 until his retirement in 1995. At retirement, he was Senior Vice President, a title that he had held since 1990, and during which time he supervised Metropolitan’s receivable investing operations. He had previously been a loan officer with Metropolitan and has over 25 years’ experience in the consumer finance business. He continues as a Director following his retirement with both Metropolitan and Western Life.

        Samuel H. Smith, Ph.D., Director. Dr. Smith was elected as a Director in connection with the formation of Western Holding in May 2002. Dr. Smith served as President of Washington State University from 1985-2000 and is currently President Emeritus. Dr. Smith was Dean of the College of Agriculture at Penn State University before his association with Washington State University. Dr. Smith has also served as a director of our parent company, Metropolitan since 2000.

        William D. Snider, Director. Mr. Snider was elected as a Director in connection with the formation of Western Holding in May 2002. Mr. Snider was elected as Director for Metropolitan in June 2001. He served as Metropolitan’s Chief Financial Officer from May 1999 until August 2001. Mr. Snider was the Chairman of Snider Financial Partners, a financial consulting firm, from June of 1997 through December of 1998. From March 1992 until June of 1997, he was the Executive Vice President and Chief Financial Officer of Finance and Operations of CoBank in Denver, Colorado. Before that, Mr. Snider was Senior Vice President and Treasury Group Head for Continental Bank Corporation in Chicago, Illinois. Currently, Mr. Snider is President of Snider Financial Partners. Mr. Snider received his Bachelor of Science and his Masters of Business Administration from the University of Illinois.

        John Trimble, Director. Mr. Trimble was elected as a Director in connection with the formation of Western Holding in May 2002. Mr. Trimble was employed by Metropolitan from 1980 until his retirement in 1995. His principal area of responsibility was receivables underwriting. At retirement he was Vice President. He has served as a director of Metropolitan since 1996.

Committees of the Board

        Audit Committee. The current members of our audit committee are Messrs. Irv Marcus, Chairman, Gary D. Brajcich, Robert Stephen Corker and John Trimble. The audit committee makes recommendations concerning the engagement of our independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees, reviews our corporate compliance procedures and reviews the adequacy of our internal accounting controls.

Compensation of Directors

        All of our directors, including employee directors, are paid $500 per meeting attended. There were five meetings of Western Life’s board of directors in person during fiscal 2002. Western Life’s board of directors also took action 14 times by written consent instead of a meeting during fiscal 2002. In addition, non-employee directors are reimbursed for travel expenses.

Executive Compensation

        The following table sets forth the aggregate compensation awarded to, earned by, or paid to (1) our Chief Executive Officer, and (2) our other four most highly compensated executive officers during 2002 whose total annual compensation exceeded $100,000 in 2002 (the “Named Executive Officers”), all during the fiscal years specified. No executive officer is a party to, or a participant in, any pension plan, contract or other arrangement providing for cash or non-cash forms of remuneration except Metropolitan’s 401(k) qualified retirement plan adopted as of January 1, 1992, which is available generally to all employees of Metropolitan, except as described below. The 401(k) Plan provides for maximum annual company matching contributions equal to 3% of each participant’s salary. As of September 30, 2002, we had no stock option plans in effect.

SUMMARY COMPENSATION TABLE

			Bonus/	Other
Name and Principal Position with Western Life	Year	Salary	Commissions	Compensation

John Van Engelen	2002	$172,000	—	—
President	2001	$165,323	—	—
	2000	$164,521	—	—

C. Paul Sandifur, Jr.	2002	$500,016	$250	—
Vice President	2001	$500,016	—	—
	2000	$500,088	$4,500	—

William Zehner	2002	$142,125	—	—
Vice President	2001	$136,607	$200	—
	2000	$131,502	—	—

Dale Whitney	2002	$86,400	$85,765	—
Vice President	2001	$128,739	$91,963	—
	2000	$189,218	—	—

Scott Cordell	2002	$85,032	$49,676	—
Vice President	2001	$81,761	$47,867	—
	2000	$115,730	—	—

        The executive officer aggregate compensation is paid by Metropolitan during the fiscal years specified in the above table. Metropolitan charges us for executive officer management services in accordance with a General Support Services and Rental Agreement. The foregoing compensation table does not include certain fringe benefits made available on a nondiscriminatory basis to all Metropolitan employees like group health insurance, dental insurance, long-term disability insurance, vacation and sick-leave. In addition, Metropolitan makes available certain non-monetary benefits to certain of its executive officers, with the aggregate value of these benefits in the case of each executive officer listed in the above table being less than the lesser of (1) ten percent of the cash compensation paid to each such executive officer, or (2) $50,000, and is not included in the above table.

Option Grants

        There are currently no outstanding options to acquire our common stock and no options have been granted to any of our directors or executive officers during the last three fiscal years.

Limitation of Liability and Indemnification

        Our bylaws include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director derived an improper personal benefit.

        Our bylaws also provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Washington law, subject to very limited exceptions; and

•	we must advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Washington law, subject to very limited exceptions.

        In addition, our directors and officers are covered by the director and officers’ insurance policy of Metropolitan, our parent company.

        The limitation of liability and indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood or derivative litigation against directors and officers, even though that action if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions.

        There is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatening litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as to each class of equity securities of Western Holding beneficially owned by (1) each of our directors, (2) our Chief Executive Officer and the Named Executive Officers, (3) all of our directors and executive officers as a group, and (4) all persons known to us to be the beneficial owner of 5% or more of our outstanding shares of voting securities as of May 31, 2003. As of May 31, 2003, we had 100 shares of our common stock issued and outstanding.

	Shares of	Percentage
	Common	Beneficially
Name	Stock(2)	Owned

C. Paul Sandifur, Jr.(1)	100	100%
John Van Engelen	—	—
Reuel Swanson	—	—
Joseph Christensen	—	—
Gary D. Brajcich	—	—
Robert Stephen Corker	—	—
Irv Marcus	—	—
Samuel H. Smith	—	—
William D. Snider	—	—
John Trimble	—	—
Metropolitan Mortgage & Securities Co., Inc.(1)	100	100%
Directors and Executive Officers as a group(1)(11 persons)	100	100%

(1)	The shares beneficially owned by Mr. Sandifur are owned through his ownership of Metropolitan Mortgage & Securities Co., Inc. Metropolitan Mortgage directly owns 100%, or 100 shares, of Western Holding’s common stock.

(2)	None of our directors or executive officers owns any class of our equity securities other than our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Names and Relationship of Parties/ Persons Involved in Related Party Transactions

        Several companies are affiliated with us through common control by C. Paul Sandifur, Jr. As a result of these relationships, conflicts of interests may arise between ourselves and our affiliates relating to the allocation of investments and other business opportunities among the affiliated companies. When allocating investment opportunities among us and our affiliates, we consider several factors including each company’s availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company’s asset size and other asset/liability management issues. The final allocation may at times be subject to management discretion. Although management attempts to maximize the profitability of each entity, there is no guarantee that the actual allocation of investments and other business opportunities among us and our affiliates will prove to be in the best interests of all of the affiliated companies. If the allocation of investments to us fails to be in our best interests relative to those of our affiliates, our business could be adversely affected.

        Gary D. Brajcich, Esq.’s law firm, Workland & Witherspoon, provided legal services to us and our affiliates in the amount of $126,834 for the fiscal year ended September 30, 2002.

        Bradley M. Marten, Esq.’s, one of our former directors, law firm, Marten Brown Inc., provided legal services to our affiliates in the amount of $280,428 for the fiscal year ended September 30, 2002.

Description of Related Party Transactions

        We are a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. We receive services from Metropolitan and our affiliates, and engage in business transactions with Metropolitan and our affiliates.

        During the six months ended March 31, 2003 and the fiscal year ended September 30, 2002, we had the following transactions with our parent, Metropolitan, and other affiliates.

	Six Months	Fiscal Year
	Ended	Ended
	March 31,	September 30,
	2003	2002

Purchase and sales of assets:
Real estate contracts and mortgage notes receivable and other receivable investments purchased from Metropolitan or its affiliates	$6,479,459	$7,146,951
Real estate purchased from Metropolitan or its affiliates	14,647,042	—
Proceeds from real estate contracts mortgage notes receivable and other receivable investments sold to Metropolitan or its affiliates	—	46,538,090
Gains on real estate contracts and mortgage notes receivable and other receivable investments sold to Metropolitan or its affiliates	—	3,313,998
Reinsurance activities:
Ceding of annuity premiums to Old Standard	89,025	56,527,704
Policyholder benefits reimbursed from Old Standard	4,957,894	24,884,602
Annuity servicing fees charged to Old Standard	295,427	486,541
Ceding allowances charged to Old Standard	13,525	3,324,726
Fees for services:
Service fees paid to affiliates for property development assistance	651,382	841,377
Commissions and service fees paid to affiliates on sale of Western Holding’s preferred stock	111,453	—
Administrative service fee paid to Metropolitan	3,800,357	4,880,445
Servicing and collection fees paid to Metropolitan affiliate	1,076,066	921,590
Receivable acquisition fees paid to Metropolitan	1,684,205	2,683,869
Investing and financing activities:
Net change in note receivables from Metropolitan	(526,743)	(957,697)
Net interest received on notes receivable from Metropolitan	795,942	1,687,673
Issuance of preferred stock of Western Life to Metropolitan	—	10,400,000
Issuance of common stock of Western Life to Metropolitan	—	17,372,674
Contributed Capital from Metropolitan	41,400,000	—
Dividends paid on preferred stock to Metropolitan	1,375,000	2,747,250

        At March 31, 2003, we had non-secured payables due to affiliates of approximately $1.5 million. At September 30, 2002, we had non-secured receivables due from affiliates of approximately $6.3 million.

        Purchase and Sale of Assets. When an investment opportunity is presented, the investment is evaluated and underwritten by Metropolitan. After successful evaluation and underwriting, we purchase the investment in our name. In return for services provided by our parent company, we pay a fee that we believe is reasonable and results in the payment to Metropolitan of all significant direct expenses incurred on our behalf.

        During the fiscal year ended September 30, 2002, we purchased pools of loans from Metropolitan. Occasionally, Metropolitan originates loans at market rates and subsequently sells them us. The sale to us generally occurs within 90 days of origination. Due to the short time period between origination and subsequent purchase, the carrying value approximated fair value at the time of sale. As a result of our relationship with Metropolitan, acquisition of these receivables are reported as receivable investments purchased from affiliates.

        During the six-month period ended March 31, 2003 and the fiscal year ended September 30, 2002, we purchased approximately $6.5 million and $7.1 million, respectively, in real estate contract receivables from Metropolitan.

        We entered into the following purchase and sale agreements during the six months ended March 31, 2003 and the fiscal year ended September 30, 2002.

        On December 26, 2002, we purchased from Metropolitan 2,700 acres located on the island of Oahu in Hawaii. This property is currently going through a lengthy study and planning process that is expected to culminate in us rezoning and entitling the property around a common theme such as a private club or an equestrian-based community. We purchased this property at Metropolitan’s carrying value at the time of sale.

        On March 28, 2002, we agreed to sell to Summit a 69.20% undivided beneficial interest in a lottery trust. The purchase price of $11.2 million, which was derived from expected future cash flows discounted at a 6.957% market rate, resulted in a gain of approximately $0.6 million.

        On August 15, 2002, we agreed to sell to Summit the remaining interest in a lottery trust. The purchase price of $6.2 million, which was derived from expected future cash flows discounted at a 5.527% market rate, resulted in a gain of approximately $0.7 million. Additionally, on August 15, 2002, we agreed to sell to Summit a 95.83% undivided beneficial interest in a lottery trust. The purchase price of $29.1 million, which was derived from expected future cash flows discounted at a 5.888% market rate, resulted in a gain of approximately $2.0 million.

        The market rates on the above lottery trust sales were calculated as 2.0% over the U.S. Treasury benchmark as of the date of the sale, which is consistent with corporate bonds with similar credit profiles along with recent transactions involving large blocks of lottery receivables.

        Reinsurance Activities. We have a reinsurance agreement with Summit, which became effective July 1, 1998. Under this agreement, we reinsured with Summit 75% of the risk on various annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion upon providing a 30-day advance written notice. We receive ceding allowances equal to the actual commission plus 1.5% of the premium from Summit to compensate us for our annuity issuance costs. Additionally, we receive a fee from Summit for servicing the reinsured policies of approximately 0.40% annually on the cash value of the reinsured policies in addition to ceding allowances equal to the actual commission plus 1.5% of the premium. As of March 31, 2003 and September 30, 2002, we had $147.5 million and $148.3 million, respectively, of our annuity policies reinsured with Summit.

        Affiliate Services. Summit provides real estate development services to us for a fee. These services include sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the approvals that are necessary to develop a particular property.

        Real estate contract acquisitions, investment servicing and other administrative services are governed by two separate inter-company agreements executed between us and Metropolitan. We believe that the charges incurred are reasonable and result in the payment to Metropolitan of all significant direct expenses incurred on our behalf.

        Other. During the six-month period ended March 31, 2003, capital contributions from Metropolitan were $41.4 million.

        Western Life issued 531,603 shares of common stock to Metropolitan during the year ended September 30, 2002. Additionally, Western Life issued 1,040,000 shares of preferred stock to Metropolitan during the year ended September 30, 2002.

        Indebtedness of related parties consisted of the following:

		September 30,
	March 31,
	2003	2002	2001	2000

Note receivable from Metropolitan Mortgage, interest at prime plus 1% (5.25% at March 31, 2003), due December 27, 2015; collateralized by commercial property located in Pasco, Washington	$7,667,514	$7,968,092	$8,507,426	$8,784,393
Note receivable from Metropolitan Mortgage, interest at 10.5% per annum, due January 1, 2010; collateralized by commercial property located in Spokane, Washington	10,727,673	10,953,838	11,372,201	11,749,036

	$18,395,187	$18,921,930	$19,879,627	$20,533,429

DESCRIPTION OF PREFERRED STOCK

General

        This offering consists of 6,000,000 shares of Variable Rate Cumulative Preferred Stock, Series A. All of the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and non-assessable.

        The relative rights and preferences of preferred stock have been fixed and determined by our board of directors and are contained in the statement of rights, designations and preferences of preferred stock duly approved by our board of directors. The following statements relating to the preferred stock are summaries, do not contain all of the information you should consider and are qualified in their entirety by reference to the statement of rights which is filed as an exhibit to the registration statement that includes this prospectus. The statement of rights is also available for inspection at our principal office. We encourage you to read the statement of rights as it, and not this prospectus, govern your rights under the preferred stock.

Dividends

        Dividends on the preferred stock are cumulative and are expected to be declared monthly, payable in arrears to shareholders of record as of the fifth calendar day of the month following the end of the dividend period. Each dividend period will be one calendar month. Dividends on each share will be paid in cash on the twentieth calendar day of the month following the end of the dividend period in an amount equal to $25 per share multiplied by the dividend rate, divided by 12. Our board of directors may, in its discretion, authorize, by resolution, a higher dividend rate for the shares. If the board authorizes a higher rate, it may reduce, increase or eliminate that higher rate at any time in its sole discretion.

        The annual base dividend rate will be the sum of (1) the five-year constant maturity rate, as described below, plus (2) 2.00%. Our board of directors has authorized an additional dividend rate on the preferred stock of an additional 2.60% annually, in addition to the above annual dividend rate. This additional dividend rate may be eliminated, increased or reduced at any time by our board.

        Our board of directors has also authorized an additional dividend, in addition to the dividend rates described above, in an additional amount so that the annualized divided rate, after application of the dividend rates described above, will be 8.5% annually on the preferred stock. However, this additional amount may be increased, reduced or eliminated at any time by our board. In all cases, the annual dividend rate, after applying any additional amounts authorized by our board, will never be less than 4% nor more than 14%.

        In addition, our board of directors may, in its discretion, authorize us to pay additional dividends on the preferred stock in excess of the dividends and rates described above. If the board authorizes the payment of an excess dividend, it may discontinue payment of excess dividends at any time.

        The five-year constant maturity rate for each dividend period is based on the weekly annualized average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of five years. This rate will be calculated as the arithmetic average of the two most recent weekly annual yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by us, during the period of the 14 calendar days that begin 24 days before the first day of the dividend period for which the dividend rate on the preferred stock is being determined.

        If the five-year constant maturity rate is unavailable, we will substitute another index that we in good faith determine to be as close as possible to the five-year constant maturity rate. The dividend rate for each monthly dividend period will be calculated as promptly as practicable by us. We will enclose notice of the dividend rate with the mailed dividend payment check. In making the calculation, the five-year constant maturity rate will be rounded to the nearest five one-hundredths of a percentage point.

Restrictions on Dividends

        We may not declare or pay a dividend on the preferred stock unless the full cumulative dividend on all preferred stock, including preferred stock that we may issue in the future ranking equal or senior to the preferred stock, has been paid. We may not declare or pay a dividend on any share of Series A preferred stock for any dividend period unless, at the same time, a like dividend is declared and paid on all shares of Series A preferred stock previously issued and outstanding and entitled to receive dividends. Dividends may only be paid from legally available funds.

        If any shares of Series A preferred stock are outstanding and the full cumulative dividends on all outstanding Series A preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past dividend periods, we may not:

•	declare, pay or set aside for payment any dividend on the Series A shares, except as provided below;

•	declare or pay any other dividend upon common stock or upon any other stock ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation; or

•	redeem, purchase or otherwise acquire common stock or any other of our stock that ranks junior to or equal with the Series A preferred stock as to dividends or in liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for our stock ranking junior to the Series A preferred stock as to dividends and in liquidation.

        Notwithstanding the above, we may declare, pay or set aside payment for:

•	dividends made in shares of common stock;

•	dividends made in shares of any other stock ranking junior to Series A preferred stock as to dividends and in liquidation; and

•	dividends where a like dividend is declared or paid on all shares of Series A preferred stock then issued and outstanding and entitled to receive dividends.

        We may pay dividends ratably on the shares of Series A preferred stock and shares of any of our stock that ranks equal to the Series A preferred stock with regard to the payment of dividends, in accordance with the sums which would be payable on those shares if all dividends, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no dividends on any series of our preferred stock were in arrears. No interest will be paid for or on account of any unpaid dividends.

        Regulations in the state of Washington define the ability of an insurance company to pay dividends. These regulations restrict the payment of cash dividends by our subsidiary to its portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. The payment of extraordinary dividends, as statutorily defined, is subject to prior notice to and review and approval by the Washington State Insurance Commissioner. These restrictions could have an adverse effect on our subsidiary’s ability to make dividend payments to us. If our subsidiary fails to pay dividends to us, we may not have sufficient funds available to pay dividends on the Series A shares.

Liquidation Rights

        If any voluntary or involuntary liquidation, dissolution or winding up of our company occurs, the preferred stock shareholders will be entitled to receive liquidating distributions, in the amount of $25 per share plus declared and unpaid cumulative monthly dividends, out of the assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any of our stock ranking junior to the preferred stock in liquidation. The Series A preferred stock is junior in liquidation rights to our outstanding debt. There are no limitations on our ability to incur additional indebtedness or to issue additional shares of the preferred stock.

        The statements of rights provide that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of our property or assets to, or our consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of our company. If the aggregate liquidation preference payable with respect to the Series A preferred stock, and any other shares of our stock ranking equally with the Series A preferred stock with respect to the distribution, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up the company, then the holders of Series A preferred stock and of these other shares will share ratably in any distribution of assets in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets in liquidation.

Redemption of Shares

        General. No share of Series A preferred stock may be redeemed until January 15, 2005, except in the case of death or major medical emergencies of the holder as determined in our discretion. If cumulative dividends on preferred stock have not been paid in full, we may not purchase or acquire any shares of preferred stock other than by a purchase or exchange offer made on the same terms to all holders of preferred stock.

        Upon Call by the Company. Subject to regulatory restrictions affecting redemptions during an offering, the shares of Series A preferred stock are redeemable, in whole or in part, only at our option at a redemption price of $25 per share plus declared and unpaid dividends to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by us either pro rata or by lot in our discretion.

        Discretionary Redemption Upon Request of the Holder. Preferred Stock is not redeemable at the option of the holder. If, however, we receive an unsolicited written request for redemption of shares from any holder, we may, in our sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares so tendered, which we in our discretion allow for redemption, will be redeemed by us directly, and not from or through a broker/ dealer, at a price that we determine.

        Our financial condition may not allow us to exercise our discretion to accept any request for redemption of preferred stock. We will not redeem any shares tendered for redemption:

•	if to do so would, in the opinion of our management, be unsafe or unsound in light of our financial condition, including our liquidity position;

•	if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default;

•	if payment of any dividend on any of our stock ranking at least equal with the preferred stock is in arrears as to dividends; or

•	if we are legally restricted from doing so.

Listing

        Our preferred stock is listed for trading on the American Stock Exchange under the symbol “WUC.pr”. An independent public market for the preferred stock has not developed. If a market does develop, we cannot predict the trading price of the preferred stock in that market. If a market does develop, the preferred stock could trade below its initial issue price of $25.00 per share.

Voting Rights

        The preferred stock has no voting rights except as provided in the statements of rights, and except as required by Washington State law. The statements of rights provide that holders of the Series A preferred stock, together with the holders of our other outstanding preferred stock, if any, voting separately and as a single class, are entitled to elect a majority of our board of directors if dividends payable on any shares of preferred stock are in arrears in an amount equal to 24 or more full monthly dividends per share. This right will continue until all dividends in arrears have been paid in full. In addition, no changes in the rights, privileges or preferences of the preferred stock may be made without the approval of the holders of at least two-thirds of the then outstanding preferred stock, voting together as a class. Further, we may not create a new class of preferred stock senior or equal in preference to the Series A preferred stock without the approval by the holders of at least a majority of the then outstanding Series A preferred stock, voting together as a class.

Transfer Agent and Registrar

        Computershare Investor Services, LLC will act as the transfer agent and registrar for the preferred stock.

PLAN OF DISTRIBUTION

        The preferred stock is being offered to the public on a continuous best efforts basis through Metropolitan Investment Securities, Inc. (“MIS”), which is one of our affiliates. Accordingly, this offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by us on most preferred stock sales.

        Preferred stock is offered for cash only. MIS will transmit the funds it receives directly to us by noon of the next business day after receipt. During the six months ended March 31, 2003, MIS received commissions of approximately $111,000 from us on sales of approximately $9.3 million of our preferred stock.

        The preferred stock will be marketed through MIS’s independent registered representative sales force. These registered representatives are located primarily in the Pacific Northwest. Sales are conducted primarily with existing customers of the registered representatives. However, some new account solicitation is conducted through tombstone announcements in newspapers throughout the U.S. Preferred stock may also be marketed by MIS to large institutional investors. Our management does not participate in the marketing or sales of the preferred stock.

        MIS is a member of the National Association of Securities Dealers, Inc. Due to MIS’s affiliation with us, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the offering price of the preferred stock is consistent with Roth’s recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Therefore, the price offered for the preferred stock will be no higher than Roth would have independently recommended. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Roth will receive $85,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $15,000.

        We have agreed to indemnify Roth against, or make contributions with respect to liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if the liability is a direct result of Roth’s negligence, bad faith or willful misfeasance.

        Although the preferred stock is listed for trading on the American Stock Exchange, an active public trading market may not develop.

        After completion of the offering, MIS may make a market for the preferred stock, but is under no obligation to do so. If MIS does make a market, MIS may stop making a market in the preferred stock at any time. This prospectus may be used by MIS in connection with offers and sales of the preferred stock in market-making transactions.

        Until the distribution of the preferred stock is completed, SEC rules may limit MIS from bidding for and purchasing the preferred stock. However, MIS may engage in transactions that stabilize the price of the preferred stock, like bids or purchases to peg, fix or maintain that price. MIS has advised us that, under Regulation M of the Securities Exchange Act of 1934, they may engage in these stabilizing transactions, which may have the effect of raising or maintaining the market price of our preferred stock or preventing or retarding a decline in the market price of our preferred stock. A stabilizing transaction is a bid for or the purchase of the preferred stock on behalf of MIS for the purpose of fixing or maintaining the price of the preferred stock. MIS has advised us that these transactions may be effected on the American Stock Exchange or otherwise. Neither we nor MIS make any representation that MIS will engage in these stabilizing transactions and these transactions, if begun, may be discontinued without notice. Neither we nor MIS make any representation or prediction as to the direction or magnitude of the effect that the stabilizing transactions, if commenced, may have on the market price of our preferred stock.

        MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

        Sales of preferred stock will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

LEGAL MATTERS

        The validity of the shares of preferred stock being distributed will be passed upon for us by the law firm of Kutak Rock LLP.

EXPERTS

        The consolidated financial statements and schedules of Western United Holding Company and subsidiary at September 30, 2002 and 2001, and for each of the three years in the period ended September 30, 2002, appearing in this Registration Statement and Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        This prospectus is part of a registration statement on Form S-1 filed under the Securities Act with the SEC, relating to the preferred stock being distributed. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC. For further information about us and the preferred stock, reference is made to the registration statement and the exhibits and schedules filed with it. Statements in this prospectus regarding the contents of any contract, or any other document referenced, are not necessarily complete, and, in each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement and the exhibits and schedules filed with it may be inspected without charge at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file electronically with the SEC at the following Internet address: (http://www.sec.gov). Our registration statement and the exhibits and schedules we filed electronically with the SEC are available on this site.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of September 30, 2002 and

2001 and for each of the three years ended September 30, 2002, 2001 and 2000

Unaudited Interim Consolidated Financial Statements as of

March 31, 2003 and of each of the six-month periods ended March 31, 2003 and 2002

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors

Western United Holding Company

We have audited the accompanying consolidated balance sheets of Western United Holding Company and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income (loss), changes in stockholder’s equity, and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedules as of September 30, 2002 and 2001 and for each of the three years in the period ended September 30, 2002 listed in the index at Item 16(b). These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Western United Holding Company and subsidiary at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related consolidated financial statement schedules referred to above, when considered in relation to the basic 2002 and 2001 financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Seattle, Washington

December 13, 2002

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001

	2002	2001

ASSETS:
Investments:
Trading securities, at fair value ($0 and $47,436,606 at cost or amortized cost)	$—	$48,818,530
Available-for-sale securities, at fair value ($454,044,108 and $271,473,835 at cost or amortized cost), includes pledged securities of $113,002,984 and $29,721,472	458,488,402	267,833,620
Held-to-maturity securities, at amortized cost ($40,333,356 and $0 at fair value), pledged	39,223,983	—
Real estate contracts and mortgage notes and other receivable investments, at net realizable value, net of discounts and contract origination fees	683,918,878	540,109,944
Allowance for losses on receivables	(8,697,778)	(9,166,763)
Policy loans	20,238,963	19,381,119
Real estate held for sale and development, at the lower of cost or market, net of allowances of $1,462,966 and $2,448,670	51,208,831	39,121,577

Total investments	1,244,381,279	906,098,027

Cash and cash equivalents	44,035,987	53,296,888
Accrued interest on investments	14,464,644	9,254,198
Reinsurance receivable	148,392,448	109,608,025
Deferred policy acquisition costs	72,257,621	56,356,646
Due from affiliate	6,276,448	—
Indebtedness of related parties	18,921,930	19,879,627
Land, buildings and equipment, net	4,282,048	4,609,295
Current income taxes receivable	—	3,540,607
Other assets	10,978,546	14,024,375

Total other assets	319,609,672	270,569,661

Total assets	$1,563,990,951	$1,176,667,688

LIABILITIES:
Reserves, payables, and accrued liabilities:
Life insurance and annuity reserves	$1,224,344,910	$973,139,567
Policyholder funds on deposit	1,315,343	1,121,950
Accounts payable and accrued expenses	4,556,963	24,161,863
Due to affiliate	—	2,092,651

Total reserves, payables and accrued liabilities	1,230,217,216	1,000,516,031

Debt payable, including accrued interest	104,222,683	23,254,909
Current income taxes payable	12,326,770	—
Deferred income taxes, net	19,231,189	16,847,210
Minority interest	50,000,000	39,600,000

Total liabilities	1,415,997,858	1,080,218,150

STOCKHOLDER’S EQUITY:
Preferred Stock, Series A, $2.50 par, 6,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par, 5,000,000 shares authorized, 100 shares issued and outstanding	1	1
Paid-in and contributed capital	43,297,238	24,924,564
Accumulated other comprehensive income (loss)	2,888,792	(2,344,793)
Retained earnings	101,807,062	73,869,766

Total stockholder’s equity	147,993,093	96,449,538

Total liabilities and stockholder’s equity	$1,563,990,951	$1,176,667,688

The accompanying notes are an integral part of the consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000

Revenues:
Insurance premiums and annuity considerations	$1,766,851	$1,971,123	$2,406,532
Net investment income, including net expenses of $2,280,441, $3,038,148 and $2,815,483 from affiliates	101,052,439	72,362,198	65,958,630
Net gains (losses) on investments, including $3,313,998, $0 and $0 from affiliates	(3,491,126)	(5,829,983)	53,831

Total revenues	99,328,164	68,503,338	68,418,993

Benefits and expenses:
Insurance policy and annuity benefits	53,131,625	47,473,339	46,122,863
Commissions to agents, including $3,324,726, $74,737 and $1,479,000 from affiliates	9,495,911	8,797,176	5,844,979
Administrative and other expenses, including $2,320,462, $2,096,141 and $924,573 from affiliates	5,342,178	5,580,579	6,470,108
Capitalization of deferred policy acquisition costs	(10,832,303)	(9,947,269)	(9,063,431)
Amortization of deferred policy acquisition costs	(5,016,172)	8,650,000	12,300,000

Total benefits and expenses	52,121,239	60,553,825	61,674,519

Income before income taxes and minority interest	47,206,925	7,949,513	6,744,474
Income taxes benefit (provision)	(16,522,379)	8,412,214	(2,357,015)

Net income before minority interest	30,684,546	16,361,727	4,387,459
Income of consolidated subsidiary allocated to minority stockholders	(2,747,250)	(3,940,250)	(3,015,406)

Net income	$27,937,296	$12,421,477	$1,372,053

The accompanying notes are an integral part of the consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000

Net income	$27,937,296	$12,421,477	$1,372,053
Other comprehensive income (loss), net of income tax:
Unrealized gains (losses) on investments:
Unrealized holding gains (losses) arising during period(1)	8,736,429	7,653,010	(4,080,507)
Less reclassification adjustment for gains (losses) included in net income(2)	(3,502,844)	(1,123,162)	(583,839)

Net other comprehensive income (loss)	5,233,585	6,529,848	(4,664,346)

Comprehensive income (loss)	$33,170,881	$18,951,052	$(3,292,293)

(1)	Net of related tax of $4,737,070, $4,097,450 and $(2,242,166) in 2002, 2001 and 2000, respectively.

(2)	Net of related tax of $1,886,146, $601,331 and $320,777 in 2002, 2001 and 2000, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

For the Years Ended September 30, 2002, 2001, and 2000

			Accumulated
			Other
		Paid-in and	Comprehensive		Total
	Common	Contributed	Income	Retained	Stockholder’s
	Stock	Capital	(Loss)	Earnings	Equity

Balance, October 1, 1999	$1	$12,364,999	$(4,210,295)	$60,076,236	$68,230,941
Net income				1,372,053	1,372,053
Net unrealized losses on available-for-sale securities, net of income tax benefit of $2,562,943			(4,664,346)		(4,664,346)

Balance, September 30, 2000	1	12,364,999	(8,874,641)	61,448,289	64,938,648
Net income				12,421,477	12,421,477
Issuance of common stock (481,745 shares)		12,559,565			12,559,565
Net unrealized gains on available-for-sale securities, net of income tax provision of $3,496,119			6,529,848		6,529,848

Balance, September 30, 2001	1	24,924,564	(2,344,793)	73,869,766	96,449,538
Net income				27,937,296	27,937,296
Issuance of common stock (531,603 shares)		17,372,674			17,372,674
Net unrealized gains on available-for-sale securities, net of income tax provision of $2,850,924			5,233,585		5,233,585
Contributed capital		1,000,000			1,000,000

Balance, September 30, 2002	$1	$43,297,238	$2,888,792	$101,807,062	$147,993,093

The accompanying notes are an integral part of the consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000

Cash flows from operating activities:
Net income	$27,937,296	$12,421,477	$1,372,053
Adjustments to reconcile net income to net cash provided by operating activities:
Proceeds from sales of trading securities	13,590,118	43,647,548	33,240,026
Proceeds from maturities of trading securities	1,020,171	6,425,271	1,063,590
Acquisition of trading securities	(4,669,460)	(54,088,221)	(17,796,655)
Earned discounts on receivables	(30,937,020)	(18,674,479)	(17,523,001)
(Gains) losses on investments and receivables, net, including $3,313,998, $0 and $0 from affiliates	9,102,840	215,920	(2,521,468)
Net gains on sales of real estate	(11,161,985)	(237,312)	(2,733,749)
Provision for losses	5,550,271	5,851,375	5,201,386
Depreciation and amortization	843,103	792,000	842,376
Deferred income tax provision (benefit)	2,850,924	(14,571,784)	2,298,233
Changes in assets and liabilities:
Deferred acquisition costs, net	(15,900,975)	(1,297,269)	3,236,569
Life insurance and annuity reserves	60,017,561	47,276,004	43,325,248
Accrued interest on receivables and investments	(6,978,673)	(3,804,437)	(1,100,931)
Accrued interest on debt	302,884	74,123	215,855
Other assets	6,666,289	14,551,287	(10,063,057)
Accounts payable and accrued expenses	(2,974,721)	1,451,295	(558,520)
Amounts due to/from affiliates	(8,369,099)	10,725,369	755,840

Net cash provided by operating activities	46,889,524	50,758,167	39,253,795

Cash flows from investing activities:
Principal payments on real estate contracts and mortgage notes receivable and other receivable investments	170,184,410	112,586,504	155,660,923
Proceeds from sales of real estate contracts and mortgage notes receivable and other receivable investments, including $46,538,090, $13,307,619 and $251,125,506 from affiliates	48,223,643	93,129,189	399,572,727
Acquisition of real estate contracts and mortgage notes receivable, including $9,192,583, $127,925,213 and $494,754,295 from affiliates	(311,871,483)	(242,062,586)	(465,274,629)
Acquisition of other receivable investments	(20,534,592)	(11,755,271)	(37,172,277)
Proceeds from sales of real estate	13,239,908	13,917,698	22,410,650
Proceeds from maturities of held-to-maturity securities	273,832	—	7,198,318
Proceeds from maturities of available-for-sale Securities	50,707,476	15,185,841	6,238,689
Proceeds from sales of available-for-sale securities	328,041,780	171,480,544	15,436,315
Purchases of available-for-sale securities	(548,860,160)	(194,351,502)	(68,931,378)
Purchases of held-to-maturity securities	(39,515,691)	—	—
Purchases of and costs associated with real estate held for sale and development	(12,457,131)	(9,986,539)	(3,300,904)
Other capital expenditures	(166,601)	(1,239,172)	(198,611)

Net cash provided by (used in) investing Activities	(322,734,609)	(53,095,294)	31,639,823

Cash flows from financing activities:
Receipts from life and annuity products	300,861,033	149,442,699	118,448,928
Withdrawals of life and annuity products	(113,029,008)	(118,301,729)	(173,791,925)
Ceding of life and annuity products to affiliated reinsurers	24,884,602	9,115,927	18,840,441
Ceding of life and annuity products from affiliated reinsurers	(56,527,704)	(1,056,539)	(27,434,956)
Issuance of preferred stock of subsidiary to minority Shareholder	10,400,000	5,000,000	9,450,000
Issuance of common stock to Parent	17,372,674	12,559,565	—
Contributed Capital from Parent	1,000,000	—	—
Redemption of surplus certificates	—	—	(9,450,000)
Increase (decrease) in notes payable	81,000,000	(1,500,000)	(19,500,000)
Increase (decrease) in related party indebtedness	957,697	653,802	4,483,632
Repayments of other debt payable	(335,110)	(679,952)	(369,832)

Net cash provided by (used in) financing activities	266,584,184	55,233,773	(79,323,712)

Net change in cash and cash equivalents	(9,260,901)	52,896,646	(8,430,094)
Cash and cash equivalents:
Beginning of year	53,296,888	400,242	8,830,336

End of year	$44,035,987	$53,296,888	$400,242

See Note 13 for supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

Business and Organization

        Western United Holding Company (“Western Holding” or the “Company”), a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc. (“Metropolitan”), is a holding company for Western United Life Assurance Company (“Western Life”). Metropolitan is effectively controlled by C. Paul Sandifur, Jr. through common stock ownership and voting control. Western Life is engaged in the offering, issuance and sale of annuity and life insurance policies. Western Life is licensed to sell insurance in sixteen states, but its business is primarily concentrated in the states of Idaho, Montana, Oregon, Texas, Utah and Washington.

        In May 2002, Metropolitan formed the Company as a wholly owned subsidiary, and subsequently transferred its 46.3% ownership of Western Life to the Company. In connection with the formation of the Company, Consumers Group Holding Company (CGHC), a subsidiary of Metropolitan, also transferred its 53.7% ownership of Western Life to the Company. As a result of the transfers, the Company owned 100% of the outstanding common stock of Western Life at September 30, 2002. Metropolitan owned 100% of Western Life’s preferred stock outstanding at September 30, 2002.

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the exchange of shares between a parent and its subsidiaries and between subsidiaries of a common parent have been accounted for similar to those of a pooling of interests. Accordingly, the Company’s consolidated balance sheets, and the related consolidated statements of income, comprehensive income (loss), changes in stockholder’s equity, and cash flows as presented herein have been restated as of the earliest period presented as though ownership exchange had occurred at that date. Ownership in Western Life’s preferred stock has been reclassified as minority interests. Related financial information presented in the notes to consolidated financial statements for prior years has also been restated to furnish comparative information.

Principles of Consolidation

        The consolidated financial statements include the accounts of Western Holding and its majority-owned subsidiary, Western Life. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

        Cash includes all balances on deposit in banks and financial institutions. The Company considers all highly liquid debt instruments purchased with a remaining maturity of six months or less to be cash equivalents. Substantially all cash and cash equivalents are on deposit with one financial institution and balances often exceed the federal insurance limit. The Company periodically evaluates the credit quality of these banks and financial institutions.

Investments

        The Company has classified its investments in fixed maturity and equity securities as “trading,” “available-for-sale,” or “held-to-maturity.” The accounting policies related to these investment classifications are as follows:

        Trading Securities: Trading securities, consisting primarily of mortgage-and asset-backed securities and equity securities, are recorded at fair value. Realized and unrealized gains and losses on these securities are included in the statements of income.

        Available-for-Sale Securities: Available-for-sale securities, consisting primarily of mortgage- and asset-backed securities, government-backed bonds, corporate bonds, equity securities and venture capital investments, are carried at quoted and estimated fair values. Unrealized gains and losses on available-for-sale securities are excluded from earnings and presented as accumulated other comprehensive income or loss, net of related deferred income taxes. The Company continually monitors its investment portfolio for other than temporary impairment of securities. When an other than a temporary decline in the value below cost or amortized cost is identified, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a realized loss in the statement of income. Any recovery of value in excess of the investment’s new cost basis is recognized as a realized gain only on sale, maturity or other disposition of the investment. Factors that the Company evaluates in determining the existence of an other than temporary decline in value include (1) the length of time and extent to which the fair value has been less than cost or carrying value, (2) the circumstances contributing to the decline in fair value (including a change in interest rates or spreads to benchmarks), (3) recent performance of the security, (4) the financial strength of the issuer, and (5) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for anticipated recovery. Additionally, for asset-backed securities, the Company considers the security rating and the amount of credit support available for the security.

        The Company holds debt securities generated from its own securitization transactions. For these securities, estimated fair value is derived from expected discounted future cash flows. When determining expected future cash flows, the Company considers interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities. To the extent that actual experience is less favorable than the assumptions, impairment in the debt securities could result. The Company periodically assesses the assumptions used in valuing the cash flows and the related carrying value of these securities.

        Restricted equity securities represent the Company’s investment in the common stock of the Federal Home Loan Bank of Seattle (“FHLB Seattle”). This stock may only be sold to FHLB Seattle or to another member institution; therefore, it is restricted and is carried at cost. The carrying value of the restricted stock was approximately $5.1 million and $2.7 million at September 30, 2002 and 2001, respectively.

        Held-to-Maturity Securities: Held-to-maturity securities are carried at amortized cost. Premiums and discounts on these securities are amortized on a specific-identification basis using the interest method. The Company has the ability and intent to hold these investments until maturity.

        Realized gains and losses on investments are calculated on the specific-identification method and are recognized in the statement of income in the period in which the investment is sold.

Real Estate Contracts and Mortgage Notes Receivable

        Real estate contracts and mortgage notes receivable are carried at amortized cost. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized on an individual contract basis using the level yield (interest) method over the remaining contractual terms of the receivables. Origination fees, net of direct origination costs, are deferred and recognized as interest income using the level yield (interest) method over the contractual term of the receivable.

        For commercial development loans, the Company occasionally negotiates exit fee agreements with the borrower. To the extent the exit fees do not result in an overall yield to the Company that is greater than prevailing market rates after adjusting for the risk, the transaction is accounted for as a loan. If the transaction results in a yield that is greater than the prevailing market rates after adjusting for the risk, the transaction is treated as a loan if the exit fee is less than 50% of the expected residual profits from the development and if the borrower has an equity investment, substantial to the project, that is not funded by the Company. If the transaction meets the requirements to be accounted for as a loan, the exit fee is amortized into income over the estimated life of the loan using the level yield method. If the transaction does not meet the requirements to be treated as a loan, it is accounted for as an investment in real estate.

        Additionally, beginning October 1, 1993 and ending March 31, 1998, the Company entered into an agreement with Metropolitan to purchase real estate contracts and mortgage notes receivables at guaranteed yields that ranged from 8.0% to 9.79%. As part of the agreement, the Company agreed to pay Metropolitan the difference between the guaranteed yield and the yield at which Metropolitan acquired the loan. In exchange, Metropolitan also agreed to pay the Company the guaranteed yield while the property is held for sale. An inter-company holdback balance of approximately $1.8 million and $2.7 million at September 30, 2002 and 2001, respectively, supports the guarantee, respectively.

Other Receivable Investments

        Other receivable investments (primarily lottery prizes, annuities and structured settlements) are carried at the lower of amortized cost or net realizable value. Discounts originating at the time of purchase, net of capitalized acquisition costs, are amortized using the level yield (interest) method on an individual receivable basis over the remaining contractual term of the receivable.

Real Estate Held for Sale and Development

        Real estate held for sale and development is stated at the lower of cost or fair value less estimated costs to sell. The Company principally acquires real estate through acquisition and foreclosure. Cost is determined by the purchase price of the real estate or, for real estate acquired by foreclosure, at the lower of the fair value of the property at the date of foreclosure less estimated selling costs, or carrying value at the date of foreclosure.

        Project costs, including interest, associated with the development of real estate are capitalized and included in the cost basis of the real estate. During the years ended September 30, 2002, 2001 and 2000, the Company capitalized project interest costs of $1.2 million, $0.6 million and $0.7 million, respectively.

        Occasionally, real estate properties are rented, with the revenue being included in other income and related costs being charged to expense.

        Profit on sales of real estate is recognized when the buyers’ initial and continuing investment is adequate to demonstrate (1) a commitment to fulfill the terms of the transaction, (2) that collectibility of the remaining sales price due is reasonably assured, and (3) the Company maintains no continuing involvement or obligation in relation to the property sold and has transferred all the risks and rewards of ownership to the buyer.

Allowance for Losses on Real Estate Assets

        Allowance for Losses on Receivables. Commercial loans are individually monitored for impairment. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Probable is defined as “future events are likely to occur.” When a loan has been identified as impaired, the Company determines the allowance for loss based on the estimated fair value, less estimated liquidation expenses, of the collateral compared to the carrying value of the receivable. The estimated fair value is based on the most recent appraisal of the collateral. If the most recent appraisal is more than one year old, a new appraisal is ordered. In the interim, estimated fair value is established through a review of the appraisal in addition to a review of other relevant market information. When reviewing the most recent appraisal, the Company considers the type of property, changes in the economic factors of the region and the underlying appraisal assumptions. If the estimated fair value of the collateral is less than the carrying value, an allowance for loss is recognized.

        The remaining real estate contracts and mortgage notes receivable portfolio is made up of a large group of smaller-balance homogenous loans that are collectively evaluated for impairment. The Company establishes an allowance for inherent losses on the receivables based primarily on current delinquencies and historical foreclosure and loss experience. To the extent actual experience differs from assumptions, such adjustments would be included in the statement of income.

        Allowances for losses on real estate contracts and mortgage notes receivable are based on the carrying value of the receivable, including accrued interest. Accordingly, the Company accrues interest on delinquent receivables until foreclosure.

        Allowance for Losses on Real Estate Held for Sale and Development. The allowance for losses on real estate held for sale and development includes amounts for estimated losses as a result of impairment in value. The Company reviews its real estate properties for impairment in value whenever events or circumstances indicate that the carrying value of the asset may exceed its fair value. The carrying value of a repossessed property is determined as of the date of repossession of the property and is based on the lower of fair value or carrying value at the time the property was repossessed. For non-commercial properties, an appraisal is obtained on the foreclosed property to determine its fair value at time of repossession. For commercial properties, an appraisal is obtained on the foreclosed property to determine the fair value only if the most recent appraisal is more than one year old, otherwise the existing appraisal is used. From time to time, the Company may not order an updated appraisal in accordance with its established policies if current negotiations with a potential purchaser can establish an indication of value.

        Subsequent to repossession (or acquisition in the case of development properties), if the value of the property declines such that the fair value, less selling costs, from the disposition of the asset is less than its carrying value, an impairment is recognized in the statement of income.

Reinsurance Receivable

        The Company’s life insurance subsidiary has ceded a portion of certain life insurance annuity reserves and the related premiums to other companies, including Old Standard Life Insurance Company (“Old Standard”), an affiliate. Such reinsurance permits recovery of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risk reinsured. Accordingly, the Company has not removed the related assets and liabilities from the consolidated balance sheets.

Deferred Policy Acquisition Costs

        Deferred policy acquisition costs, consisting of commissions and other insurance underwriting and annuity policy costs, are deferred and amortized over the lives of the contracts or policies in proportion to the present value of estimated future gross profits. To the extent actual experience differs from assumptions, and to the extent estimates of future gross profits require revision, the unamortized balance of deferred acquisition costs is adjusted accordingly; such adjustments would be included in current operations. During the years ended September 30, 2002 and 2001, the Company revised its amortization assumptions on the DPAC related to its deferred annuity business (92% of the total DPAC as of September 30, 2002) to reflect the higher yields the Company expects to be earned on its commercial real estate loan portfolio and the expected future crediting rates on the annuity business which the investments support. The expected future crediting rates are based primarily on the Company’s current policy for re-pricing its existing annuity products assuming a level interest rate environment. During the years ended September 30, 2002 and 2001, these revised assumptions resulted in an increase of approximately $11.7 million and $4.3 million, respectively, in deferred costs with a corresponding decrease in the amortization of deferred acquisition costs. There were no significant adjustments to the gross profit estimates in 2000.

        The amortization of deferred policy acquisition costs, which is based on the estimated gross profits of the underlying life and annuity products, could be revised in the near term due to changes in the crediting rate environment. As a result, the recoverability of these costs may be adversely affected in the near term.

Land, Buildings and Equipment

        Land, buildings and equipment are stated at depreciated cost. Buildings, improvements, furniture and equipment are depreciated using both straight-line and accelerated methods over their estimated useful lives, which, for buildings and improvements, range from 5 to 40 years, and for furniture and equipment, range from three to ten years. Repairs, maintenance and minor renewals are expensed as incurred. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation expense for the years ended September 30, 2002, 2001 and 2000 was approximately $0.4 million, $0.5 million and $0.5 million, respectively.

Computer Software Costs

        The Company capitalizes direct costs of enhancements to computer software operating systems acquired and modified for internal use to the extent that the functionality of the software is improved. Total capitalized enhancement costs net of related amortization were approximately $0.2 million and $0.5 million at September 30, 2002 and 2001, respectively. These costs are being amortized over 3- and 10-year periods, depending on the estimated useful life of the enhancement, using the straight-line method. Due to technological advancements, it is reasonably possible that the remaining estimated useful lives could change in the near term.

Policy Loans

        Policy loans are carried at the unpaid principal balance of the loans, and represent borrowings against the cash surrender value of in force life insurance policies and annuity contracts. Policy loans bear interest at rates ranging from 6.00% to 8.00%. Life insurance policy loans may remain outstanding until the policy is surrendered. Annuity policy loans are generally due over terms ranging from five to fifteen years.

Life Insurance and Annuity Reserves

        Premiums for annuities and universal life insurance contracts are reported as life insurance and annuity reserves under the deposit method of accounting. Reserves for annuities and universal life insurance are equal to the sum of the account balances including credited interest and deferred service charges. Based on past experience, consideration is given in actuarial calculations to the number of policyholder and annuitant deaths that might be expected, policy lapses, surrenders and terminations. As a result of changes in the factors considered in the actuarial calculations, it is reasonably possible that the reserves for insurance and annuities could change in the near term.

Recognition of Life Insurance and Annuity Revenues

        Revenues from universal life contracts consist of amounts assessed during the period against policyholders’ account balances, primarily for mortality expenses, policy administration charges and surrender charges. Revenues related to annuity contracts are recognized over the estimated policy term. Annuity revenues consist of the charges assessed against the annuity account balance for services and surrender charges. Charges for future services are assessed; however, the related revenue is deferred and recognized in income over the period benefited using the same assumptions as are used to amortize deferred policy acquisition costs.

Guaranty Fund Assessments

        The Company is subject to insurance guaranty laws in the states in which it writes premiums. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants of insolvent life insurance companies. A portion of these assessments can be offset against the payment of future premium taxes. However, future changes in state laws could decrease the amount available for offset. At September 30, 2002 and 2001, the Company accrued an estimated liability of approximately $2.0 million and $2.1 million, respectively, for guaranty fund assessments for known or anticipated insolvencies. As a result of future insolvencies or changes in the assessment of known insolvencies, the guaranty fund liability could change in the near term.

Income Taxes

        The Company accounts for income taxes using the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the financial statements. Deferred tax assets and liabilities are recognized based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

        The Company is included in a consolidated federal income tax return with certain of its affiliates. The consolidating companies have executed a tax allocation agreement. Under the agreement, the consolidating companies’ income tax provisions are computed on a separate return basis and consolidated affiliates receive a reimbursement to the extent that their losses and other credits result in a reduction of the consolidated tax liability.

Hedging Activities

        The Company is authorized by its investment policies to use financial futures instruments for the purpose of hedging interest rate risk relative to its securities portfolio, potential trading situations and in anticipation of sales of real estate contracts and other receivable investments. Futures transactions are intended to reduce the risk associated with price movements for a balance sheet asset. Securities may be sold “short” (i.e., the sale of securities that are not currently in the portfolio and therefore must be purchased to close out the sale agreement) as another means of hedging interest rate risk to benefit from an anticipated movement in the financial markets. At September 30, 2002 and September 30, 2001, the Company had no open hedging positions.

Off-Balance-Sheet Instruments

        The Company has outstanding commitments to extend credit to commercial borrowers. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred. Outstanding commitments to extend credit to commercial borrowers were approximately $84.1 million and $17.0 million at September 30, 2002 and 2001, respectively.

Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on net income or retained earnings as previously reported.

Other Recent Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. This Statement requires discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their fair market values as necessary. This Statement is effective for fiscal years beginning after December 15, 2001. The implementation of this Statement on October 1, 2002 did not have a material impact on the Company’s consolidated financial statements.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. The implementation of this Statement on October 1, 2002 did not have a material impact on the Company’s consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement are effective for financial statements issued on or after May 15, 2002. Implementation of this statement did not have a material impact on the Company’s consolidated financial statements.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for exit or disposal activities initiated after March 31, 2003. This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are effective for exit or disposal activities that are initiated after March 31, 2003 with early application encouraged. The Company has completed an evaluation of the effects of this statement and does not believe it will have a material impact on the Company’s consolidated financial statements.

2.	Investments:

        A summary of the cost or amortized cost and estimated fair value of investments at September 30, 2002 and 2001 is as follows:

	2002

		Gross	Gross
	Cost or	Unrealized	Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

Available-for-Sale
Government-backed bonds	$43,915,471	$496,996	$—	$44,412,467
Corporate bonds	20,030,550	246,261	(365,764)	19,911,047
Mortgage- and asset-backed securities	349,968,503	6,484,643	(2,306,998)	354,146,148

Total fixed maturities	413,914,524	7,227,900	(2,672,762)	418,469,662
Equity securities	37,085,773	582,928	(693,772)	36,974,929
Venture Capital/ Limited Partnership	3,043,811	—	—	3,043,811

Totals	$454,044,108	$7,810,828	$(3,366,534)	$458,488,402

Held-to-Maturity
Government-backed bonds	$15,970,154	$283,564	$—	$16,253,718
Mortgage- and asset-backed securities	23,253,829	825,809	—	24,079,638

Total fixed maturities	39,223,983	1,109,373	—	40,333,356
Equity securities	—	—	—	—

Totals	$39,223,983	$1,109,373	$—	$40,333,356

	2001

		Gross	Gross
	Cost or	Unrealized	Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value

Trading
Mortgage- and asset-backed securities	$38,105,105	$2,502,149	$(2,006,544)	$38,600,710
Equity securities	9,331,501	886,319	—	10,217,820

Totals	$47,436,606	$3,388,468	$(2,006,544)	$48,818,530

Available-for-Sale
Government-backed bonds	$14,862,862	$249,853	$—	$15,112,715
Corporate bonds	32,266,114	1,047,491	(953,550)	32,360,055
Mortgage- and asset-backed securities	205,958,335	3,584,377	(3,747,232)	205,795,480

Total fixed maturities	253,087,311	4,881,721	(4,700,782)	253,268,250
Equity securities	13,886,525	149,959	(3,361,185)	10,675,299
Venture Capital/ Limited Partnership	4,499,999	—	(609,928)	3,890,071

Totals	$271,473,835	$5,031,680	$(8,671,895)	$267,833,620

        The principal amount of mortgage- and asset-backed securities with required principal or interest payments being in arrears for more than 90 days was approximately $4.2 million and $3.2 million at September 30, 2002 and 2001, respectively.

        Approximately $105.3 million and $29.7 million in available-for-sale securities were pledged to collateralize the note payable to Federal Home Loan Bank of Seattle at September 30, 2002 and 2001.

Additionally, all held-to-maturity securities at September 30, 2002 were also pledged to collateralize the note payable to Federal Home Loan Bank of Seattle. Additionally, approximately $7.7 million in available-for-sale securities were pledged to guarantee the obligation of Western Life with respect to remitting tax withholdings belonging to various lottery trusts and certain other obligations of Western Life under the trust agreements.

        Proceeds from sales of available-for-sale securities during the years ended September 30, 2002, 2001 and 2000 were approximately $320.2 million, $179.3 million and $15.4 million, respectively, which resulted in gross realized gains of approximately $6.7 million $6.4 million and $1.1 million and gross realized losses of approximately $1.3 million, $4.0 million and $0.2 million during each respective year. There were no sales of held-to-maturity securities during 2002, 2001, or 2000.

        During the years ended September 30, 2002, 2001 and 2000, the Company determined that certain “available-for-sale” securities had other than temporary impairments in value. Accordingly, the carrying values of the securities were decreased by approximately $17.9 million, $4.4 million and $1.1 million, respectively, through a charge to operations.

        The net change, adjusted for applicable tax effects, in unrealized gains (losses) on trading fixed income securities were approximately $1.5 million and ($1.2 million) during the years ended September 30, 2001 and 2000, respectively. The net change, adjusted for applicable tax effects, in unrealized gains (losses) on trading equity securities was approximately ($0.6 million), ($1.0 million) and $1.5 million during the years ended September 30, 2002, 2001 and 2000, respectively.

        The following aggregate investments with individual issuers (excluding U.S. Government bonds) held by the Company at September 30, 2002 and 2001, were in excess of ten percent of stockholder’s equity:

Issuer	2002	2001

Mortgage- and asset-backed securities:
Freddie Mac	$52,535,132	$—
Master Asset Securitization	38,062,661	—
Washington Mutual	30,239,086	—
Residential Funding Mtg. Sec.	29,750,737	—
Metropolitan Asset Funding, Inc.	24,876,302	36,934,028
CS First Boston Mtg. Sec Corp.	23,811,531	—
Structured Asset Securities	23,237,166	—
Wells Fargo Mtg. Backed Sec.	21,695,347	—
Metropolitan Trust I	—	17,478,934

        The amortized cost and estimated fair value of fixed maturities available-for-sale and held-to-maturity securities at September 30, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated Fair
	Amortized Cost	Value

Available-for-sale debt securities:
Due in one year or less	$245,085	$245,156
Due after one year through five years	5,315,166	5,252,912
Due after five years and through ten years	13,868,158	13,807,932
Due after ten years	44,517,612	45,017,514

Total non mortgage and asset-backed securities	63,946,021	64,323,514
Mortgage- and asset-backed bonds	349,968,503	354,146,148

	$413,914,524	$418,469,662

Held-to-maturity debt securities:
Due in one year or less	$—	$—
Due after one year through five years	—	—
Due after five years and through ten years	15,970,154	16,253,718

Total non mortgage and asset-backed securities	15,970,154	16,253,718
Mortgage- and asset backed securities	23,253,829	24,079,638

	$39,223,983	$40,333,356

3.	Real Estate Contracts and Mortgage Notes and Other Receivable Investments:

        Real estate contracts and mortgage notes and other receivable investments are comprised of the following at September 30, 2002 and 2001:

	2002	2001

Real estate contracts and mortgage notes receivable	$577,878,510	$390,257,862
Other receivable investments	106,040,368	149,852,082

Real estate contracts and mortgage notes and other receivable investments	$683,918,878	$540,109,944

Real Estate Contracts and Mortgage Notes Receivable

        Real estate contracts and mortgage notes receivable consisted of the following at September 30, 2002 and 2001:

	2002	2001

Commercial, face value(1)	$426,760,781	$140,297,542
Undisbursed portion of commercial	(84,128,271)	(17,038,013)

Commercial, net of undisbursed portion	342,632,510	123,259,529
Residential, face value	158,265,860	167,219,530
Other, face value	88,862,967	115,995,207
Unrealized discounts, net of unamortized acquisition costs	(11,882,827)	(16,216,404)

	$577,878,510	$390,257,862

(1)	The commercial real estate receivables are defined as those generated through the Company’s commercial lending source.

        The weighted average interest rates and yields on the Company’s real estate contracts and mortgage notes receivable as of September 30, 2002 and 2001 are as follows:

	2002			2001

	Weighted	Weighted		Weighted	Weighted
	average interest	average		average interest	average
	rate(1)	yield	Delinquencies(2)	rate(1)	yield	Delinquencies(2)

Commercial	13.1%	15.8%	$25,240,264	13.3%	14.3%	$5,742,560
Residential	9.0%	10.5%	$15,072,032	9.1%	10.5%	$12,545,448
Other	9.6%	12.0%	$5,668,721	9.7%	13.9%	$12,113,412

(1)	Less than 1% of the receivables are subject to variable interest rates.

(2)	The principal amount of delinquent receivables are receivables with required principal or interest payments being in arrears for more than 90 days.

        Aggregate amounts of receivable maturities at their face value based on estimated prepayment rates are as follows:

	Residential and	Commercial
Fiscal Year Ending September 30,	Other	Originated	Total

2003	$69,370,263	$101,140,252	$170,510,515
2004	59,072,404	98,877,472	157,949,876
2005	38,640,251	40,931,173	79,571,424
2006	27,510,565	21,750,210	49,260,775
2007	18,992,976	16,325,532	35,318,508
Thereafter	33,542,368	63,607,871	97,150,239

	$247,128,827	$342,632,510	$589,761,337

        The principal balances of the Company’s real estate contracts and mortgage notes receivable collateralized by real estate are concentrated in the following geographic regions:

		Residential
	Commercial	and Other

Pacific Southwest	49.7%	25.9%
Southeast	18.0%	11.8%
Southwest	15.6%	18.1%
Midwest	10.4%	4.7%
Pacific Northwest	6.3%	33.0%
Northeast	—	6.5%

	100.0%	100.0%

        The value of real estate properties in these geographic regions can be affected by changes in the economic environment of the specific regions. It is reasonably possible that these values could change in the near term, which would affect the Company’s estimate of its allowance for losses associated with these receivables.

Other Receivable Investments

        Other receivable investments include various cash flow investments, primarily annuities and lottery prizes. Annuities are general obligations of the payer, which is generally an insurance company. Lottery prizes are general obligations of the insurance company or other entity making the lottery prize payments. Additionally, when the lottery prizes are from a state-run lottery, the lottery prizes are often backed by the general credit of the respective state.

        These investments normally are non-interest bearing and are purchased at a discount sufficient to meet the Company’s investment yield requirements. The weighted average yield on these receivables at September 30, 2002 and 2001 was approximately 8.43% and 9.20%, respectively. Maturity dates range from 2002 to 2029.

        The following is a reconciliation of the face value of the other receivable investments to the Company’s carrying value at September 30, 2002 and 2001:

	2002	2001

Face value of receivables	$148,361,236	$221,543,693
Unrealized discounts, net of unamortized acquisition costs	(42,320,868)	(71,691,611)

Carrying value	$106,040,368	$149,852,082

        The carrying value of other receivable investments that were more than 90 days delinquent as of September 30, 2002 and September 30, 2001 were approximately $2.9 million and $2.5 million, respectively.

        During the years ended September 30, 2002, 2001 and 2000, the Company sold approximately $46.2 million, $3.6 million and $23.9 million, respectively, of other receivable investments without recourse and recognized gains and (losses) on those sales of approximately $3.3 million, $0.3 million and ($0.1 million), respectively.

        The carrying value of the following other receivable investments, by issuer, were in excess of ten percent of stockholder’s equity at September 30, 2001. There were no other receivable investments in excess of ten percent of stockholder’s equity at September 30, 2002.

Issuer	2001

WULA Trust Lotteries	$26,838,747

        Aggregate amounts of contractual maturities of other receivable investments to be received at their face values as of September 30, 2002 are as follows:

Fiscal Year Ending September 30,

2003	$22,212,021
2004	20,931,989
2005	18,705,048
2006	15,868,639
2007	13,747,018
Thereafter	56,896,521

$148,361,236

4.	Allowance for Losses on Receivables:

        The following is a summary of the changes in the allowance for losses on receivables for the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Beginning balance	$9,166,763	$6,275,101	$3,037,582
Provisions	4,536,451	4,175,344	4,792,818
Charge offs:
Commercial loans	(1,960,777)	—	—
Residential and other real estate loans	(3,044,659)	(1,261,454)	(1,555,299)
Other receivable investments	—	(22,228)	—

Ending balance	$8,697,778	$9,166,763	$6,275,101

        Commercial loans are individually monitored for impairment. Commercial loans in arrears for more than 90 days and other loans that the Company considered impaired totaled approximately $49.2 million and $5.7 million at September 30, 2002 and 2001, respectively, with approximately $3.0 million and $2.0 million established as allowance for losses.

        Residential and other real estate receivables are comprised of a large group of smaller-balance homogeneous loans that are collectively evaluated for impairment. The Company establishes a loss allowance on residential and other real estate receivables, including accrued interest, inherent in the portfolio at the balance sheet date based primarily on current delinquencies and historical foreclosure and loss experience.

        During the year ended September 30, 2000, the Company established an allowance for losses on its investments in annuity and structured settlements, as the industry began to focus on state and federal collection laws and their applicability to annuity and structured settlement payments.

5.	Real Estate Held for Sale and Development:

        Real estate held for sale and development by region as of September 30, 2002 is as follows:

	Development	Repossessed
Region	Property	Property	Total

Pacific Northwest	$23,644,376	$5,376,525	$29,020,901
Pacific Southwest	11,977,585	1,170,484	13,148,069
Southeast	—	5,827,497	5,827,497
Southwest	—	2,023,384	2,023,384
Northeast	—	2,103,410	2,103,410
Midwest	—	548,536	548,536

Balances at September 30, 2002	$35,621,961	$17,049,836	$52,671,797

Balances at September 30, 2001	$27,735,849	$13,834,398	$41,570,247

        At September 30, 2002, the Company had approximately $1.9 million in commitments for construction associated with the development properties.

        The following is a summary of the changes in the allowance for losses for the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Beginning balance	$2,448,670	$1,442,424	$1,383,575
Provisions	1,013,820	1,676,031	408,568
Charge-offs	(1,999,524)	(669,785)	(349,719)

Ending balance	$1,462,966	$2,448,670	$1,442,424

        Loss provisions are calculated as the difference between the estimated net realizable value and the carrying value at the measurement date. Any loss on liquidation or subsequent reduction in the carrying value is charged to operations through provision for losses. The Company periodically evaluates its reserves to determine their adequacy.

6.	Net Investment Income and Net Gains/(Losses) on Investments:

        The components of net investment income for the years ended September 30 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Trading securities	$1,099,573	$5,726,076	$5,449,701
Available-for-sale securities	22,731,033	16,706,592	12,753,095
Held-to-maturity securities	674,023	—	3,870,043
Real estate contracts and mortgages	70,093,973	41,407,090	34,371,438
Real estate held-for-sale and development	1,615,095	1,262,139	1,352,282
Other receivable investments	13,794,874	13,959,212	14,089,143
Policy loans	1,179,589	1,148,774	1,094,598
Cash and cash equivalents	625,640	2,562,795	824,068
Indebtedness of related parties	1,687,673	2,070,086	2,145,418

Gross investment income	113,501,473	84,842,764	75,949,786
Less investment expenses:
Salaries, commissions and employee benefits	1,564,669	1,556,661	1,226,844
Other operating and underwriting expenses	9,591,561	9,754,582	7,147,505
Interest expense	1,292,804	1,169,323	1,616,807

Net investment income	$101,052,439	$72,362,198	$65,958,630

        The components of net gains (losses) on investments for the years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Net gains on sales of real estate	$11,161,985	$237,312	$2,733,749
Net investment securities losses	(12,416,838)	(1,419,012)	(619,677)
Realized gains on sales of receivables	3,313,998	1,203,092	3,141,145
Provision for losses	(5,550,271)	(5,851,375)	(5,201,386)

Net gains (losses) on investments	$(3,491,126)	$(5,829,983)	$53,831

7.	Land, Buildings and Equipment:

        Land, buildings and equipment and related accumulated depreciation at September 30, 2002 and 2001 consisted of the following:

	2002	2001

Land	$885,366	$1,101,366
Buildings and improvements	3,957,240	3,914,079
Furniture and equipment	2,022,608	1,903,573

	6,865,214	6,919,018
Less accumulated depreciation	(2,583,166)	(2,309,723)

	$4,282,048	$4,609,295

8.	Life Insurance and Annuity Reserves:

        Life insurance and annuity reserves are based upon contractual amounts due to the policyholder, including credited interest. Annuity contract interest rates ranged from 3.00% to 9.95%, 3.75% to 9.95% and 4.65% to 10.25% during the fiscal years ended September 30, 2002, 2001 and 2000, respectively. Interest rate assumptions used to compute life insurance reserves ranged from 4.5% to 6.5% during each of the fiscal years ended September 30, 2002, 2001 and 2000.

        The following is a summary of direct business and reinsurance transactions ceded to Old Standard and other reinsurers for the fiscal years ended September 30, 2002, 2001 and 2000:

		Ceded to Old	Ceded to
	Direct Amount	Standard	Others	Net Amount

As of and for the year ended September 30, 2002:
Life insurance and annuity premiums	$356,003,648	$56,527,704	$379,859	$299,096,085

Life insurance and annuity benefits	$168,457,365	$24,884,602	$195,349	$143,377,414

Life insurance and annuity reserves	$1,225,660,253	$148,258,177	$134,271	$1,077,267,805

As of and for the year ended September 30, 2001:
Life insurance and annuity premiums	$241,592,209	$694,544	$361,995	$240,535,670

Life insurance and annuity benefits	$211,642,826	$9,115,927	$635,660	$201,891,239

Life insurance and annuity reserves	$974,261,517	$109,459,087	$148,938	$864,653,492

As of and for the year ended September 30, 2000:
Life insurance and annuity premiums	$202,911,484	$27,434,956	$316,978	$175,159,550

Life insurance and annuity benefits	$258,067,904	$18,743,525	$37,706	$239,286,673

Life insurance and annuity reserves	$888,476,271	$111,217,445	$160,886	$777,097,940

        The Company has ceded a portion of certain life insurance risks, annuity reserves, and the related premiums to other companies, including Old Standard, an affiliate. Such reinsurance permits recovery of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risk reinsured. The Company is contingently liable for claims on ceded insurance business in the event the reinsuring companies do not meet their obligations under those reinsurance agreements. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

9.	Debt Payable:

        At September 30, 2002 and 2001, debt payable consisted of the following:

	2002	2001

Note payable to Federal Home Loan Bank of Seattle, interest rates ranging from 2.43% to 7.48% per annum; various maturity dates to March 2015; collateralized by $145.6 million $29.7 million, respectively, of various pledged securities	$103,000,000	$22,000,000
Real estate contracts and mortgage notes payable, interest rates ranging from 5.0% to 11.6%; due in installments through 2026; collateralized by senior liens on certain of the Company’s real estate contracts and mortgage notes receivable	846,582	1,109,973
Accrued interest payable	376,101	144,936

	$104,222,683	$23,254,909

        Aggregate amounts of principal and accrued interest payments due on debt payable as of September 30, 2002 are as follows:

Fiscal Year Ending September 30,

2003	$20,521,090
2004	20,156,244
2005	9,168,374
2006	10,181,445
2007	4,195,530
Thereafter	40,000,000

$104,222,683

10.	Income Taxes:

        The income tax effects of the temporary differences giving rise to the Company’s deferred tax assets and liabilities as of September 30, 2002 and 2001 are as follows:

	2002	2001

Deferred tax assets:
Realized impairments on investment securities	$7,382,844	$—
Unrealized loss on investment securities	—	1,274,075
Life insurance and annuity reserves	1,305,470	2,467,544
Guaranty fund reserves	710,565	726,157
Fixed assets	341,206	260,239
Other, net	85,570	1,338,715

Total deferred tax assets	9,825,655	6,066,730

Deferred tax liabilities:
Deferred acquisition costs	(23,985,777)	(18,891,814)
Unrealized gain on investment securities	(1,555,502)	—
Contract acquisition costs and discount yield adjustments	(2,359,298)	(3,202,329)
Other, net	(1,156,267)	(819,797)

Total deferred tax liabilities	(29,056,844)	(22,913,940)

Net deferred tax liability	$(19,231,189)	$(16,847,210)

        Following is a reconciliation of the provision for income taxes to an amount as computed by applying the statutory federal income tax rate to income before income taxes for the years ended September 30, 2002, 2001 and 2000:

	2002		2001		2000

Federal income taxes at statutory rate	$16,522,423	35%	$2,782,325	35%	$2,360,566	35%
Reduction in valuation allowance	—	—	(11,200,000)	(141)	—	—
Other	(44)	—	5,461	—	(3,551)	—

Income tax provision (benefit)	$16,522,379	35%	$(8,412,214)	(106)%	$2,357,015	35%

        The components of the income tax provision (benefit) for the for the years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Current	$16,967,977	$6,159,570	$92,184
Deferred	(445,598)	(14,571,784)	2,264,831

Total income tax provision (benefit)	$16,522,379	$(8,412,214)	$2,357,015

        At September 30, 2002, the Company had no unused net operating loss carryforwards. At September 30, 2002, the Company had no alternative minimum tax credit carryforwards.

        The Company’s $8.4 million tax benefit recorded during the fiscal year ended September 30, 2001, includes an $11.2 million tax benefit relating to an investment that was entered into in conjunction with Metropolitan in 1999. In total, the investment resulted in Western Life recording a $22.4 million tax benefit, of which $11.2 million was also recorded as an income tax benefit during the fiscal year ended September 30, 1999. The objectives for the investment were to produce economic gains combined with favorable tax benefits. Similar investments were presented throughout the United States to numerous individuals and companies (the “Participants”) as an investment and tax strategy. Prior to, and in conjunction with the investment, Metropolitan received two independent tax opinions relating to the investment. Additionally, Western Life and Metropolitan executed a supplement to their Federal Tax Sharing Agreement allowing Western Life to recover from Metropolitan up to $11.2 million, plus applicable interest on the $11.2 million, in federal income tax benefits derived from this investment that are not otherwise utilized by Western Life. The non-utilization of the income tax benefits could result from the expiration of the net operating loss carry forward limit of 20 years, disallowance on audit, or any enactment of law that may affect the utilization of the benefits.

        The Internal Revenue Service (IRS) has notified the Participants by general public notice that they have taken the position that the tax benefits relative to the investment would be disallowed. Western Life has received an audit notice from the IRS for the tax year in which the benefit attributable to the investment was claimed. However, a specific review of Western Life’s investment and related activity has not yet taken place. At September 30, 2002, the Company cannot reasonably estimate a loss, if any, associated with this transaction. In the event of an unfavorable determination relative to the investment, the earnings of the Company would be adversely affected by amounts disallowed in excess of $11.2 million, including interest if applicable. Any amounts that may be disallowed, up to $11.2 million including any applicable interest, as a result of an unfavorable determination are recoverable from Metropolitan under the terms of the supplement to the Federal Tax Sharing Agreement.

11.	Stockholder’s Equity:

Preferred Stock

        The Company’s Series A preferred stock has a par value of $2.50 per share, is cumulative and the holders thereof are entitled to receive monthly dividends at an annual rate equal to the “Five Year

Constant Maturity Rate” plus 2.00%. The Company’s Board of Directors may, at their sole option, declare a higher dividend rate; however, dividends shall be no less than 4% or greater than 14% per annum. The Series A preferred stock is available for sale to the public for $25 per share and is callable at the sole option of the Company’s Board of Directors at $25 per share. The Series A preferred stock has a liquidation preference of $25 per share, is non-voting and is senior to the Company’s common shares as to dividends. At September 30, 2002, no Series A preferred stock had been issued.

Common Stock

        The Company has Class A common stock with a par value of $0.01 per share. Common stock is subordinate in liquidation to preferred stock.

Dividend Restrictions

        Dividend restrictions are imposed statutorily by regulatory authorities on Western Life in which the Company has a 100% common stock ownership interest. Dividends from the insurance subsidiary can only be paid out of earned surplus. Earned surplus includes accumulated statutory basis earnings of the insurance subsidiary, but excludes surplus arising from unrealized capital gains or a revaluation of assets (see note 12).

Minority Interests

        Western Life has authorized 5 million shares of its non-voting $10 par Series A preferred stock, with 5,000,000 and 3,960,000 shares outstanding at September 30, 2002 and 2001, respectively. Metropolitan held $50.0 million and $35.1 million at September 30, 2002 and 2001, respectively, and Consumers Insurance Company held $0 and $4.5 million of Western Life’s Series A preferred stock at September 30, 2002 and 2001.

        The holders of the preferred stock are entitled to receive dividends out of the net earnings available for dividends when and as declared by Western Life’s Board of Directors. Western Life’s Board of Directors determines the dividend rate of prime plus 1% annually and dividends payable on the preferred stock have priority to the payment of any dividends on Western Life’s common stock. Dividends are not cumulative and have no right to accrue if not declared. The preferred stock may be redeemed in whole or in part at the option of Western Life at a redemption price of not less than par. Dividend payments on the preferred stock were $2,747,250, $3,940,250 and $3,015,406 during fiscal years ended September 30, 2002, 2001 and 2000, respectively.

12.	Statutory Accounting and Regulatory Capital (unaudited):

        The Company’s life insurance subsidiary, Western Life, is required to file statutory basis financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory basis financial statements differ from GAAP. Selected statutory basis and GAAP basis financial statement balances as of and for the years ended September 30, 2002, 2001 and 2000 are as follows:

	Statutory	GAAP

Capital and surplus/stockholders’ equity:
2002	$97,897,498	$196,983,093
2001	73,520,668	136,039,538
2000	61,444,898	99,528,648
Net income (loss):
2002	$7,110,173	$30,684,546
2001	(120,616)	16,361,727
2000	5,385,593	4,387,459
Unassigned statutory surplus/retained earnings:
2002	$5,610,259	$101,807,062
2001	9,006,103	73,869,766
2000	14,489,898	61,448,289

        The National Association of Insurance Commissioners (the “NAIC”) adopted the Codification of Statutory Accounting Principles guidance, which replaced the Accounting Practices and Procedures manual as the NAIC’s primary guidance on statutory accounting. The adoption of the Codification guidance on January 1, 2001 resulted in a $1.8 million charge to Western Life’s statutory basis capital and surplus. State regulatory authorities also impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital (“RBC”) specify various weighting factors that are applied to financial balances or various levels of activity based on perceived degree of risk. Regulatory compliance is determined by a ratio of the enterprise’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. At the last annual review at its statutory reporting period at December 31, 2001, Western Life’s statutory-basis surplus exceeded the RBC requirements.

        Statement of Statutory Accounting Principles No. 37, Mortgage Loans, requires that all costs incurred in connection with originating a loan, acquiring purchased loans or committing to purchase loans be charged to expense as incurred. The Washington State Insurance Department has granted Western Life a permitted accounting practice that differs from NAIC statutory accounting practices. The permitted practice allows Western Life to capitalize and amortize certain costs, including underwriting fee charges paid to its parent, incurred in connection with acquiring purchased loans through March 31, 1998, except that all such costs are to be amortized into investment income no later than December 31, 2004. At September 30, 2002, the permitted practice has resulted in an increase in Western Life’s statutory surplus of approximately $4.4 million.

        A reconciliation of GAAP net income to statutory net income for the years ended September 30, 2002, 2001 and 2000, respectively, is as follows:

	2002	2001	2000

Net Income-GAAP	$30,684,546	$16,361,727	$4,387,459
Adjustments to reconcile:
Deferred policy acquisition costs	(16,729,885)	(3,222,197)	3,360,555
State insurance guaranty fund	(215,372)	159,644	679,022
Annuity reserves and benefits	1,335,310	2,168,879	(3,346,757)
Capital gains (losses), IMR and Net Investment Income	(4,356,572)	(5,468,238)	(1,639,848)
Federal income taxes	(3,607,854)	(10,120,431)	1,945,162

Net Income-Statutory	$7,110,173	$(120,616)	$5,385,593

13.	Supplemental Disclosures for Statements of Cash Flows:

        The following table summarizes interest costs, net of amounts capitalized and income taxes paid (refunded) during the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Interest, net of amounts capitalized	$1,061,639	$1,183,823	$1,491,425
Income taxes	1,168,958	(69,635)	(1,371,567)

        Non-cash investing and financing activities of the Company are as follows during the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000

Loans to facilitate the sale of real estate held	$19,204,500	$575,590	$5,814,668
Transfers between annuity products	55,233,008	92,705,437	85,116,027
Real estate held for sale and development acquired through foreclosure	22,014,941	13,461,983	17,854,587
Assumption of other debt payable in connection with the acquisition of real estate contracts and mortgage notes	—	377,895	206,264
Transfer of investments from trading portfolio to available-for-sale portfolio	38,593,522	15,193,478	—
Transfer of investments from held-to- maturity portfolio to available-for-sale portfolio	—	58,522,805	—
Securities retained from securitizations	—	—	41,773,518
Timing differences on settlements of securities sales	—	7,810,524	—
Timing differences on settlements of securities purchases	—	19,675,519	—

        During the fiscal years ended September 30, 2002 and 2001, changes in the Company’s investment strategy affected the classification of trading securities as they no longer qualified as investments held principally for the purpose of selling them in the near term. Accordingly, the Company reclassified approximately $38.6 million and $15.2 million during the fiscal years ended September 30, 2002 and 2001, respectively from trading to available-for-sale. At September 30, 2002, the Company did not have an active trading portfolio.

        At the date of initial application of SFAS No. 133, Accounting for Derivative Investments and Hedging Activities, as amended, the Statement provided that an entity may transfer any held-to-maturity security into the available-for-sale category or the trading category. Accordingly, as part of the Company’s implementation of SFAS No. 133 on October 1, 2000, the Company reclassified approximately $58.5 million of investments from held-to-maturity to available-for-sale. The unrealized gain on the date of transfer was $0.4 million and was included in other comprehensive income.

14.	Related-Party Transactions:

        During the years ended September 30, 2002, 2001 and 2000, the Company had the following related-party transactions with Metropolitan and its other affiliates due to common control of C. Paul Sandifur, Jr.:

	2002	2001	2000

Real estate contracts and mortgage notes receivable and other receivables sold to affiliates	$46,538,090	$13,307,619	$251,125,506
Gains on real estate contracts and mortgage notes receivable and other receivable instruments sold to Metro, Summit, Old Standard, Old West and Metwest	3,313,998	—	—
Real estate contracts and mortgage notes receivable and other receivable investments purchased from affiliates	7,146,951	127,925,213	494,754,295
Ceding of annuity premiums to Old Standard	56,527,704	694,544	27,434,956
Policyholder benefits recovered from Old Standard	24,884,602	9,115,927	18,840,440
Annuity servicing fees charged to Old Standard	486,541	441,703	374,964
Ceding commissions charged to Old Standard	3,324,726	74,737	1,479,000
Service fees paid to Summit Property Development	841,377	441,385	1,051,325
Net interest and dividends paid on preferred stock and surplus notes	2,747,250	3,940,250	3,283,343
Real estate contract acquisitions, investment servicing and other administrative overhead	8,485,904	7,833,917	10,725,674
Net change in indebtedness of affiliates	(957,697)	(653,802)	(4,483,632)
Interest received on indebtedness of affiliates	1,687,673	2,070,086	2,145,418
Repayment of surplus notes	—	—	9,450,000
Issuance of preferred stock of Western Life	10,400,000	5,000,000	9,450,000
Issuance of common stock of Western Life	17,372,674	12,559,565	—

        At September 30, 2002 and 2001, the Company had non-secured receivable due from (payables due to) affiliates of approximately $6.3 million and ($2.1 million), respectively.

        The Company entered into the following purchase and sale agreements during the fiscal year ended September 30, 2002.

        On March 28, 2002, Western Life agreed to sell to Old Standard and Old West a 69.20% undivided beneficial interest in a lottery trust owned by Western Life. The purchase price of $11.2 million, which was derived from future expected cash flows discounted at a 6.957% market rate, resulted in a gain of approximately $0.6 million.

        On August 15, 2002, Western Life agreed to sell to Old Standard and Old West the remaining interest in a certain Lottery Trust owned by Western Life. The purchase price of $6.2 million, which was derived from future expected cash flows discounted at a 5.527% market rate, resulted in a gain of approximately $0.7 million. Additionally, on August 15, 2002, Western Life agreed to sell to Old Standard and Old West a 95.83% undivided beneficial interest in a certain Lottery Trust owned by Western Life. The purchase price of $29.1 million, which was derived from future expected cash flows discounted at a 5.888% market rate, resulted in a gain of approximately $2.0 million.

        The market rates on the above lottery trust sales were calculated at 2.0% over the Treasury benchmark as of the date of the sale, which is consistent with corporate bonds with similar credit profiles along with recent transactions involving large blocks of lottery receivables.

        Western Life entered into a reinsurance agreement with Old Standard, which became effective July 1, 1998. Under this agreement, Western Life reinsured with Old Standard 75% of the risk on various annuity products. The reinsurance agreement is an ongoing arrangement with no stated expiration or termination date, although either party may stop and restart at their discretion upon providing a 30-day advance written notice. Western Life receives ceding allowances equal to the actual commission plus 1.5% of the premium from Old Standard to compensate Western Life for its annuity issuance costs. Additionally, Western Life receives a fee from Old Standard for servicing the reinsured policies of approximately 0.40% annually on the cash value of the reinsured policies in addition to ceding allowances equal to the actual commission plus 1.5% of the premium.

        Summit Property Development, Inc., a wholly owned subsidiary of Summit Securities, Inc., one of the Company affiliates, provides real estate development services to the Company for a fee. These services may include the following: sales, marketing, market analysis, architectural services, design services, subdividing properties and coordination with regulatory groups to obtain the approvals that are necessary to develop a particular property.

        Real estate contract acquisitions, investment servicing and other administrative services are governed by two separate inter-company agreements executed between Western Life and Metropolitan. The Company believes that the charges incurred are reasonable and result in the payment to Metropolitan of all significant direct expenses incurred on the Company’s behalf.

        Indebtedness of related parties consisted of the following:

	September 30,

	2002	2001

Note receivable from Metropolitan Mortgage, interest at prime plus 1% (5.75% at September 30, 2002), due December 27, 2015; collateralized by commercial property located in Pasco, Washington	$7,968,092	$8,507,426
Note receivable from Metropolitan Mortgage, interest at 10.5% per annum, due January 1, 2010; collateralized by commercial property located in Spokane, Washington	10,953,838	11,372,201

	$18,921,930	$19,879,627

15.	Fair Value of Financial Instruments:

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

        Publicly Traded Investment Securities— Fair value is determined by quoted market prices.

        Non-Publicly Traded Investment Securities— Fair value is derived from quoted market prices for securities with similar characteristics and risks, or is estimated based upon expected discounted future cash flows. When determining expected future cash flows, the Company considers interest rates, estimated prepayment rates, collateral value and historical default rates experienced by the securities.

        Real Estate Contracts and Mortgage Notes Receivable— For receivables (excluding accrued interest receivable), fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates. The prepayment estimates are based upon internal historical data. The discount rate is estimated using rates currently offered for receivables of similar characteristics that reflect the credit and interest rate risk inherent in the receivable.

        Other Receivable Investments— The fair value of other receivable investments is based on the discounted value of future contractual cash flows. The discount rate is estimated using the rates currently offered for investments with similar credit ratings and similar remaining maturities.

        Policy Loans— Policy loans are charged interest at a variable rate subject to current market conditions. Thus, carrying value approximates fair value.

        Indebtedness of Related Party— For indebtedness of related party, the discount rate is estimated using rates currently offered for receivables of similar characteristics that reflect the credit and interest rate risk inherent in the loan.

        Reinsurance Receivable— The fair value of reinsurance receivable is based on the discounted value of contractual cash flows. The discount rate is determined using the rates currently offered for similar reinsurance receivables.

        Life Insurance and Annuity Reserves— The fair value of annuity reserves is based on the discounted value of contractual cash flows. The discount rate is determined using the rates currently offered for similar annuity reserves.

        Debt Payable— The fair value of debt payable is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

        The estimated fair values of the following financial instruments as of September 30, 2002 and 2001 are as follows:

	2002		2001

	Carrying		Carrying
	Amounts	Fair Value	Amounts	Fair Value

Financial assets:
Cash and cash equivalents	$44,035,987	$44,035,987	$53,286,888	$53,286,888
Investments:
Trading securities	—	—	48,818,530	48,818,530
Available-for-sale securities	458,488,402	458,488,402	267,833,620	267,833,620
Held-to-maturity securities	39,223,983	40,333,356	—	—
Real estate contracts and mortgage notes receivable	577,878,510	596,073,773	390,257,862	423,411,805
Other receivable investments	106,040,368	121,250,503	149,852,082	171,760,876
Policy loans	20,238,963	21,000,446	19,381,119	19,381,119
Indebtedness of related parties	18,921,930	20,230,417	19,879,627	21,957,987
Reinsurance receivable	148,392,448	150,308,655	109,608,025	111,056,188
Financial liabilities:
Life insurance and annuity reserves	1,225,660,253	1,241,487,326	971,216,177	984,048,079
Debt payable— principal	103,846,582	109,091,564	23,109,973	24,914,716

        Limitations— The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of these financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange.

16.	Employee Benefit Plans:

        Metropolitan sponsors a Retirement Savings Plan (the “Plan”), authorized under Section 401(k) of the Tax Reform Act of 1986, as amended. This Plan is available to all of the Company’s employees over the age of 18 upon completion of six months of service. Prior to January 1, 2002, employees may defer from 1% to 15% of their compensation in multiples of whole percentages. Effective January 1, 2002, the plan was amended to allow employees to defer from 1% to 80% of their compensation up to the annual maximum amount as determined by the IRS.

        Prior to January 1, 1999, if Metropolitan had a net profit for the fiscal year ending within a calendar year, a match equal to 50% of pre-tax contributions up to 6% of the participant’s compensation was credited to the account of each active participant on December 31. Effective January 1, 1999, the Plan was amended to modify the employer match to a discretionary matching contribution equal to a uniform percentage of the amount of the participant contribution, up to 6% of the participant’s annual compensation. The uniform percentage is to be determined annually by Metropolitan. Metropolitan may also make an additional discretionary contribution for any plan year. The Company’s contributions to the

Plan were approximately $54,000, $0 and $61,000 during the years ended September 30, 2002, 2001 and 2000, respectively.

17.	Parent Company Only Financial Statements:

        The condensed balance sheet of Western Holding at September 30, 2002 is as follows:

2002

ASSETS
Cash and cash equivalents	$1,010,000
Equity in subsidiary company	146,983,093

Total assets	$147,993,093

STOCKHOLDER’S EQUITY
Common stock, $0.01 par, 100 shares outstanding	$1
Additional paid-in capital	147,993,092

Total stockholder’s equity	147,993,093

Total liabilities and stockholder’s equity	$147,993,093

        Western Holding’s condensed statement of operations for the year ended September 30, 2002 is as follows:

2002

Equity in undistributed income of subsidiaries	$27,937,296

Net income	$27,937,296

        Western Holding’s condensed statement of cash flows for the period from May 3, 2002 to September 30, 2002 is as follows:

2002

Cash flows from operating activities:
Net income	$27,937,296
Adjustments to reconcile net income (loss) to net cash from operating activities	(27,937,296)

Net cash provided by operating activities	0

Cash flows from investing activities:
Net cash used by investing activities	0

Cash flows from financing activities:
Issuance of common stock and contributed capital	1,010,000

Net cash provided by financing activities	1,010,000

Net change in cash and cash equivalents	1,010,000
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$1,010,000

Non-cash investing activities:
Contribution of investment in Western Life common stock from Metropolitan	$125,329,064

        Accounting policies followed in the preparation of the preceding condensed financial statements of Western Holding are the same as those policies described in the consolidated financial statements except that the equity method was used in accounting for the investments in and net income from subsidiaries.

18.	Supplementary Financial Information (unaudited):

        Supplementary financial information of the Company for each three-month period (September 30, June 30, March 31 and December 31) of the fiscal years ended September 30, 2002 and 2001 are as follows:

	Six Months Ended

	September	June	March		December	September	June	March	December
	2002	2002	2002		2001	2001	2001	2001	2000

	(Dollars in thousands)
STATEMENTS OF INCOME DATA:
Revenues	$36,868	$23,557	$16,388		$22,515	$27,587	$15,814	$10,233	$14,869

Net income (loss)	$19,245 (1)	$5,887 (2)	$(405	)(3)	$3,211	$7,995	$10,237	$(4,578)	$(1,232)

(1)	Includes gains on real estate sales of $7.2 million, net of tax; reversal of previously amortized deferred policy acquisition costs of $5.7 million, net of tax; and investment impairments of $5.2 million, net of tax.

(2)	Includes reversal of previously amortized deferred policy acquisition costs of $1.9 million; net of tax; and investment impairments of $2.0 million, net of tax.

(3)	Includes investment impairments of $4.4 million, net of tax.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(unaudited)

	March 31,	September 30,
	2003	2002

	(unaudited)
Assets:
Investments:
Available-for-sale securities, at fair value	$297,215,184	$458,488,402
Held-to-maturity securities, at amortized cost	274,054,280	39,223,983
Real estate contracts and mortgage notes and other receivables, net of discounts and origination fees	843,482,001	683,918,878
Allowance for losses on receivables	(16,658,022)	(8,697,778)
Policy loans	20,031,720	20,238,963
Real estate held for sale and development at the lower of cost or market, net of allowances of $1,837,378 and $1,462,966	69,433,239	51,208,831

Total investments	1,487,558,402	1,244,381,279

Cash and cash equivalents	15,629,948	44,035,987
Accrued interest on investments	21,375,445	14,464,644
Reinsurance receivable	147,661,562	148,392,448
Deferred policy acquisition costs	73,387,693	72,257,621
Due from affiliate	—	6,276,448
Indebtedness of related parties	18,395,187	18,921,930
Land, buildings and equipment, net	4,337,971	4,282,048
Other assets	5,973,647	10,978,546

Total other assets	286,761,453	319,609,672

Total assets	$1,774,319,855	$1,563,990,951

Liabilities:
Reserves, payables, and accrued liabilities:
Life insurance and annuity reserves	$1,334,269,580	$1,224,344,910
Policyholder funds on deposit	1,324,717	1,315,343
Accounts payable and accrued expenses	6,728,086	4,556,963
Due to affiliate	1,481,657	—

Total reserves, payables, and accrued liabilities	1,343,804,040	1,230,217,216

Debt payable, including accrued interest	149,295,941	104,222,683
Current income taxes payable	8,973,143	12,326,770
Deferred income taxes, net	19,582,045	19,231,189
Minority interest	50,000,000	50,000,000

Total liabilities	1,571,655,169	1,415,997,858

Stockholder’s equity:
Preferred stock, $2.50 par value, 5,000,000 shares authorized, 446,571 shares and no shares issued and outstanding	1,116,428	—
Common stock, Class A, $0.01 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	1	1
Paid-in and contributed capital	92,898,688	43,297,238
Accumulated other comprehensive income	3,540,373	2,888,792
Retained earnings	105,109,196	101,807,062

Total stockholder’s equity	202,664,686	147,993,093

Total liabilities and stockholder’s equity	$1,774,319,855	$1,563,990,951

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Six Months Ended
	March 31,
	2003	2002

Revenues:
Premiums and annuity considerations	$764,583	$933,179
Net investment income, including net expenses of $2,626,809 and $730,359 from affiliates	63,233,644	45,454,384
Net losses on sales of investments, including $0 and $574,530 from affiliates	(15,910,024)	(6,815,438)

Total revenues	48,088,203	39,572,125

Expenses:
Life insurance and annuity benefits	31,262,734	25,626,272
Commissions to agents, including $13,525 and $382,985 from affiliates	6,282,223	2,761,282
Administrative and other expenses, including $1,749,099 and $956,072 from affiliates	4,092,703	2,239,739
Capitalization of deferred policy acquisition costs	(6,630,072)	(3,297,447)
Amortization of deferred policy acquisition costs	5,500,000	5,450,000

Total expenses	40,507,588	32,779,846

Income before income taxes and minority interest	7,580,615	6,792,279
Income taxes	(2,628,568)	(2,377,297)

Net income before minority interest	4,952,047	4,414,982
Income of consolidated subsidiary allocated to affiliated minority stockholders	(1,375,000)	(1,608,750)

Net income (loss)	3,577,047	2,806,232
Preferred stock dividends	(274,913)	—

Income (loss) applicable to common stockholders	$3,302,134	$2,806,232

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(unaudited)

	Six Months Ended
	March 31,
	2003	2002

Net income (loss)	$3,577,047	$2,806,232

Other comprehensive income (loss), net of income tax:
Unrealized losses on investments:
Unrealized holding losses arising during period(1)	(2,597,920)	(4,132,742)
Less reclassification adjustment for losses included in net income(2)	3,249,501	3,659,628

Net other comprehensive income (loss)	(651,581)	(473,114)

Comprehensive income	$4,228,628	$2,333,118

(1)	Net of related tax of ($1,398,876) and ($2,227,479) during the six months ended March 31, 2003 and 2002, respectively.
(2)	Net of related tax of $1,749,732 and $1,970,569 during the six months ended March 31, 2003 and 2002, respectively.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(unaudited)

				Accumulated
			Paid-in and	Other		Total
	Preferred	Common	Contributed	Comprehensive	Retained	Stockholder’s
	Stock	Stock	Capital	Income	Earnings	Equity

Balance, October 1, 2002	$—	$1	$43,297,238	$2,888,792	$101,807,062	$147,993,093
Net income					3,577,047	3,577,047
Net unrealized gains on available-for-sale securities, net of income tax provision of $350,856				651,581		651,581
Contributed capital			41,400,000			41,400,000
Cash dividends, preferred (variable rate)					(274,913)	(274,913)
Redemption and retirement variable rate of preferred stock (427 shares)	(1,067)		(9,606)			(10,673)
Sale of variable rate preferred stock, net (446,998 shares)	1,117,495		8,211,056			9,328,551

Balance, March 31, 2003	$1,116,428	$1	$92,898,688	$3,540,373	$105,109,196	$202,664,686

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months Ended March 31,
	2003	2002

Cash flow from operating activities:
Net income	$3,577,047	$2,806,232
Adjustments to reconcile net income to net cash provided by operating activities:
Proceeds from sales of trading securities	—	13,590,118
Proceeds from maturities of trading securities	—	1,020,171
Acquisition of trading securities	—	(4,669,460)
Earned discount on investments	(13,763,062)	(15,104,716)
Losses on investments, net, including $0 and $574,530 from affiliates	5,029,115	5,131,877
Losses (gains) on sales of real estate, net	69,923	(8,411)
Provision for losses	10,810,986	1,691,972
Depreciation and amortization	457,703	386,269
Deferred income tax benefit	350,856	(256,910)
Changes in assets and liabilities:
Deferred policy acquisition costs, net	(1,130,072)	2,152,553
Life insurance and annuity reserves	26,238,894	25,249,791
Accrued interest on investments	(7,888,811)	(4,327,348)
Accrued interest on debt payable	180,809	89,060
Other assets	2,844,419	4,695,676
Accounts payable and accrued expenses	701,123	(165,085)
Amounts due to/from affiliates	7,758,105	3,285,151

Net cash provided by operating activities	35,237,035	36,566,940

Cash flow from investing activities:
Proceeds from maturities of available-for-sale securities	27,575,367	31,887,892
Proceeds from sales of available-for-sale securities	160,654,298	57,523,292
Purchases of available-for-sale securities	(297,490,072)	(180,323,272)
Proceeds from maturities of held-to-maturity securities	28,414,699	—
Principal payments received on real estate contracts and mortgage notes and other receivable investments	75,178,892	67,664,018
Proceeds from sales of real estate contracts and mortgage notes and other receivable investments, including $0 and $11,200,000 from affiliates	—	13,201,273
Purchases and originations of real estate contracts and mortgage notes and other receivable investments, including $6,479,459 and $4,468,420 from affiliates	(224,118,772)	(119,665,897)
Proceeds from sales of real estate	5,092,295	4,278,899
Purchases of and costs associated with real estate held for sale and development, including $14,647,042 and $0 from affiliates	(18,833,676)	(758,287)
Other capital expenditures	(200,927)	(18,824)

Net cash used in investing activities	(243,727,896)	(126,210,906)

Cash flow from financing activities:
Receipts from life and annuity products	148,432,054	75,461,674
Withdrawals of life and annuity products	(69,256,308)	(56,503,287)
Ceding of life and annuity products to affiliated reinsurers	—	(6,097,779)
Ceding of life and annuity products from affiliated reinsurers	5,046,919	9,626,571
Increase in notes payable	44,892,449	19,772,619
Decrease in related party indebtedness	526,743	450,971
Issuance of preferred stock, net	9,328,551	—
Redemption and retirement of preferred stock, net	(10,673)	—
Issuance of common stock to Parent	—	17,200,038
Contributed capital from Parent	41,400,000	—
Cash dividends	(274,913)	—

Net cash provided by financing activities	180,084,822	59,910,807

Net change in cash and cash equivalents	(28,406,039)	(30,733,159)
Cash and cash equivalents:
Beginning of period	44,035,987	53,286,888

End of period	$15,629,948	$22,553,729

Non cash investing and financing activities of Company:
Real estate held for sale and development acquired through foreclosure	$6,439,042	$19,772,241
Transfers between annuity products	14,806,169	18,397,682
Transfer of investments from available-for-sale portfolio to held-to-maturity portfolio(1)	262,518,789	—
Transfer of investments from trading portfolio to available-for-sale portfolio	—	38,593,522
Timing difference on settlements of securities sales	—	132,558
Timing difference on settlements of securities purchases	—	154,850

(1)	During the six months ended March 31, 2003, the Company transferred $262.5 million of securities from its available-for-sale portfolio to its held-to-maturity portfolio. The securities transferred included those securities pledged as collateral to secure the FHLB line of credit agreement. The Company has the intent and ability to hold these securities until maturity.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

WESTERN UNITED HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003
(Unaudited)

1.	Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position of Western United Holding Company and Subsidiary (collectively, the “Company”) as of March 31, 2003, the results of operations for the six months ended March 31, 2003 and 2002 and the cash flows for the six months ended March 31, 2003 and 2002. The results of operations for the six months ended March 31, 2003 and 2002 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements including notes thereto included in the Company’s fiscal 2002 Form 10-K.

        Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on net income (loss) or retained earnings as previously reported.

Preferred Stock Issued

        The Company registered for sale up to $50.0 million of Series A preferred stock at December 31, 2002. Effective January 2, 2003, the initial escrow period ended and the Company completed the initial sale of its preferred stock to the public. Subsequently, the Company commenced its continuous best efforts offering of the preferred stock. As of March 31, 2003, 446,571 shares of the Company’s preferred stock were outstanding, which resulted in net proceeds to the Company of $9.3 million. This preferred stock registration expires July 31, 2003.

Income Taxes

        The Company has received a Notice of Proposed Adjustment from the Internal Revenue Service that a $22.4 million tax benefit the Company recorded in prior years for a transaction entered into in conjunction with Metropolitan (defined below) during fiscal 1999 would be wholly disallowed by the IRS. However, the Company, in conjunction with Metropolitan, intends to vigorously defend its tax treatment of the transaction and the Company’s management believes that its tax treatment was, and continues to be, supportable and appropriate.

        In the event of an unfavorable resolution relative to the 1999 transaction, the earnings of the Company would be adversely affected by the amount disallowed in excess of $11.2 million, including interest if applicable. Amounts that may be disallowed, up to $11.2 million including any applicable interest, are recoverable from Metropolitan under the terms of a supplement to the Federal Tax Sharing Agreement between the Company and Metropolitan. At March 31, 2003, the Company cannot reasonably estimate a loss, if any, associated with this transaction.

Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

        In October 2001, the Financial Accounting Standards Board ( “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. This statement addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. Implementation of this new standard on October 1, 2002 did not have a material impact on the Company’s financial statements.

     You should only rely on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell these securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Up to 6,000,000 Shares

Variable Rate Cumulative

Preferred Stock, Series A

PROSPECTUS

Metropolitan Investment Securities, Inc.

                      , 2003

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

        The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates, other than the SEC registration fee and the NASD filing fee.

SEC registration fee	$12,135
NASD filing fee	15,500
Accounting fees and expenses	40,000
Printing expenses	40,000
Transfer agent’s fees and expenses	20,000
Legal fees and expenses	60,000
Miscellaneous expenses	1,365

Total	$189,000

Item 14.	Indemnification of Directors and Officers

        The Registrant has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Bylaws. The Registrant’s Bylaws permit indemnification of a director, officer or employee up to the indemnification limits permitted by Washington State law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 15.	Recent Sales of Unregistered Securities

        On May 7, 2002, in connection with the Registrant’s formation, the Registrant sold 100 shares of its unregistered common stock to its parent, Metropolitan Mortgage & Securities Co., Inc. This sale and issuance of securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. Exemption from the registration provisions of the Securities Act of 1933 is claimed on the basis that the purchaser represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such transactions did not involve any public offering or underwriters and the purchasers were sophisticated and had adequate access to information about the Registrant through its relationship with the Registrant.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

1.1	Selling Agreement between Western United Holding Company and Metropolitan Investment Securities, Inc.*
1.2	Agreement to Act as Qualified Independent Underwriter among Western United Holding Company, Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC.*
3.1	Articles of Incorporation of Western United Holding Company.(1)
3.2	Bylaws of Western United Holding Company.(1)
4.1	Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock, Series A.(1)
5.1	Opinion of Kutak Rock LLP regarding the legality of the preferred stock.

10.1	Receivable, Acquisition and Underwriting Agreement between Western United Life Assurance Company and Metropolitan Mortgage & Securities Co., Inc.(1)
10.2	General Support Services and Rental Agreement between Western United Life Assurance Company and Metropolitan Mortgage & Securities Co., Inc.(1)
10.3	First Amendment to General Support Services and Rental Agreement between Western United Life Assurance Company and Metropolitan Mortgage & Securities Co., Inc.(1)
10.4	Master Property Development and Management Services Agreement between Summit Property Development, Inc. and Western United Life Assurance Company effective May 28, 2003 (Incorporated by reference to Exhibit 10.11 to Summit Securities, Inc.’s Registration Statement on Form S-2, Registration No. 333-100317).
10.5	Servicing Agreement between Western United Life Assurance Company and Metwest Mortgage Services, Inc. dated April 1, 1998.
10.6	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various sellers named therein, dated as of April 1, 2001 (Incorporated by reference to Exhibit 10.02 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.7	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various sellers named therein, dated as of May 11, 2001 (Incorporated by reference to Exhibit 10.03 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.8	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various owners named therein, dated as of April 1, 2001 (Incorporated by reference to Exhibit 10.04 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.9	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various owners named therein, dated as of September 1, 2001 (Incorporated by reference to Exhibit 10.05 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.10	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (Incorporated by reference to Exhibit 10(d) to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 1998).
12.1	Statement regarding computation of ratios.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	The consent of Kutak Rock LLP included in exhibit 5.1 is incorporated herein by reference.
24.1	The power of attorney included on Page II-4 is incorporated herein by reference.

*	To be filed by amendment.

(1)	Incorporated by reference to the exhibit of the same number in the Registrant’s Registration Statement on Form S-1, Registration No. 333-72346-01.

(b) Financial Statement Schedules

        See Index to Financial Statements on page S-1 of the Registration Statement.

Item 17.	Undertakings

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (5) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on June 11, 2003.

WESTERN UNITED HOLDING COMPANY,
a Washington corporation

By /s/ C. Paul Sandifur, Jr.

C. Paul Sandifur, Jr.,
Chief Executive Officer, President and Chairman of the Board

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ C. Paul Sandifur, Jr. C. Paul Sandifur, Jr.	Chief Executive Officer, President and Chairman of the Board	June 11, 2003

/s/ John Van Engelen John Van Engelen	Senior Vice President and Director	June 11, 2003

/s/ Reuel Swanson Reuel Swanson	Secretary and Director	June 11, 2003

/s/ Robert A. Ness Robert A. Ness	(Principal Financial Officer and Principal Accounting Officer)	June 11, 2003

/s/ Gary D. Brajcich Gary D. Brajcich	Director	June 11, 2003

Signature	Title	Date

/s/ Robert Stephen Corker Robert Stephen Corker	Director	June 11, 2003

Irv Marcus	Director	June 11, 2003

Samuel H. Smith	Director	June 11, 2003

/s/ William D. Snider William D. Snider	Director	June 11, 2003

/s/ John Trimble John Trimble	Director	June 11, 2003

Index to Financial Statement Schedules

Schedule I	Summary of Investments — Other Than Investments in Related Parties as of September 30, 2002
Schedule III	Supplementary Insurance Information as of September 30, 2002, 2001 and 2000 and for each of the years then ended
Schedule IV	Reinsurance as of September 30, 2002, 2001 and 2000 and for each of the years then ended
Schedule V	Valuation and Qualifying Accounts as of September 30, 2002

        All schedules, other than those listed above, are omitted because the information is not required or because the information is included in the Company’s Consolidated Financial Statements or Notes thereto.

S-1

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Selling Agreement between Western United Holding Company and Metropolitan Investment Securities, Inc.*
1.2	Agreement to Act as Qualified Independent Underwriter among Western United Holding Company, Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC.*
3.1	Articles of Incorporation of Western United Holding Company.(1)
3.2	Bylaws of Western United Holding Company.(1)
4.1	Statement of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock, Series A.(1)
5.1	Opinion of Kutak Rock LLP regarding the legality of the preferred stock.
10.1	Receivable, Acquisition and Underwriting Agreement between Western United Life Assurance Company and Metropolitan Mortgage & Securities Co., Inc.(1)
10.2	General Support Services and Rental Agreement between Western United Life Assurance Company and Metropolitan Mortgage & Securities Co., Inc.(1)
10.3	First Amendment to General Support Services and Rental Agreement between Western United Life Assurance Company and Metropolitan Mortgage & Securities Co., Inc.(1)
10.4	Master Property Development and Management Services Agreement between Summit Property Development, Inc. and Western United Life Assurance Company effective May 28, 2003 (Incorporated by reference to Exhibit 10.11 to Summit Securities, Inc.’s Registration Statement on Form S-2, Registration No. 333-100317).
10.5	Servicing Agreement between Western United Life Assurance Company and Metwest Mortgage Services, Inc. dated April 1, 1998.
10.6	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various sellers named therein, dated as of April 1, 2001 (Incorporated by reference to Exhibit 10.02 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.7	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various sellers named therein, dated as of May 11, 2001 (Incorporated by reference to Exhibit 10.03 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.8	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various owners named therein, dated as of April 1, 2001 (Incorporated by reference to Exhibit 10.04 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.9	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan Mortgage & Securities Co., Inc. and various owners named therein, dated as of September 1, 2001 (Incorporated by reference to Exhibit 10.05 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 2001).
10.10	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (Incorporated by reference to Exhibit 10(d) to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for fiscal 1998).
12.1	Statement regarding computation of ratios.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	The consent of Kutak Rock LLP included in exhibit 5.1 is incorporated herein by reference.
24.1	The power of attorney included on Page II-4 is incorporated herein by reference.

*	To be filed by amendment.

(1)	Incorporated by reference to the exhibit of the same number in the Registrant’s Registration Statement on Form S-1, Registration No. 333-72346-01.